   As filed with the Securities and Exchange Commission on January 12, 2000

                                                          Registration No.  333-
                                                                            811-

                      SECURITIES AND EXCHANGE COMMISSION
                      ----------------------------------
                            WASHINGTON, D.C.  20549

                            ACCESS VARIABLE ANNUITY

                                   FORM N-4

                       REGISTRATION STATEMENT UNDER THE
                           SECURITIES ACT OF 1933                 X
                       Pre-Effective Amendment No.  ___
                       Post-Effective Amendment No.  ___

                                      and

                         REGISTRATION STATEMENT UNDER
                     THE INVESTMENT COMPANY ACT OF 1940           X
                                 Amendment No.

                      PFL LIFE VARIABLE ANNUITY ACCOUNT D
                          (Exact Name of Registrant)

                          PFL LIFE INSURANCE COMPANY
                              (Name of Depositor)

                            4333 Edgewood Road N.E.
                          Cedar Rapids, IA 52499-0001
             (Address of Depositor's Principal Executive Offices)
                 Depositor's Telephone Number: (319) 297-8468

                              Frank A. Camp, Esq.
                          PFL Life Insurance Company
                           4333 Edgewood Road, N.E.
                          Cedar Rapids, IA 52499-0001
                    (Name and Address of Agent for Service)

                                   Copy to:
                          Frederick R. Bellamy, Esq.
                      Sutherland, Asbill and Brennan LLP
                        1275 Pennsylvania Avenue, N.W.
                         Washington, D.C.  20004-2415

Title of Securities Being Registered: Flexible Premium Variable Annuity
------------------------------------
Policies

Approximate Date of Proposed Public Offering:
--------------------------------------------

As soon as practicable after the effective date of the Registration statement.

Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                                                                          ACCESS
                                                                        VARIABLE
                                                                         ANNUITY

                                                                  Issued Through
                                             PFL LIFE VARIABLE ANNUITY ACCOUNT D
                                                                             and
                                                     PFL ENDEAVOR TARGET ACCOUNT
                                                                              by
                                                      PFL LIFE INSURANCE COMPANY


Prospectus
[DATE]


This prospectus and the mutual fund prospectuses give you important information about the policies and the mutual funds. Please read them carefully before you invest and keep them for future reference.

If you would like more information about the Access Variable Annuity, you can obtain a free copy of the Statement of Additional Information (SAI) dated __________. Please call us at (800) 525-6205 or write us at: PFL Life Insurance Company, Financial Markets Division, Variable Annuity Department, 4333 Edgewood Road N.E., Cedar Rapids, Iowa, 52499-0001. A registration statement, including the SAI, has been filed with the Securities and Exchange Commission (SEC) and is incorporated herein by reference. Information about the mutual fund account and the target account can be reviewed and copied at the SEC's Public Reference Room in Washington, D.C. You may obtain information about the operation of the public reference room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a web site (http://www.sec.gov) that contains the prospectus, the SAI, material incorporated by reference, and other information. The table of contents of the SAI is included at the end of this prospectus.

Please note that the policies and the mutual funds:
 .        are not bank deposits
 .        are not federally insured
 .        are not endorsed by any bank or government agency
 .        are not guaranteed to achieve their goal
 .        are subject to risks, including loss of premium

The Securities and Exchange Commission has not approved or disapproved these securities, or passed upon the adequacy of this prospectus. Any representation to the contrary is a criminal offense.


This flexible premium deferred annuity policy has many investment choices. There are two separate accounts: (1) a mutual fund account; and (2) a target account. The mutual fund subaccounts and the target series subaccounts are listed below. You bear the entire investment risk for all amounts you put in either separate account. There is also a fixed account, which offers interest at rates that are guaranteed by PFL Life Insurance Company (PFL). You can choose any combination of these investment choices.

ENDEAVOR SERIES TRUST
     Endeavor Asset Allocation Portfolio
     Endeavor Money Market Portfolio
     T. Rowe Price Equity Income Portfolio
     T. Rowe Price Growth Stock Portfolio
     T. Rowe Price International Stock Portfolio
     Endeavor Value Equity Portfolio
     Endeavor Opportunity Value Portfolio
     Endeavor Enhanced Index Portfolio
     Dreyfus U.S. Government Securities Portfolio
     Dreyfus Small Cap Value Portfolio
     Endeavor Select 50 Portfolio
     Endeavor High Yield Portfolio
     Endeavor Janus Growth Portfolio

TRANSAMERICA VARIABLE
INSURANCE FUND, INC.
     Transamerica VIF Growth Portfolio

VARIABLE INSURANCE PRODUCTS FUND
(VIP) - SERVICE CLASS 2
     VIP Equity-Income Portfolio

VARIABLE INSURANCE PRODUCTS FUND II
(VIP II) - SERVICE CLASS 2
     VIP II Contrafund Portfolio

VARIABLE INSURANCE PRODUCTS FUND III
(VIP III) - SERVICE CLASS 2
     VIP III Growth Opportunities Portfolio
     VIP III Mid Cap Portfolio

WRL SERIES FUND, INC.
     WRL Janus Global
     WRL Alger Aggressive Growth
     WRL NWQ Value Equity
     WRL Goldman Sachs Growth
     WRL T. Rowe Price Dividend Growth
     WRL T. Rowe Price Small Cap
     WRL Salomon All Cap
     WRL Pilgrim Baxter Mid Cap Growth

THE TARGET ACCOUNT
     The Dow/SM/ Target 10  (July Series)
     The Dow/SM/ Target 5  (July Series)
     The Dow/SM/ Target 10  (January Series)
     The Dow/SM/ Target 5  (January Series)

TABLE OF CONTENTS                                       Page


GLOSSARY OF TERMS....................................

SUMMARY..............................................

ANNUITY POLICY FEE TABLE.............................

EXAMPLES.............................................

1.   THE ANNUITY POLICY..............................

2.   ANNUITY PAYMENTS
     (THE INCOME PHASE)..............................
     Annuity Payment Options.........................

3.   PURCHASE........................................
     Policy Issue Requirements.......................
     Premium Payments................................
     Initial Premium Requirements....................
     Additional Premium Payments.....................
     Maximum Total Premium Payments..................
     Allocation of Premium Payments..................
     Policy Value....................................

4.   INVESTMENT CHOICES..............................
     The Separate Accounts...........................
     The Mutual Fund Account.........................
     The Target Account..............................
     The Fixed Account...............................
     Transfers.......................................
     Family Income Protector.........................
     Dollar Cost Averaging Program...................
     Asset Rebalancing...............................
     Telephone Transactions..........................

5.   EXPENSES........................................
     Excess Interest Adjustment......................
     Mortality and Expense Risk Fee..................
     Administrative Charges..........................
     Premium Taxes...................................
     Federal, State and Local Taxes..................
     Transfer Fee....................................
     Family Income Protector.........................
     Portfolio Management Fees.......................
     Target Account Fees.............................

6.   TAXES...........................................
     Annuity Policies in General.....................
     Qualified and Nonqualified Policies.............
     Withdrawals - Nonqualified Policies.............
     Withdrawals - Qualified Policies................
     Withdrawals - 403(b) Policies...................
     Tax Status of the Policy........................
     Taxation of Death Benefit Proceeds..............
     Annuity Payments................................
     Transfers, Assignments or Exchanges
     of Policies.....................................
     Possible Tax Law Changes........................

7.   ACCESS TO YOUR MONEY............................
     Surrenders......................................
     Delay of Payment and Transfers..................
     Excess Interest Adjustment......................
     Systematic Payout Option........................
     Nursing Care and Terminal Condition
         Withdrawal Option...........................
     Unemployment Waiver.............................

8.   PERFORMANCE.....................................
     The Mutual Fund Account.........................
     The Target Account..............................

9.   DEATH BENEFIT...................................
     When We Pay A Death Benefit.....................
     When We Do Not Pay A Death Benefit..............
     Amount of Death Benefit.........................
     Guaranteed Minimum Death Benefit................
     Adjusted Partial Withdrawal.....................

10.  OTHER INFORMATION...............................
     Ownership.......................................
     Assignment......................................
     PFL Life Insurance Company......................
     The Mutual Fund Account.........................
     The Target Account..............................
     Mixed and Shared Funding........................
     Reinstatements..................................
     Voting Rights...................................
     Distributor of the Policy.......................
     Non-Participating ..............................
     Variations in Certain Provisions................
     IMSA............................................
     Legal Proceedings...............................
     Financial Statements............................

TABLE OF CONTENTS OF THE STATEMENT
OF ADDITIONAL INFORMATION............................

APPENDIX A
Historical Performance Data
     The Mutual Fund Account.........................
Historical Performance Data
     The Target Strategies and the
     Dow Jones Industrial Average(SM)................

GLOSSARY OF TERMS


Accumulation Unit--An accounting unit of measure used in calculating the policy value in the mutual fund account and the target account before the annuity commencement date.

Adjusted Policy Value--An amount equal to the policy value increased or decreased by any excess interest adjustments.

Annual Stock Selection Date--The last business day of a specified 12-month period.

Annuitant--The person during whose life any annuity payments involving life contingencies will continue.

Annuity Commencement Date--The date upon which annuity payments are to commence. This date may be any date at least thirty days after the policy date and may not be later than the last day of the policy month starting after the annuitant attains age 85, except as expressly allowed by PFL. In no event will this date be later than the last day of the month following the month in which the annuitant attains age 95.

Annuity Payment Option--A method of receiving a stream of annuity payments selected by the owner.

Cash Value--The policy value increased or decreased by an excess interest adjustment, less the annual service charge, and less any applicable premium taxes and family income protector rider fee.

DJIA--The Dow Jones Industrial Average/SM/. Thirty stocks chosen by the editors of The Wall Street Journal as representative of the broad market and of American Industry.

Excess Interest Adjustment--A positive or negative adjustment to amounts withdrawn upon partial withdrawals, full surrenders, or transfers from the guaranteed period options, or to amounts applied to annuity payment options. The adjustment reflects changes in the interest rates declared by PFL since the date any payment was received by, or an amount was transferred to, the guaranteed period option. The excess interest adjustment can either decrease or increase the amount to be received by the owner upon full surrender or commencement of annuity payments, depending upon whether there has been an increase or decrease in interest rates, respectively.

Fixed Account--One or more investment choices under the policy that are part of the general assets of PFL and are not in the mutual fund account or the target account.

Guaranteed Period Options--The various guaranteed interest rate periods of the fixed account which may be offered by PFL and into which premium payments may be paid or amounts transferred.

Initial Stock Selection Date--The date is June 30, 1998 for the July Series. The date is December 31, 1998 for the January Series.

Mutual Fund Account--PFL Life Variable Annuity Account D, a separate account established and registered as a unit investment trust under the Investment Company Act of 1940, as amended, to which premium payments under the policies may be allocated.

Mutual Fund Subaccount--A subdivision within the mutual fund account, the assets of which are invested in specified portfolios of the underlying funds.

Owner--Depending upon the state of issue, owner means either:
 . the individual or entity that owns a certificate under a group contract; or . the individual or entity that owns an individual policy.

Policy--Depending upon the state of issue, policy means either:
 . the individual certificate under a group contract; or . the individual policy.

Policy Value--On or before the annuity commencement date, the policy value is equal to the owner's:
 . premium payments; minus
 . partial withdrawals (including the net effect of any applicable excess interest adjustments on such withdrawals); plus
 . interest credited in the fixed account; plus or minus
 . accumulated gains or losses in the mutual fund account and the target account;
  minus
 . service charges, rider fees, premium taxes, and transfer fees, if any.

Policy Year-- A policy year begins on the date in which the policy becomes effective and on each anniversary thereof.

Target Account--A separate account established and registered as a management investment company under the 1940 Act to which premium payments under the policies may be allocated.

Target Series Subaccount--A subdivision within the target account, the assets of which are invested in common stocks selected according to a specified investment strategy, with a specific stock selection date.

               (Note: The SAI contains a more extensive Glossary.)

SUMMARY

The sections in this summary correspond to sections in this prospectus, which discuss the topics in more detail. Words printed in italics in this prospectus are defined in the Glossary.

1.   THE VARIABLE ANNUITY POLICY

The flexible premium variable annuity policy offered by PFL Life Insurance Company (PFL, we, us or our) provides a way for you to invest on a tax-deferred basis in the following investment choices: twenty-six subaccounts of the mutual fund account, four subaccounts of the target account, and a fixed account of PFL. The policy is intended to accumulate money for retirement or other long-term investment purposes.

This policy offers thirty subaccounts in both the mutual fund account and the target account that are listed in Section 4. Each mutual fund subaccount invests exclusively in shares of one of the portfolios of the underlying funds. Each target series subaccount invests directly in individual stocks according to its specific investment strategy. The policy value may depend on the investment experience of the selected subaccounts. Therefore, you bear the entire investment risk with respect to all policy value in any subaccount. You could lose the amount that you invest.

The fixed account offers an interest rate that is guaranteed by PFL. We guarantee to return your investment with interest credited for all amounts allocated to the fixed account.

You can transfer money between any of the investment choices. We reserve the right to impose a $10 fee for each transfer in excess of 12 transfers per policy year.

The policy, like all deferred annuities, has two phases: the "accumulation phase" and the "income phase." During the accumulation phase, earnings accumulate on a tax-deferred basis and are taxed as ordinary income when you take them out of the policy. The income phase occurs when you begin receiving regular payments from your policy. The money you can accumulate during the accumulation phase will largely determine the income payments you receive during the income phase.

2.   ANNUITY PAYMENTS
     (THE INCOME PHASE)

The policy allows you to receive income under one of five annuity payment options. You may choose from fixed payment options, variable payment options, or a combination of both. If you select a variable payment option, the dollar amount of your payments may go up or down.

3.   PURCHASE

You can buy a nonqualified or qualified policy with $25,000 or more, under most circumstances. You can add as little as $50 at any time during the accumulation phase.

4.   INVESTMENT CHOICES

You can allocate your premium payments to one or more of the investment choices listed below.

The following twenty-six mutual fund portfolios are described in the underlying fund prospectuses:

   Endeavor Asset Allocation Portfolio
   Endeavor Money Market Portfolio
   T. Rowe Price Equity Income Portfolio
   T. Rowe Price Growth Stock Portfolio
   T. Rowe Price International Stock Portfolio
   Endeavor Value Equity Portfolio
   Endeavor Opportunity Value Portfolio
   Endeavor Enhanced Index Portfolio
   Dreyfus U.S. Government Securities Portfolio
   Dreyfus Small Cap Value Portfolio
   Endeavor Select 50 Portfolio
   Endeavor High Yield Portfolio
   Endeavor Janus Growth Portfolio
   Transamerica VIF Growth Portfolio
   VIP Equity-Income Portfolio
   VIP II Contrafund Portfolio
   VIP III Growth Opportunities Portfolio
   VIP III Mid Cap Portfolio
   WRL Janus Global
   WRL Alger Aggressive Growth
   WRL NWQ Value Equity
   WRL Goldman Sachs Growth
   WRL T. Rowe Price Dividend Growth

   WRL T. Rowe Price Small Cap
   WRL Salomon All Cap
   WRL Pilgrim Baxter Mid Cap Growth

The following four target series subaccounts are described later in this prospectus:

   The Dow(SM) Target 10 (July Series)
   The Dow(SM) Target 5  (July Series)
   The Dow(SM) Target 10 (January Series)
   The Dow(SM) Target 5  (January Series)

Depending upon their investment performance, you can make or lose money in any of the mutual fund subaccounts or target series subaccounts.

You can also allocate your premium payments to the fixed account.

5. EXPENSES

No deductions are made from premium payments at the time you buy the policy so that the full amount of each premium payment is invested in one or more of your investment choices.

Full surrenders, partial withdrawals, and transfers from a guaranteed period option of the fixed account may be subject to an excess interest adjustment, which may increase or decrease the amount you receive. This adjustment may also apply to amounts applied to an annuity payment option from a guaranteed period option of the fixed account.

We deduct daily mortality and expense risk fees and administrative charges at an annual rate of either 1.70% or 1.85% per year from the assets in each mutual fund subaccount and target series subaccount (depending on the death benefit you select).

During the accumulation phase, we deduct an annual service charge of no more than $30 from the policy value on each policy anniversary and at the time of surrender. The charge is waived if either the policy value or the sum of all premium payments, minus all partial withdrawals, is at least $50,000.

We will deduct state premium taxes, which currently range from 0% to 3.50%, upon total surrender, payment of a death benefit, or when annuity payments begin.

If you elect the "family income protector" rider, then there is an annual fee during the accumulation phase of 0.30% of the minimum annuitization value. If you receive annuity payments under the rider, then during the income phase there is a guaranteed payment fee at an annual rate of 1.25% of the daily net asset value in the separate account.

The value of the net assets of the mutual fund subaccounts will reflect the investment advisory fee and other expenses incurred by the underlying portfolios. The value of the net assets of the target series subaccounts will reflect the investment advisory fee and other expenses incurred by the manager in operating each target series subaccount.

6. TAXES

Your earnings, if any, are not taxed until you take them out. If you take money out during the accumulation phase, earnings come out first for federal tax purposes, and are taxed as ordinary income. If you are younger than 59 1/2 when you take money out, you may be charged a 10% federal penalty tax. Payments during the income phase may be considered partly a return of your original investment so that part of each payment would not be taxable as income.

7. ACCESS TO YOUR MONEY

You can take out $500 or more anytime during the accumulation phase. If you have policy value in the fixed account, then after one year you may take up to 10% of your cumulative premium payments out of the fixed account free of excess interest adjustments each policy year. Amounts withdrawn in the first year, or in excess of 10% of your cumulative premium payments thereafter, may be subject to an excess interest adjustment. You may also have to pay income tax and a tax penalty on any money you take out.

8. PERFORMANCE

The value of the policy will vary up or down depending upon the investment performance of the mutual fund subaccounts or target series subaccounts you choose. We provide performance information in Appendix A and in the SAI. This data is not intended to indicate future performance.

9.   DEATH BENEFIT

If you are both the owner and the annuitant and you die before the income phase begins, then your beneficiary will receive a death benefit.

Naming different persons as owner and annuitant can affect whether the death benefit is payable and to whom amounts will be paid. Use care when naming owners, annuitants and beneficiaries, and consult your agent if you have questions.

You may choose one of the following guaranteed minimum death benefits:
 . 5% Annually Compounding through age 80
 . Annual Step-Up through age 80
 . Return of Premium

The charges dedcuted from policy value are higher for the 5% Annually Compounding and Annual Step-Up guaranteed minimum death benefits than for the Return of Premium death benefit.

There is no guaranteed minimum death benefit if the owner or annuitant is age 85 or older on the policy date. In this case, the death benefit will be the greater of the policy value or the cash value as of the date of death.

If the owner is not the annuitant, no death benefit is paid if the owner dies.

10.  OTHER INFORMATION

Right to Cancel Period. You may return your policy for a refund. The amount of time you have to return the policy will depend on the state where the policy was issued. It is generally only 10 days. The amount of the refund will generally be the policy value. We will pay the refund within 7 days after we receive written notice of cancellation and the returned policy. The policy will then be deemed void. In some states you may have more than 10 days to return a policy, or receive a refund of more (or less) than the policy value.

No Probate. Usually when the annuitant dies the person you choose as your beneficiary will receive the death benefit under this policy without going through probate. State laws vary on how the amount that may be paid is treated for estate tax purposes.

Who should purchase the Policy? This policy is designed for people seeking long-term tax-deferred accumulation of assets, generally for retirement or other long-term purposes; and for persons who have maximized their use of other retirement savings methods, such as 401(k) plans and individual retirement accounts. The tax-deferred feature is most attractive to people in high federal and state tax brackets. The tax deferral features of variable annuities are unnecessary when purchased to fund a qualified plan. You should not buy this policy if you are looking for a short-term investment or if you cannot take the risk of losing money that you put in.

There are various fees and charges associated with variable annuities. You should consider whether the features and benefits unique to variable annuities, such as the opportunity for lifetime income payments, a guaranteed death benefit and the guaranteed level of certain charges, are appropriate for your needs.

Financial Statements. Financial Statements for PFL and the target account are in the SAI.

Additional Features. This policy has additional features that might interest you. These include the following:

 .    You can arrange to have money automatically sent to you monthly, quarterly, semi-annually or annually while your policy is in the accumulation phase. This feature is referred to as the "systematic payout option." Amounts you receive may be included in your gross income, and in certain circumstances, may be subject to penalty taxes.

 .    You can arrange to have a certain amount of money (at least $500)
     automatically transferred from the fixed account, the Endeavor Money Market Subaccount, or the Dreyfus U.S. Government Securities Subaccount, either monthly or quarterly, into your choice of mutual fund subaccounts or target series subaccounts. This feature is called "dollar cost averaging."

 .    You can elect an optional rider that guarantees you a minimum annuitization value. This feature is called the "family income protector."

 .    We will, upon your request, automatically transfer amounts among the mutual fund subaccounts or target series subaccounts on a regular basis to maintain a desired allocation of the policy value among the various mutual fund subaccounts or target series subaccounts. This feature is called "asset rebalancing."

 .    Under certain medically related circumstances, we will allow you to surrender or partially withdraw your policy value without an excess interest adjustment. This feature is called the "nursing care and terminal condition withdrawal option."

 .    Under certain unemployment circumstances, you may withdraw all or a portion of the policy value free of excess interest adjustments. This feature is called the "unemployment waiver."

 .    You may make transfers and/or change the allocation of additional premium payments by telephone.

These features are not available in all states and may not be suitable for your particular situation.

Inquiries

If you need more information, please contact us at:

     Administrative and Service Office
     Financial Markets Division
     Variable Annuity Department
     PFL Life Insurance Company
     4333 Edgewood Road N.E.
     P.O. Box 3183
     Cedar Rapids, IA 52406-3183

==============================================================================================================================

                                                     ANNUITY POLICY FEE TABLE

==============================================================================================================================
                                                                               Separate Account Annual Expenses
               Policy Owner Transaction Expenses                          (as a percentage of average account value)
----------------------------------------------------------------- ------------------------------------------------------------
Sales Load On Purchase Payments........................     0     Mortality and Expense Risk Fee (3).....       1.45%
Surrender Fees.........................................     0     Administrative Charge                         0.40%
                                                                                                                -----
Annual Service Charge/(1)/...................  $30 Per Policy
Transfer Fee/(1)/........................... Currently No Fee     TOTAL SEPARATE ACCOUNT
Family Income Protector (optional)/(2)/                           ANNUAL EXPENSES........................       1.85%
      Rider Fee...................................       0.30%
------------------------------------------------------------------------------------------------------------------------------
                                                   Portfolio Annual Expenses(4)
                          (as a percentage of average net assets and after expense reimbursements)
==============================================================================================================================
                                                                                                                    Total
                                                                                                      Total        Account
                                                                                          Rule      Portfolio        and
                                                              Management      Other       12b-1      Annual       Portfolio
                                                                 Fees        Expenses    Fees(5)    Expenses      Expenses
------------------------------------------------------------------------------------------------------------------------------
Endeavor Asset Allocation /(6)/.................................
Endeavor Money Market /(6)/.....................................
T. Rowe Price Equity Income /(6)/...............................
T. Rowe Price Growth Stock /(6)/................................
T. Rowe Price International Stock /(6)(7)/......................
Endeavor Value Equity /(6)/.....................................
Endeavor Opportunity Value /(6)/................................
Endeavor Enhanced Index /(6)/...................................
Dreyfus U.S. Government Securities /(6)(8)/.....................
Dreyfus Small Cap Value /(6)/...................................
Endeavor Select 50 /(6)(9)/.....................................
Endeavor High Yield /(6)(10)/...................................
Endeavor Janus Growth /(6)(11)/.................................
Transamerica VIF Growth /(12)/..................................
VIP Equity-Income...............................................
VIP II Contrafund...............................................
VIP III Growth Opportunities....................................
VIP III Mid Cap.................................................
WRL Janus Global /(13)/.........................................
WRL Alger Aggressive Growth.....................................
WRL NWQ Value Equity............................................
WRL Goldman Sachs Growth /(13)(14)/.............................
WRL T. Rowe Price Dividend Growth /(13)(14)/....................
WRL T. Rowe Price Small Cap /(14)/..............................
WRL Salomon All Cap /(13)(14)/..................................
WRL Pilgrim Baxter Mid Cap Growth /(13)(14)/....................
The Dow(SM) Target 10 (July) /(15)/ ............................
The Dow(SM) Target 5 (July) /(15)/ .............................
The Dow(SM) Target 10 (January) /(15)/ .........................
The Dow(SM) Target 10 (January) /(15)/ .........................
==============================================================================================================================

(1) The service charge applies to the fixed account, the mutual fund account and the target account, and is assessed on a pro rata basis relative to each account's policy value as a percentage of the policy's total policy value. The service charge is deducted on each policy anniversary and at the time of surrender, if surrender occurs during a policy year. There is no transfer fee for the first 12 transfers per year. For additional transfers, PFL may charge a fee of $10 per transfer, but currently does not charge for any transfers.

(2) The annual rider fee for the optional family income protector rider (only deducted during the accumulation phase) is currently equal to 0.30% of the minimum annuitization value on the previous policy anniversary. PFL may, at its discretion, change the rate in the future, but the rate will never be greater than 0.50% per year. The guaranteed payment fee is only charged if you annuitize under the family income protector rider, and then only after annuitization. This fee is reflected in the amount of the variable payments. The guaranteed payment fee is currently equal to an effective annual rate of 1.25% of the daily net asset value in the variable investment options. PFL may at its discretion change the rate in the future, but the rate will never be greater than 2.25% per year. Once the family income protector rider is added to your policy, neither the rider fee nor the guaranteed payment fee that is in effect at that time will change during the life of that family income protector rider. They could change if you upgrade.

(3) The mortality and expense risk fee shown (1.45%) applies to the 5% Annually Compounding through age 80 death benefit and the Annual Step-Up through age 80 death benefit. This reflects a fee that is 0.15% per year higher than the 1.30% corresponding fee for the Return of Premium death benefit.

(4) The fee table information relating to the underlying funds was provided to PFL by the underlying funds, their investment advisors or managers, and PFL has not independently verified such information. Actual future expenses of the portfolios may be greater or less than those shown in the Table.

(5) The Board of Trustees of Endeavor Series Trust (the "Trust") and the Board of Managers of the target account have authorized an arrangement whereby, subject to best price and execution, executing brokers will share commissions with the Trust's or the target account's affiliated broker. Under supervision of the Trustees and the Managers, the affiliated broker will use the "recaptured commission" to promote marketing of the Trust's shares and investments in the target account. The staff of the Securities and Exchange Commission believes that, through the use of these recaptured commissions, the Trust and the target account are indirectly paying for distribution expenses and such amounts are shown as 12b-1 fees in the above table. This use of recaptured commissions to promote the sale of the Trust's shares involves no additional costs to the Trust, to the target account or any owner. Endeavor Series Trust and the target account, based on advice of counsel, do not believe that recaptured brokerage commissions should be treated as 12b-1 fees. For more information on the Trust's Brokerage Enhancement Plan, see the Trust's prospectus accompanying this Prospectus. For more information on the target account's Brokerage Enhancement Plan, see the target account's section of this prospectus.

(6) Endeavor Management Co. has agreed, until further notice, to assume expenses of the Portfolios that exceed the following rates: Endeavor Asset Allocation--1.25%; Endeavor Money Market--0.99%; T. Rowe Price Equity Income--1.30%; T. Rowe Price Growth Stock--1.30%; T. Rowe Price International Stock--1.53%; Endeavor Value Equity--1.30%; Endeavor Opportunity Value--1.30%; Endeavor Enhanced Index--1.30%; Dreyfus U.S. Government Securities--1.00%; Dreyfus Small Cap Value--1.30%; Endeavor Select 50--1.50%; Endeavor High Yield--1.30%. Endeavor Management Co. has agreed to assume the expenses of the Endeavor Janus Growth Portfolio that exceed 0.87% until April 30, 2000. Expenses shown for the Endeavor Janus Growth Portfolio are estimated for 1999.

(7) For the T. Rowe Price International Stock Portfolio, the management fees before waivers/reimbursements were 0.90% and other expenses after credits allowed by the custodian were ___%. Therefore, Total Portfolio Annual Expenses before waivers/reimbursements and after credits allowed by the custodian for the period ended December 31, 1999 were ______%.

(8) For the Dreyfus U.S. Government Securities Portfolio, the management fees before waivers/reimbursements were 0.65% and other expenses after credits allowed by the custodian were _____%. Therefore, Total Portfolio Annual Expenses before waivers/reimbursements and after credits allowed by the custodian for the period ended December 31, 1999 were _____%.

(9) For the Endeavor Select 50 Portfolio, the management fees before waivers/reimbursements were 1.10% and other expenses after credits allowed by the custodian were _____%. Therefore, Total Portfolio Annual Expenses before waivers/reimbursement and after credits allowed by the custodian for the period ended December 31, 1990 were _____% annualized.

(10) For the Endeavor High Yield Portfolio, the management fees before waivers/reimbursements were 0.775% and other expenses after credits allowed by the custodian were _____%. Therefore, Total Portfolio Annual Expenses before waivers/reimbursements and after credits allowed by the custodian for the period ended December 31, 1999 were _____% annualized.

(11) For the Endeavor Janus Growth Portfolio, the management fees before waivers/reimbursements were _____% and other expenses after credits allowed by the custodian were _____%. Therefore, Total Portfolio Annual Expenses before waivers/reimbursements and after credits allowed by the custodian for the period ended December 31, 1999 were _____% annualized.

(12) From time to time, the Transamerica VIF Growth Portfolios' investment adviser, in its own discretion, may voluntarily waive all or part of its fees and/or voluntarily assume certain portfolio expenses. The expenses shown in the fee table are the expenses paid for 1999. The expenses shown in that table reflect the portfolio's adviser's waivers of fees or reimbursement of expenses, if applicable. It is anticipated that such waivers or reimbursements will continue for calendar year 2000. Without such waivers or reimbursements, the annual expenses for the portfolio would have been as follows: Management Fee -_____%; Other Expenses - _____%; and Total Portfolio Annual Expenses - _____%.

(13) As compensation for its services to the portfolios, the investment adviser receives monthly compensation at an annual rate of a percentage of the average daily net assets of each portfolio. The management fees for each portfolio are: WRL Janus Global -0.80% up to $2 billion and 0.775% over $2 billion; WRL Salomon All Cap - 0.90% up to $100 million and 0.80% over $100 million; WRL T. Rowe Price Dividend Growth -0.90% up to $100 million and 0.80% over $100 million; WRL Pilgrim Baxter Mid Cap Growth - 0.90% up to $100 million and 0.80% over $100 million; and WRL Goldman Sachs Growth - 0.90% up to $100 million and 0.80% over $100 million.

(14)   Because WRL Goldman Sachs Growth, WRL T. Rowe Price Dividend Growth, WRL
       T. Rowe Price Small Cap, WRL Salomon All Cap and WRL Pilgrim Baxter Mid Cap Growth commenced operations on May 3, 1999, the percentages set forth as "Other Expenses" and "Total Portfolio Annual Expenses" are estimates.

(15) In addition to the management fees, the target account pays all expenses not assumed by the manager. The manager has agreed to limit each target series subaccount's management fee and operating expenses during its first year of operations to an annual rate of 1.30% of the target series subaccount's average net assets. (This limit does not include other fees and deductions such as the mortality and expense risk fee and administrative charge.) (See the SAI for more details.) Without this limitation, the management fees and operating expenses for the July Series are annualized to be 1.56%. Without this limitation, the management fees and operating expenses for the January Series are estimated to be 1.60%.

EXAMPLES

You would pay the following expenses on a $1,000 investment, assuming a hypothetical 5% annual return on assets, assuming the entire policy value is in the applicable mutual fund subaccount or target series subaccount and assuming the family income protector rider has been selected: The expenses reflect different mortality and expense risk fees depending on which death benefit you select: A = 5% Annually Compounding through age 80 and
            Annual Step-Up through age 80  (1.45%)
        B = Return of Premium  (1.30%)

-------------------------------------------------- ------------------------------------- -------------------------------------
                                                                                            If the Policy is annuitized at
                                                       If the Policy is surrendered         the end of the applicable time
                                                       at the end of the applicable         period or if the Policy is not
                                                               time period.                   surrendered or annuitized.
                                                   ------------------------------------- -------------------------------------
Subaccounts                                              1 Year            3 Years            1 Year             3 Years
-------------------------------------------------- ------------------- ----------------- ------------------ ------------------
Endeavor Asset Allocation                     A
                                              ---- ------------------- ----------------- ------------------ ------------------
                                              B
--------------------------------------------- ---- ------------------- ----------------- ------------------ ------------------
Endeavor Money Market                         A
                                              ---- ------------------- ----------------- ------------------ ------------------
                                              B
--------------------------------------------- ---- ------------------- ----------------- ------------------ ------------------
T. Rowe Price Equity Income                   A
                                              ---- ------------------- ----------------- ------------------ ------------------
                                              B
                                              ---- ------------------- ----------------- ------------------ ------------------
--------------------------------------------- ---- ------------------- ----------------- ------------------ ------------------
T. Rowe Price Growth Stock                    A
                                              ---- ------------------- ----------------- ------------------ ------------------
                                              ---- ------------------- ----------------- ------------------ ------------------
                                              B
                                              ---- ------------------- ----------------- ------------------ ------------------
--------------------------------------------- ---- ------------------- ----------------- ------------------ ------------------
T. Rowe Price International Stock             A
                                              ---- ------------------- ----------------- ------------------ ------------------
                                              B
                                              ---- ------------------- ----------------- ------------------ ------------------
---------------------------------------------
Endeavor Value Equity                         A
                                              ---- ------------------- ----------------- ------------------ ------------------
                                              ---- ------------------- ----------------- ------------------ ------------------
                                              B
                                              ---- ------------------- ----------------- ------------------ ------------------
--------------------------------------------- ---- ------------------- ----------------- ------------------ ------------------
Endeavor Opportunity Value                    A
                                              ---- ------------------- ----------------- ------------------ ------------------
                                              ---- ------------------- ----------------- ------------------ ------------------
                                              B
                                              ---- ------------------- ----------------- ------------------ ------------------
--------------------------------------------- ---- ------------------- ----------------- ------------------ ------------------
Endeavor Enhanced Index                       A
                                              ---- ------------------- ----------------- ------------------ ------------------
                                              ---- ------------------- ----------------- ------------------ ------------------
                                              B
                                              ---- ------------------- ----------------- ------------------ ------------------
--------------------------------------------- ---- ------------------- ----------------- ------------------ ------------------
Dreyfus U.S. Government Securities            A
                                              ---- ------------------- ----------------- ------------------ ------------------
                                              ---- ------------------- ----------------- ------------------ ------------------
                                              B
                                              ---- ------------------- ----------------- ------------------ ------------------
--------------------------------------------- ---- ------------------- ----------------- ------------------ ------------------
Dreyfus Small Cap Value                       A
                                              ---- ------------------- ----------------- ------------------ ------------------
                                              B
                                              ---- ------------------- ----------------- ------------------ ------------------
---------------------------------------------
Endeavor Select 50                            A
                                              ---- ------------------- ----------------- ------------------ ------------------
                                              ---- ------------------- ----------------- ------------------ ------------------
                                              B
                                              ---- ------------------- ----------------- ------------------ ------------------
--------------------------------------------- ---- ------------------- ----------------- ------------------ ------------------
Endeavor High Yield                           A
                                              ---- ------------------- ----------------- ------------------ ------------------
                                              B
                                              ---- ------------------- ----------------- ------------------ ------------------
---------------------------------------------
Endeavor Janus Growth                         A
                                              ---- ------------------- ----------------- ------------------ ------------------
                                              ---- ------------------- ----------------- ------------------ ------------------
                                              B
--------------------------------------------- ---- ------------------- ----------------- ------------------ ------------------
Transamerica VIF Growth                       A
                                              ---- ------------------- ----------------- ------------------ ------------------
                                              B
--------------------------------------------- ---- ------------------- ----------------- ------------------ ------------------
VIP Equity-Income                             A
                                              ---- ------------------- ----------------- ------------------ ------------------
                                              B
--------------------------------------------- ---- ------------------- ----------------- ------------------ ------------------
VIP II Contrafund                             A
                                              ---- ------------------- ----------------- ------------------ ------------------
                                              B
--------------------------------------------- ---- ------------------- ----------------- ------------------ ------------------
VIP III Growth Opportunities                  A
                                              ---- ------------------- ----------------- ------------------ ------------------
                                              B
--------------------------------------------- ---- ------------------- ----------------- ------------------ ------------------

EXAMPLES CONTINUED......

==============================================================================================================================
                                                                                            If the Policy is annuitized at
                                                       If the Policy is surrendered        the end of the applicable time
                                                       at the end of the applicable        period or if the Policy is not
                                                               time period.                  surrendered or annuitized.
                                                   ------------------------------------- -------------------------------------
Subaccounts                                              1 Year            3 Years            1 Year             3 Years
--------------------------------------------- ---- ------------------- ----------------- ------------------ ------------------
VIP III Mid Cap                               A
                                              ---- ------------------- ----------------- ------------------ ------------------
                                              B
--------------------------------------------- ---- ------------------- ----------------- ------------------ ------------------
WRL Janus Global                              A
                                              ---- ------------------- ----------------- ------------------ ------------------
                                              B
--------------------------------------------- ---- ------------------- ----------------- ------------------ ------------------
WRL Alger Aggressive Growth                   A
                                              ---- ------------------- ----------------- ------------------ ------------------
                                              B
--------------------------------------------- ---- ------------------- ----------------- ------------------ ------------------
WRL NWQ Value Equity                          A
                                              ---- ------------------- ----------------- ------------------ ------------------
                                              B
--------------------------------------------- ---- ------------------- ----------------- ------------------ ------------------
WRL Goldman Sachs Growth                      A
                                              ---- ------------------- ----------------- ------------------ ------------------
                                              B
--------------------------------------------- ---- ------------------- ----------------- ------------------ ------------------
WRL T. Rowe Price Dividend Growth             A
                                              ---- ------------------- ----------------- ------------------ ------------------
                                              B
--------------------------------------------- ---- ------------------- ----------------- ------------------ ------------------
WRL T. Rowe Price Small Cap                   A
                                              ---- ------------------- ----------------- ------------------ ------------------
                                              B
--------------------------------------------- ---- ------------------- ----------------- ------------------ ------------------
WRL Salomon All Cap                           A
                                              ---- ------------------- ----------------- ------------------ ------------------
                                              B
--------------------------------------------- ---- ------------------- ----------------- ------------------ ------------------
WRL Pilgrim Baxter Mid Cap Growth             A
                                              ---- ------------------- ----------------- ------------------ ------------------
                                              B
--------------------------------------------- ---- ------------------- ----------------- ------------------ ------------------
The Dow(SM)Target 10 (July Series)            A
                                              ---- ------------------- ----------------- ------------------ ------------------
                                              B
--------------------------------------------- ---- ------------------- ----------------- ------------------ ------------------
The Dow(SM) Target 5  (July Series)           A
                                              ---- ------------------- ----------------- ------------------ ------------------
                                              B
--------------------------------------------- ---- ------------------- ----------------- ------------------ ------------------
The Dow(SM) Target 10 (January Series)        A
                                              ---- ------------------- ----------------- ------------------ ------------------
                                              B
--------------------------------------------- ---- ------------------- ----------------- ------------------ ------------------
The Dow(SM) Target 5 (January Series)         A
                                              ---- ------------------- ----------------- ------------------ ------------------
                                              B
--------------------------------------------- ---- ------------------- ----------------- ------------------ ------------------

The above tables should assist you in understanding the costs and expenses that you will bear, directly or indirectly. These include the 1999 expenses of the underlying portfolios, except for Endeavor Janus Growth, WRL Goldman Sachs Growth, WRL T. Rowe Price Dividend Growth, WRL T. Rowe Price Small Cap, WRL Salomon All Cap, and WRL Pilgrim Baxter Mid Cap Growth (whose expenses listed above are estimates for the first full year of operations). In addition to the expenses listed above, premium taxes may be applicable.

These examples should not be considered a representation of past or future expenses, and actual expenses may be greater or less than those shown. The assumed 5% annual return is hypothetical and should not be considered a representation of past or future annual returns, which may be greater or less than the assumed rate.

In the examples, the $30 annual service charge is reflected as a charge of 0.0750% based on an anticipated average policy value of $40,000.

These examples also reflect the annual fee of 0.30% for the family income protector rider. Expenses would be lower if you do not elect that rider.

Financial Information. The mutual fund subaccounts and the target series subaccounts had not commenced operations as of December 31, 1999, therefore there is no condensed financial information to report as of the date of this prospectus.

1.   THE ANNUITY POLICY

This prospectus describes the Access Variable Annuity policy offered by PFL Life Insurance Company.

An annuity is a contract between you, the owner, and an insurance company (in this case PFL), where the insurance company promises to pay you an income in the form of annuity payments. These payments begin on a designated date, referred to as the annuity commencement date. Until the annuity commencement date, your annuity is in the accumulation phase and the earnings (if any) are tax deferred. Tax deferral means you generally are not taxed on your annuity until you take money out of your annuity. After the annuity commencement date, your annuity switches to the income phase.

The Access Variable Annuity consists of either:
 .   a group annuity contract that we, PFL Life Insurance Company, issue to the contract holder and an individual certificate that we issue to you; or
 .   an individual policy that we issue to you.

This prospectus describes your individual certificate or policy (both are referred to as the policy in this prospectus). The policy is a flexible premium variable annuity. You can use the policy to accumulate funds for retirement or other long-term financial planning purposes. Your individual investment and your rights are determined primarily by your own policy.

The policy is a "flexible premium" policy because after you purchase it, you can generally make additional investments of any amount of $50 or more, until the annuity commencement date. However, you are not required to make additional investments.

The policy is a "variable" annuity because the value of your investments can go up or down based on the performance of your investment choices. If you invest in the mutual fund account or the target account, the amount of money you are able to accumulate in your policy during the accumulation phase depends upon the performance of your investment choices. The amount of annuity payments you receive during the income phase from the mutual fund account or target account also depends upon the investment performance of your investment choices for the income phase. However, if you annuitize under the family income protector rider, then PFL will guarantee a minimum amount of your annuity payments.

The policy also contains a fixed account. The fixed account offers interest at rates that we guarantee will not decrease during the selected guaranteed period. There may be different interest rates for each different guaranteed period that you select.

2.   ANNUITY PAYMENTS
     (THE INCOME PHASE)

You choose the annuity commencement date. You can change this date by giving us 30 days written notice before the current annuity commencement date. The new annuity commencement date must be at least 30 days after we receive notice of the change. The latest annuity commencement date generally cannot be after the policy month following the month in which the annuitant attains age 85 (in certain cases, we may allow the date to be up to the last day of the month following the month in which the annuitant attains age 95).

Election of Annuity Payment Option. Before the annuity commencement date, if the
----------------------------------
annuitant is alive, you may choose an annuity payment option or change your election. If the annuitant dies before the annuity commencement date, the beneficiary may elect to receive the death benefit in a lump sum or under one of the annuity payment options.

Unless you specify otherwise, the annuitant will receive the annuity payments. After the annuitant's death, the beneficiary will receive any remaining guaranteed payments.

Annuity Payment Options

The policy provides five annuity payment options that are described below. You may chose any combination of annuity payment options. We will use your adjusted policy value to provide these annuity payments (under some circumstances, the family income protector rider could provide a higher annuitization value). The adjusted policy value is the policy value increased or decreased by any applicable excess interest adjustment. If the adjusted policy value on the annuity commencement date is less than $2,000, PFL reserves the right to pay it in one lump sum in lieu of applying it under an annuity payment option. You can receive annuity payments monthly, quarterly, semi-annually, or annually. (We reserve the right to change the frequency if payments would be less than $50.)

Unless you choose to receive variable payments under annuity payment options 3 or 5, the amount of each payment will be set on the annuity commencement date and will not change. You may, however, choose to receive variable payments under payment options 3 and 5. The dollar amount of the first variable payment will be determined in accordance with the annuity payment rates set forth in the applicable table contained in your policy. The dollar amount of additional variable payments will vary based on the investment performance of the mutual fund subaccount(s) and/or target series subaccount(s). The dollar amount of each variable payment after the first may increase, decrease, or remain constant. If the actual investment performance exactly matched the assumed investment return of 5% at all times, the amount of each variable annuity payment would remain equal. If actual investment performance exceeds the assumed investment return, the amount of the variable annuity payments would increase. Conversely, if actual investment performance is lower than the assumed investment return, the amount of the variable annuity payments would decrease.

A charge for premium taxes and an excess interest adjustment may be made when annuity payments begin.

The annuity payment options are explained below. Options 1, 2, and 4 are fixed only. Options 3 and 5 can be fixed or variable.

Payment Option 1--Interest Payments. We will pay the interest on the amount we
-----------------------------------
use to provide annuity payments in equal payments, or this amount may be left to accumulate for a period of time to which you and PFL agree. You and PFL will agree on withdrawal rights when you elect this option.

Payment Option 2--Income for a Specified Period. We will make level payments
-----------------------------------------------
only for the fixed period you choose. No funds will remain at the end.

Payment Option 3--Life Income. You may choose between:
-----------------------------
  Fixed Payments
  . No Period Certain--We will make level payments only during the annuitant's lifetime.
  . 10 Years Certain--We will make level payments for the longer of the annuitant's lifetime or ten years.
  . Guaranteed Return of Policy Proceeds--We will make level payments for the longer of the annuitant's lifetime or until the total dollar amount of payments we make to you equals the amount applied to this option.

  Variable Payments
  . No Period Certain--Payments will be made only during the lifetime of the annuitant.
  . 10 Years Certain--Payments will be made for the longer of the annuitant's lifetime or ten years.

Payment Option 4--Income of a Specified Amount.
----------------------------------------------
Payments are made for any specified amount until the amount applied to this option, with interest, is exhausted. This will be a series of level payments followed by a smaller final payment.

Payment Option 5--Joint and Survivor Annuity. You may choose between:
--------------------------------------------
  Fixed Payments
  . Payments are made during the joint lifetime of the payee and a joint payee of your selection. Payments will be made as long as either person is living.

  Variable Payments
  .  Payments are made as long as either the payee or the joint payee is living.

Other annuity payment options may be arranged by agreement with PFL. Certain annuity payment options may not be available in all states.

NOTE CAREFULLY:
--------------

IF:
 . you choose Life Income with No Period Certain or a Joint and Survivor Annuity;
  and
 . the annuitant(s) dies before the due date of the second annuity payment;
THEN:
 . we may make only one annuity payment.

IF:
 . you choose Income for a Specified Period, Life Income with 10 years Certain,
  Life Income with Guaranteed Return of Policy Proceeds, or Income of a Specified Amount; and
 . the person receiving payments dies prior to the end of the guaranteed period;

THEN:
 . the remaining guaranteed payments will be continued to that person's beneficiary, or their present value may be paid in a single sum.

We will not pay interest on amounts represented by uncashed annuity payment checks if the postal or other delivery service is unable to deliver checks to the payee's address of record. The person receiving payments is responsible to keep PFL informed of their current address.

3.   PURCHASE

Policy Issue Requirements

PFL will not issue a policy unless:
 . PFL receives all information needed to issue the policy;
 . PFL receives a minimum initial premium payment; and . You (annuitant and any joint owner) are age 94 or younger.

Premium Payments

You should make checks for premium payments payable only to PFL Life Insurance Company and send them to the administrative and service office. Your check must be honored in order for PFL to pay any associated payments and benefits due under the policy.

Initial Premium Requirements

The initial premium payment for nonqualified and qualified policies must be at least $25,000. There is no minimum initial premium payment for policies issued under section 403(b) of the Internal Revenue Code; however, your premium must be received within 90 days of the policy date or your policy will be canceled. We will credit your initial premium payment to your policy within two business days after the day we receive it and your complete policy information. If we are unable to credit your initial premium payment, we will contact you within five business days and explain why. We will also return your initial premium payment at that time unless you let us keep it and credit it as soon as possible.

The date on which we credit your initial premium payment to your policy is the p olicy date. The policy date is used to determine policy years, policy months and policy anniversaries.

Additional Premium Payments

You are not required to make any additional premium payments. However, you can make additional premium payments as often as you like during the lifetime of the annuitant and during the accumulation phase. Additional premium payments must be at least $50. We will credit additional premium payments to your policy as of the business day we receive your premium and required information. Additional premium payments must be received before the New York Stock Exchange closes to assure same-day pricing of the additional premium payment.

Maximum Total Premium Payments

We allow premium payments up to a total of $1,000,000 without prior approval for issue ages 0-80. For issue ages 81-94, we allow premium payments up to $500,000.

Allocation of Premium Payments

When you purchase a policy, we will allocate your premium payment to the investment choices you select. Your allocation must be in whole percentages and must total 100%. We will allocate additional premium payments the same way, unless you request a different allocation.

If you allocate premium payments to the dollar cost averaging fixed account, you must give us directions regarding the mutual fund subaccount(s) and/or target series subaccount(s) to which transfers are to be made or we cannot accept your premium payment.

You may change allocations for future additional premium payments by sending us written instructions or by telephone, subject to the limitations described under "Telephone Transactions." The allocation change will apply to premium payments received after the date we receive the change request.

Policy Value

You should expect your policy value to change from valuation period to valuation period. A valuation period begins at the close of trading on the New York Stock Exchange on each business day and ends at the close of trading on the next succeeding business day. A business day is each day that the New York Stock Exchange is open. The

New York Stock Exchange generally closes at 4:00 p.m. eastern time. Holidays are generally not business days.

4. INVESTMENT CHOICES

The Separate Accounts

There are currently thirty variable subaccounts available under the policies. There are twenty-six subaccounts of the mutual fund account (which is a portion of PFL Life Variable Annuity Account D) and four subaccounts of the target account (the PFL Endeavor Target Account).

The Mutual Fund Account

The mutual fund subaccounts invest in shares of the various underlying fund portfolios. The companies that provide investment advice and administrative services for the underlying fund portfolios offered through this policy are listed below. The following mutual fund investment choices are currently offered through this policy:

ENDEAVOR SERIES TRUST
Subadvised by Morgan Stanley Asset Management
     Endeavor Asset Allocation Portfolio
     Endeavor Money Market Portfolio
Subadvised by T. Rowe Price Associates, Inc.
     T. Rowe Price Equity Income Portfolio
     T. Rowe Price Growth Stock Portfolio
Subadvised by Rowe Price-Fleming International, Inc.
     T. Rowe Price International Stock Portfolio
Subadvised by OpCap Advisors
     Endeavor Value Equity Portfolio
     Endeavor Opportunity Value Portfolio
Subadvised by J.P. Morgan Investment Management Inc.
     Endeavor Enhanced Index Portfolio
Subadvised by The Dreyfus Corporation
     Dreyfus U.S. Government Securities Portfolio
     Dreyfus Small Cap Value Portfolio
Subadvised by Montgomery Asset
 Management, LLC
     Endeavor Select 50 Portfolio
Subadvised by Massachusetts Financial
 Services Company
     Endeavor High Yield Portfolio
Subadvised by Janus Capital Corporation
     Endeavor Janus Growth Portfolio

TRANSAMERICA VARIABLE
INSURANCE FUND, INC.
Subadvised by Transamerica Investment Services, Inc.
     Transamerica VIF Growth Portfolio

VARIABLE INSURANCE PRODUCTS FUND -
SERVICE CLASS 2
Managed by Fidelity
Management & Research Company
     VIP Equity-Income Portfolio

VARIABLE INSURANCE PRODUCTS FUND II -
SERVICE CLASS 2
Managed by Fidelity
Management & Research Company
     VIP II Contrafund Portfolio

VARIABLE INSURANCE PRODUCTS FUND III -
SERVICE CLASS 2
Managed by Fidelity
Management & Research Company
     VIP III Growth Opportunities Portfolio
     VIP III Mid Cap Portfolio

WRL SERIES FUND, INC.
Subadvised by Janus Capital Corporation
     WRL Janus Global
Subadvised by Fred Alger Management, Inc.
     WRL Alger Aggressive Growth
Subadvised by NWQ Investment Management
Company, Inc.
     WRL NWQ Value Equity
Subadvised by Goldman Sachs Asset Management
     WRL Goldman Sachs Growth
Subadvised by T. Rowe Price Associates, Inc.
     WRL T. Rowe Price Dividend Growth
     WRL T. Rowe Price Small Cap
Subadvised by Salomon Brothers Asset Management Inc
     WRL Salomon All Cap
Subadvised by Pilgrim Baxter & Associates, Ltd.
     WRL Pilgrim Baxter Mid Cap Growth

The general public may not purchase shares of these underlying fund portfolios. The investment objectives and policies may be similar to other portfolios and mutual funds managed by the same investment adviser or manager that are sold directly to the public. You should not expect that the investment results of the underlying fund portfolios to be the same as those of the other portfolios or mutual funds.

More detailed information, including an explanation of the portfolio's investment objectives, may be found in the current prospectuses for the underlying funds, which are attached to this prospectus. You should read the prospectuses for the underlying funds carefully before you invest.

We may receive expense reimbursements or other revenues from the underlying funds or their managers. The amount of these reimbursements or revenues, if any, may be based on the amount of assets that PFL or the mutual fund account invests in the underlying portfolios.

We do not guarantee that any of the mutual fund subaccounts will always be available for premium payments, allocations, or transfers. See the SAI for more information concerning the possible addition, deletion, or substitution of investments.

The Target Account

This section gives information on the target account, including the management and investment strategies, and policies. The following target account investment choices are currently offered through this policy:

THE TARGET ACCOUNT
------------------
Subadvised  by First Trust Advisors, L.P.
     The Dow(SM) Target 10  (July Series)
     The Dow(SM) Target 5   (July Series)
     The Dow(SM) Target 10  (January Series)
     The Dow(SM) Target 5   (January Series)

General. The target account is a managed separate account and is currently
-------
divided into four target series subaccounts. Each Series is a separate subaccount, so there are currently two Target 10 subaccounts (January and July Series) and two Target 5 subaccounts (January and July Series). Additional target series subaccounts may be established in the future at the discretion of PFL. Each target series subaccount invests according to specific investment strategies.

Under Iowa law, the assets of the target account are owned by PFL, but they are held separately from the other assets of PFL. To the extent that these assets are attributable to the policy value of the policies, these assets are not chargeable with liabilities incurred in any other business operation of PFL. Income, gains, and losses incurred on the assets in a target series subaccount, whether or not realized, are credited to or charged against that target series subaccount without regard to other income, gains or losses of any other account or subaccount of PFL. Each target series subaccount operates as a separate investment fund. Therefore, the investment performance of any target series subaccount should be entirely independent of the investment performance of PFL's general account assets or any other account or subaccount maintained by PFL.

Management of the Target Account. The investments and administration of each
--------------------------------
target series subaccount are under the direction of a Board of Managers. The Board of Managers for each target series subaccount annually selects an independent public accountant, reviews the terms of the management and investment advisory agreements, recommends any changes in the fundamental investment policies, and takes any other actions necessary in connection with the operation and management of the target series subaccounts.

Endeavor Management Co., an investment adviser registered with the SEC under the Investment Advisers Act of 1940 and an affiliate of PFL, is the target account's manager. The manager performs administerial and managerial functions for the target account. First Trust Advisors L.P., an Illinois limited partnership formed in 1991 and an investment adviser registered with the SEC under the Investment Advisers Act of 1940, is the target account's investment adviser. The adviser is responsible for selecting the investments of each target series subaccount consistent with the investment objectives and policies of that target series subaccount, and will conduct securities trading for the target series subaccount. The manager has the ultimate responsibility to oversee the advisers and recommend their hiring, termination and replacement.

In response to an exemptive application filed by the manager, the SEC has issued an exemptive order that will permit the manager, subject to certain conditions, and without the approval of owners who have an interest in a target series subaccount to: (a) employ a new unaffiliated investment adviser for a target series subaccount pursuant to the terms of a new investment advisory agreement, in each case either as a replacement for an existing investment adviser or as an additional investment adviser; (b) change the terms of any investment advisory agreement; and (c) continue the employment of an existing investment adviser on the same advisory contract terms where a contract has been assigned because of a change in control of the investment adviser. In such circumstances, owners who have an interest in a target series subaccount would receive notice of such action, including the information concerning the investment adviser that normally is provided in a proxy statement. The exemptive order also permits disclosure of fees paid to multiple unaffiliated investment advisers on an aggregate basis only.

Portfolio Manager. There is no one individual primarily responsible for
-----------------
portfolio management decisions for the target account. Investments are made according to the prescribed strategy under the direction of a committee.

Investment Strategy. Each of the Dow(SM) Target 10 Subaccounts will invest in
-------------------
the common stock of the ten companies in the DJIA that have the highest dividend yield as of a specified business day and hold those stocks for the following 12-month period.

Each of the Dow(SM) Target 5 Subaccounts will invest in the common stock of the five companies with the lowest per share stock price of the ten companies in the DJIA that have the highest dividend yield as of a specified business day and hold those stocks for the following 12-month period. The objective of each target series subaccount is to provide an above-average total return through a combination of dividend income and capital appreciation. Each target series subaccount will function in a similar manner. Each target series subaccount will initially invest in substantially equal amounts in the common stock of the companies described above for each target series subaccount (as held in a target series subaccount, such common stock is referred to as the common shares) determined as of the initial stock selection date.

Each target series subaccount may have different investment series running simultaneously for different 12-month periods. For example, within The Dow(SM) Target 10 Subaccount there may be more than one series, each with a different initial stock selection date. At the initial stock selection date, a percentage relationship among the number of common shares in a series will be established.

When additional funds are deposited into the series, additional common shares will be purchased in such numbers reflecting as nearly as practicable the percentage relationship of the number of common shares established at the initial purchase. Sales of common shares by the series will likewise attempt to replicate the percentage relationship of common shares. The percentage relationship among the number of common shares in the series should therefore remain stable. However, given the fact that the market price of such common shares will vary throughout the year, the value of the common shares of each of the companies as compared to the total assets of the series will fluctuate during the year, above and below the proportion established on a stock selection date.

As of each annual stock selection date, a new percentage relationship will be established among the number of common shares described below for each series on such date. Common shares may be sold or new shares bought each year so that the series is equally invested in the common stock of each company meeting the series' investment criteria. Thus the series may or may not hold common shares of the same companies as the previous year. Any purchase or sale of additional common shares during the year will duplicate, as nearly as practicable, the percentage relationship among the number of common shares as of the annual stock selection date since the relationship among the value of the common shares on the date of any subsequent transactions may be different than the original relationship among their value. The adviser may depart from the specified strategy to meet tax diversification requirements. (See Section 6, "TAXES - Diversification and Distribution Requirements").

There are currently four target series subaccounts. There are two "The Dow(SM) Target 10 Subaccounts," which contain a July Series (a June 30, 1998 initial stock selection date) and a January Series (a December 31, 1998 initial stock selection date). Similarly, there are two "The Dow(SM) Target 5 Subaccounts," which contain a July Series (June 30, 1998 initial stock selection date) and a January Series (December 31, 1998 initial stock selection date).

The target account may determine to offer additional target series subaccounts in the future, which may have different selection criteria or stock selection dates (or both).

The Dow(SM) Target 10 Subaccounts and The Dow(SM) Target 5 Subaccounts have not been designed so that their prices will parallel or correlate with movements in the DJIA. It is expected that their prices will not do so.

An investment in a target series subaccount is an investment in a portfolio of equity securities with high dividend yields in one convenient purchase. Investing in the stocks of the DJIA with the highest dividend yields amounts to a contrarian strategy because these shares are often out of favor. Such strategy may be effective in achieving a target series subaccount's investment objectives because regular dividends are common for established companies and dividends have accounted for a substantial portion of the total return on stocks of the DJIA as a group. However, there is no guarantee that either a target series subaccount's objective will be achieved or that a target series subaccount will provide for capital appreciation in excess of such target series subaccount's expenses.

Each target series subaccount may also invest in futures and options, hold warrants, and lend its common shares.

The Dow Jones Industrial Average(SM). The DJIA consists of 30 stocks. The stocks
------------------------------------
are chosen by the editors of The Wall Street Journal as representative of the broad market and of American industry. The companies are major factors in their industries and their stocks are widely held by individuals and institutional investors. Changes in the components of the DJIA are made entirely by the editors of The Wall Street Journal without consultation with the companies, the New York Stock Exchange or any official agency. For the sake of continuity, changes are made rarely. Most substitutions have been the result of mergers, but from time to time, changes may be made. The components of the DJIA may be changed at any time, for any reason. Any changes in the components of the DJIA made after the initial stock selection date of any series will not cause a change in the identity of the common shares included in that series, including any equity securities deposited in that series, except on an annual stock selection date. The following is a list of the companies that currently comprise the DJIA as of ________________.

     AT&T Corporation
     Allied Signal
     Aluminum Company of America
     American Express Company
     Boeing Company
     Caterpillar Inc.
     Chevron Corporation
     Coca Cola Company
     Walt Disney Company
     International Business Machines Corporation
     International Paper Company
     Johnson & Johnson
     McDonald's Corporation
     Merck & Company, Inc.
     Minnesota Mining & Manufacturing Company
     E.I. du Pont de Nemours & Company
     Eastman Kodak Company
     Exxon Corporation
     General Electric Company
     General Motors Corporation
     Goodyear Tire & Rubber Company
     Hewlett Packard Company
     J.P. Morgan & Company, Inc.
     Philip Morris Companies, Inc.
     Procter & Gamble Company
     Sears, Roebuck & Company
     Travelers Group
     Union Carbide Corporation
     United Technologies Corporation
     Wal Mart Stores Inc.

The target account is not sponsored, endorsed, sold or promoted by Dow Jones. Dow Jones makes no representation or warranty, express or implied, to the owners of the target account or any member of the public regarding the advisability of purchasing the target account. Dow Jones' only relationship to First Trust Advisors, Endeavor Management Co. (Endeavor) and PFL is the licensing of certain copyrights, trademarks, service marks and service names of Dow Jones. Dow Jones has no obligation to take the needs of First Trust Advisors, Endeavor, PFL or the owners of the target account into consideration in determining, composing or calculating the Dow Jones Industrial Average(SM). Dow Jones is not responsible for and has not participated in the determination of the terms and conditions of the target account to be issued, including the pricing or the amount payable under the policy. Dow Jones has no obligation or liability in connection with the administration or marketing of the target account.

Dow Jones does not guarantee the accuracy and/or the completeness of the Dow Jones Industrial Average(SM) or any data included therein and Dow Jones shall have no liability for any errors, omission, or interruptions therein. Dow Jones makes no warranty, express or implied, as to results to be obtained by First Trust Advisors, Endeavor, PFL, owners of the target account or any other person or entity from the use of the Dow Jones Industrial Average(SM) or any data included therein. Dow Jones makes no express or implied warranties, and expressly disclaims all warranties of merchantability or fitness for a particular purpose or use with respect to the Dow Jones Industrial Average(SM) or any data included therein. Without limiting any of the foregoing, in no event shall Dow Jones have any liability for any lost profits or indirect, punitive, special or consequential damages (including lost profits), even if notified of the possibility of such damages.

Investment Risks. There is no assurance that any target series subaccount will
----------------
achieve its stated objective. More detailed information, including a description of each target series subaccount's investment objective and policies and a description of risks involved in investing in each of the target series subaccounts and of each target series subaccount's fees and expenses is contained in the SAI. You should read the SAI carefully before investing in a target series subaccount.

Each subaccount consists of different issues of equity securities, all of which are listed on a securities exchange. In addition, each of the companies whose equity securities are included in a subaccount are actively traded, well-established corporations.

Common shares may be sold under certain circumstances. Common shares, however, will not be sold by a target series subaccount to take advantage of market fluctuations or changes in anticipated rates of appreciation or depreciation, or if the common shares no longer meet the criteria by which they were selected. However, common shares will be sold on or about each annual stock selection date in accordance with the adviser's stock selection strategy.

Even though the common shares are listed on a securities exchange, the principal trading market for the common shares may be in the over-the-counter market. As a result, the existence of a liquid trading market for the common shares may depend on whether dealers will make a market in the common shares. There can be no guarantee that a market will be made for any of the common shares, that any market for the common shares will be maintained or that there will be sufficient liquidity of the common shares in any markets made. The price at which the common shares may be sold to meet transfers, partial withdrawals or surrenders and the value of a target series subaccount will be adversely affected if trading markets for the common shares are limited or absent.

Investors should consider the following before making a decision to invest in a target series subaccount:
 .    The value of the common shares will fluctuate over the life of a target series subaccount and may be more or less than the price at which they were purchased by such target series subaccount.
 .    The common shares may appreciate or depreciate in value (or pay dividends)
     depending on the full range of economic and market influences affecting these securities, including the impact of the target series subaccounts' purchase and sale of the common shares and other factors.
 .    Transfers between the target account investment portfolios during the 12-
     month period from stock selection date to stock selection date run counter to the investment strategy of the target account investment portfolios, namely holding the applicable stocks for a 12-month period, and may adversely impact your investment performance. Similarly, using dollar cost averaging and asset rebalancing for the target account investment portfolios also runs counter to their investment strategies.
 .    The investment policies of each target series subaccount are narrow and innovative, and the Internal Revenue Service has not addressed them. If you are deemed to have investment control of the assets in a target series subaccount, then you could be treated as the owner of those assets. If so, income and gains from the subaccount's assets would be includable (pro rata) in your taxable income each year.

You should understand the risks of investing in common stocks before making an investment in a target series subaccount. In general, the value of your investment will fall if the financial condition of the issuers of the common stocks becomes impaired or if the general condition of the relevant stock market worsens. Common stocks are especially susceptible to general stock market movements and to volatile increases and decreases of value, as market confidence in and perceptions of the issuers change. These perceptions are based on unpredictable factors including:
 .    expectations regarding government;
 .    economic, monetary and fiscal policies;
 .    inflation and interest rates;
 .    economic expansion or contraction; and
 .    global or regional political, economic or banking crises.

At times, due to the objective nature of the investment selection criteria, target series subaccounts may be considered concentrated in various industries. PFL cannot predict the direction or scope of any of these factors. Generally, common stocks do not receive payments until all obligations of the issuer have been paid. Unlike debt securities, common stocks do not offer any assurance of income or provide guaranteed protection of capital.

An investment in The Dow/SM/ Target 5 Subaccount may subject you to greater market risk than other target series subaccounts that contain a more diversified portfolio of securities since it contains only five stocks.

The target series subaccounts are not actively managed and common shares will not be sold to take advantage of market fluctuations or changes in anticipated rates of appreciation.

Please note that each strategy has previously under-performed the DJIA.

PFL and the manager shall not be liable in any way for any default, failure or defect in any common share.

The target account is also available as an investment option in other types of variable annuity policies sold by PFL. Those other policies may have different features and different charges than the Access Variable Annuity described in this prospectus, and therefor are accounted for through a different class of accumulation or annuity units. PFL does not believe there are any disadvantages to this arrangement; rather, it leads to larger pools of assets which can result in economies of scale.

Portfolio Turnover. It is anticipated that each target series subaccount's
------------------
annual rate of portfolio turnover normally will not exceed 100%. Portfolio turnover for each target series subaccount will vary from year to year, and depending on market conditions, the portfolio turnover rate could be greater in periods of unusual market movement. A higher turnover rate would result in heavier brokerage commissions or other transactional expenses which must be borne, directly or indirectly by each target series subaccount, and ultimately by you.

Brokerage Enhancement Plan. The target account has adopted, but is not currently
--------------------------
participating in, a Brokerage Enhancement Plan (the "Plan") for each of its subaccounts in accordance with the substantive provisions of Rule 12b-1 under the Investment Company Act of 1940. The Plan uses available brokerage commissions to promote the sale and distribution of interests in the subaccount's shares. Under the Plan, the target account is using recaptured commissions to pay for distribution expenses. Except for recaptured commissions, unlike asset based charges imposed by many mutual funds for sales expenses, the subaccounts do not incur any asset based or additional fees or charges under the Plan.

Under the Plan, the manager is authorized to direct investment advisers to use certain broker/dealers for securities transactions. (The duty of best price and execution still applies to these transactions.) These broker/dealers have agreed to give a percentage of their commission from the sale and purchase of securities to Transamerica Capital, Inc.

Transamerica Capital, Inc. will not make any profit from participating in the Plan. It is obligated to use any money given to it under the Plan for distribution expenses (other than a minimal amount to defray its legal and administrative costs). The rest will be spent on activities that are meant to result in the sale of the policies, including:

 .    holding or participating in seminars and sales meetings promoting the subaccounts;

 .    paying marketing fees requested by broker/dealers who sell policies;

 .    training sales personnel;

 .    compensating broker/dealers and/or registered representatives in connection with the allocation of cash values and premiums to the target account;

 .    printing and mailing prospectuses, statements of additional information and reports to prospective owners; and

 .    creating and mailing advertising and sales literature.

The Fixed Account

Premium payments allocated and amounts transferred to the fixed account become part of the general account of PFL. Interests in the general account have not been registered under the Securities Act of 1933 (the "1933 Act"), nor is the general account registered as an investment company under the Investment Company Act of 1940 (the "1940 Act"). Accordingly, neither the general account nor any interests therein are generally subject to the provisions of the 1933 or 1940 Acts. PFL has been advised that the staff of the SEC has not reviewed the disclosures in this prospectus which relate to the fixed account.

We guarantee that the interest credited to the fixed account will not be less than 3% per year. At the end of a guaranteed period option you selected, the value in that guaranteed period option will automatically be transferred into a new guaranteed period option of the same length (or the next shorter period if the same period is no longer offered) at the current interest rate for that period. You can transfer to another investment choice by giving us notice within 30 days before the end of the expiring guaranteed period.

Surrenders or partial withdrawals from a guaranteed period option of the fixed account are subject to an excess interest adjustment. This adjustment may increase or decrease the amount of interest credited to your policy. The excess interest adjustment will not decrease the interest credited to your policy below 3% per year, however. You bear the risk that we will not credit interest greater than 3% per year. We determine credited rates, which are guaranteed for at least one year, in our sole discretion.

If you select the fixed account, your money will be placed with the other general assets of PFL. The amount of money you are able to accumulate in the fixed account during the accumulation phase depends upon the total interest credited. The amount of annuity payments you receive during the income phase from the fixed portion of your policy will remain level for the entire income phase.

Transfers

During the accumulation phase, you may make transfers out of any mutual fund subaccount or target series subaccount as often as you wish within certain limitations.

Transfers out of a guaranteed period option of the fixed account are limited to the following:
 .    At the end of a guaranteed period. However, you must notify us within 30 days prior to the end of the guaranteed period that you wish to transfer the amount in that guaranteed period option to another investment choice.

 .    Transfers of amounts equal to interest credited. This may affect your overall interest-crediting rate, because transfers are deemed to come from the oldest premium payment first.

 .    Other than at the end of a guaranteed period, transfers of amounts from the guaranteed period option (in excess of interest credited), are subject to an excess interest adjustment. If the adjustment is negative, then the maximum amount you can transfer is 25% of the amount in that guaranteed period option, less any previous transfers during the current policy year. If the adjustment is positive, then we do not limit the amount that you can transfer.

There are no transfers permitted out of the dollar cost averaging fixed account option except through the dollar cost averaging program.

Transfers out of a mutual fund subaccount or target series subaccount must be at least $500, or the entire subaccount value. Transfers of guaranteed period option amounts equal to interest credited must be at least $50. If less than $500 remains, then we reserve the right to either deny the transfer or include that amount in the transfer. Transfers must be received while the New York Stock Exchange is open to assure same day pricing of the transaction.

During the income phase of your policy, you may transfer values out of any mutual fund subaccount or target series subaccount up to four times per year. However, you cannot transfer values out of the fixed account in this phase. The minimum amount that can be transferred during this phase is the lesser of $10 of monthly income, or the entire monthly income of the annuity units in the mutual fund subaccount or target series subaccount from which the transfer is being made.

Transfers may be made by telephone, subject to the limitations described below under "Telephone Transactions."

Currently, there is no charge for transfers. However, in the future the number of transfers permitted may be limited and a $10 charge per transfer may apply. We reserve the right to prohibit transfers to the fixed account if we are crediting an effective annual interest rate of 3.0% (the guaranteed minimum).

The policy you are purchasing was not designed for professional market timing organizations or other persons that use programmed, large, or frequent transfers. The use of such transfers may be disruptive to an underlying portfolio. We reserve the right to reject any premium payment or transfer request from any person, if, in our judgment, an underlying portfolio would be unable to invest effectively in accordance with its investment objectives and policies or would otherwise be potentially adversely affected.

Family Income Protector

The optional "family income protector" rider assures you of a minimum level of income in the future by guaranteeing a minimum annuitization value (discussed below) after 10 years. You may elect to purchase this benefit, which guarantees a minimum amount you will have to apply to a family income protector annuity payment option and which guarantees a minimum level of those payments once you begin to receive them. By electing this benefit, you can participate in the gains of the underlying variable investment options you select while knowing that you are guaranteed a minimum level of income in the future, regardless of the performance of the underlying variable investment options.

You can annuitize under the family income protector (subject to the conditions described below) at the greater of the adjusted policy value or the minimum annuitization value.

Minimum Annuitization Value. The minimum annuitization value is:
---------------------------

 .    the policy value on the date the rider is issued; plus
 .    any additional premium payments; minus
 .    an adjustment for any withdrawals made after the date the rider is issued;
 .    accumulated at the annual growth rate written on page one of the rider;
     minus
 .    any premium taxes.

The annual growth rate is currently 6% per year; PFL may, at its discretion, change the rate in the future, but the rate will never be less than 3% per year. Once the rider is added to your policy, the annual growth rate will not vary during the life of that rider. Withdrawals may reduce the minimum annuitization value on a basis greater than dollar-for-dollar. See the SAI for more information.

The minimum annuitization value may only be used to annuitize using the family income protector payment options and may not be used with any of the other annuity payment options listed in Section 2 of this prospectus. The family income protector payment options are:
 .    Life Income--An election may be made for "No Period Certain" or "10 Years
     Certain". In the event of the death of the annuitant prior to the end of the chosen period certain, the remaining period certain payments will be continued to the beneficiary.
 .    Joint and Full Survivor--An election may be made for "No Period Certain" or
     "10 Years Certain". Payments will be made as long as either the annuitant or joint annuitant is living. In the event of the death of both the annuitant and joint annuitant prior to the end of the chosen period certain, the remaining period certain payments will be continued to the beneficiary.

The minimum annuitization value is used to calculate the family income protector payment and does not establish or guarantee a policy value or guarantee performance of any investment option.

In addition to the annual growth rate, other benefits and fees under the rider (the rider fee, the fee waiver threshold, guaranteed payment fee, and the waiting period before the family income protector can be exercised, as well as the annual growth rate) are also guaranteed not to change after the rider is added. However, all of these benefit specifications may change if you elect to upgrade the minimum annuitization value.

Minimum Annuitization Value Upgrade. You can upgrade your minimum annuitization
-----------------------------------
value to the policy value within 30 days after any policy anniversary before your 85th birthday (earlier if required by state law). For your convenience, we will put the last date to upgrade on page one of the rider.

If you upgrade, the current rider will terminate and a new one will be issued with its own specified guaranteed benefits and fees. Please note that the benefits and fees under the new rider may differ from your benefits and fees prior to upgrading.

Conditions of Exercise of the Family Income Protector. You can only annuitize
-----------------------------------------------------
using the family income protector within the 30 days after the tenth or later policy anniversary after the family income protector is elected or, in the case of an upgrade of the minimum annuitization value, the tenth or later policy anniversary following the upgrade; PFL may, at its discretion, change the waiting period before the family income protector can be exercised in the future. You cannot, however, annuitize using the family income protector after the policy anniversary after your 94th birthday (earlier if required by state law). For your convenience, we will put the first and last date to annuitize using the family income protector on page one of the rider.

Note Carefully--If you annuitize at any time other than indicated above, you cannot use the family income protector.

Guaranteed Minimum Stabilized Payments. Annuity payments under the family income
--------------------------------------
protector are guaranteed to never be less than the initial payment. See the SAI for information concerning the calculation of the initial payment. The payments will also be "stabilized" or held constant during each policy year.

During the first policy year after annuitizing using the family income protector, each stabilized payment will equal the initial payment. On each policy anniversary thereafter, the stabilized payment will increase or decrease depending on the performance of the investment options you selected, and then be held constant at that amount for that policy year. The stabilized payment on each policy anniversary will equal the greater of the initial payment or the payment supportable by the annuity units in the selected investment options. See the SAI for additional information concerning stabilized payments.

Family Income Protector Rider Fee. A rider fee, currently 0.30% of the minimum
---------------------------------
annuitization value on the policy anniversary, is charged annually prior to annuitization. We will also charge this fee if you take a complete withdrawal. PFL may change the rider fee percentage in the future, but it will never be greater than 0.50%. The rider fee is deducted from each variable investment option in proportion to the amount of policy value in each mutual fund subaccount.

The rider fee on any given policy anniversary will be waived if the policy value exceeds the fee waiver threshold. The fee waiver threshold currently is two times the minimum annuitization value. PFL may, at its discretion, change the fee waiver threshold in the future, but it will never be greater than two and one-half times the minimum annuitization value.

Guaranteed Payment Fee. A guaranteed payment fee, currently equal to an
----------------------
effective annual rate of 1.25% of the daily net asset value in the mutual fund account and/or the target account, is reflected in the amount of the variable payments you receive if you annuitize under the family income protector rider. PFL may change the guaranteed payment fee in the future, but it will never be greater than 2.25%. The guaranteed payment fee is included on page one of the rider.

Termination. The family income protector is irrevocable. You have the option not
-----------
to use the benefit but you will not receive a refund of any fees you have paid. The family income protector will terminate upon the earliest of the following:
 .    annuitization (you will still get guaranteed minimum stabilized payments if you annuitize using the minimum annuitization value under the family income protector);
 .    upgrade of the minimum annuitization value (although a new rider will be issued);
 .    termination of your policy; or
 .    30 days after the policy anniversary after your 94th birthday (earlier if required by state law).

The family income protector does not establish or guarantee policy value or guarantee performance of any investment option. Because this benefit is based on conservative actuarial factors, the level of lifetime income that it guarantees may be less than the level that would be provided by application of the policy value at otherwise applicable adjusted annuity factors. Therefore, the family income protector should be regarded as a safety net. The costs of annuitizing under the family income protector include the guaranteed payment fee, and also the lower payout levels inherent in the annuity tables used for those minimum payouts. These costs should be balanced against the benefits of a minimum payout level.

Dollar Cost Averaging Program

During the accumulation phase, you may instruct us to automatically transfer money from the dollar cost averaging fixed account option, the Endeavor Money Market Subaccount, or the Dreyfus U.S. Government Securities Subaccount, into any other mutual fund subaccounts and/or the target series subaccounts. You may specify the dollar amount to be transferred either monthly or quarterly; however each transfer must be at least $500. A minimum of 6 monthly or 4 quarterly transfers are required and a maximum of 24 monthly or 8 quarterly transfers are allowed. Transfers must begin within 30 days. We will make the transfers on the 28th day of the applicable month.

If you choose to allocate additional premium payments to the dollar cost averaging program, you must complete a separate request for each additional premium payment. There is no charge for this program.

Dollar cost averaging buys more accumulation units when prices are low and fewer accumulation units when prices are high. It does not guarantee profits or assure that you will not experience a loss. You should consider your ability to continue the dollar cost averaging program during all economic conditions.

We may credit different interest rates for dollar cost averaging programs of varying time periods. If you discontinue the dollar cost averaging program before its completion, then the interest credited on amounts in the dollar cost averaging fixed account may be adjusted downward, but not below the minimum guaranteed effective annual interest rate of 3%.

Asset Rebalancing

During the accumulation phase you can instruct us to automatically rebalance the amounts in your mutual fund subaccounts or target series subaccounts to maintain your desired asset allocation. This feature is called asset rebalancing and can be started and stopped at any time free of charge. However, we will not rebalance if you are in the dollar cost averaging program or if any other transfer is requested. If a transfer is requested, we will honor the requested transfer and discontinue asset rebalancing. Asset rebalancing ignores amounts in the fixed account. You can choose to rebalance monthly, quarterly, semi-annually, or annually.

Telephone Transactions

You may make transfers and change the allocation of additional premium payments by telephone IF:

 .    you select the "Telephone Transfer/Reallocation Authorization" box in the
     policy enrollment form or enrollment information; or
 .    you later make this request in writing.

You will be required to provide certain information for identification purposes when requesting a transaction by telephone. We may also require written confirmation of your request. We will not be liable for following telephone requests that we believe are genuine.

Telephone requests must be received while the New York Stock Exchange is open to assure same-day pricing of the transaction. We may discontinue this option at any time.

5.   EXPENSES

There are charges and expenses associated with your policy that reduce the return on your investment in the policy.

Excess Interest Adjustment

Withdrawals of cash value from the fixed account may be subject to an excess interest adjustment. This adjustment could retroactively reduce the interest credited in the fixed account to the guaranteed minimum of 3% per year. See "Excess Interest Adjustment" in Section 7 of this prospectus.

Mortality and Expense Risk Fee

We charge a fee as compensation for bearing certain mortality and expense risks under the policy. Examples include a guarantee of annuity rates, the death benefits, certain expenses of the policy, and assuming the risk that the current charges will be insufficient in the future to cover costs of administering the policy. For the 5% Annually Compounding through age 80 death benefit and the Annual Step-Up through age 80 death benefit the mortality and expense risk fee is at an annual rate of 1.45%. For the Return of Premium death benefit the mortality and expense risk fee is at an annual rate of 1.30%. This annual fee is assessed daily based on the net asset value of each mutual fund subaccount and target series subaccount.

If this charge does not cover our actual costs, we absorb the loss. Conversely, if the charge more than covers actual costs, the excess is added to our surplus. We expect to profit from this charge. We may use any profit for any proper purpose, including distribution expenses.

Administrative Charges

We deduct an administrative charge to cover the costs of administering the policy. This daily charge is equal to an annual rate of 0.40% of the daily net asset value of the mutual fund account and the target account.

In addition, an annual service charge of $30 (but not more than 2% of the policy value) is charged on each policy anniversary and at surrender. The service charge is waived if your policy value is at least $50,000 or if the sum of your premiums, less all partial withdrawals, is at least $50,000.

Premium Taxes

Some states assess premium taxes on the premium payments you make. We currently do not deduct for these taxes at the time you make a premium payment. However, we will deduct the total amount of premium taxes, if any, from the policy value when:
 .    you elect to begin receiving annuity payments;
 .    you surrender the policy; or
 .    you die and a death benefit is paid (you must also be the annuitant for the death benefit to be paid).

Generally, premium taxes range from 0% to 3.50%, depending on the state.

Federal, State and Local Taxes

We may in the future deduct charges from the policy for any taxes we incur because of the policy. However, no deductions are being made at the present time.

Transfer Fee

You are allowed to make 12 free transfers per year before the annuity commencement date. If you make more than 12 transfers per year, we reserve the right to charge $10 for each additional transfer. Premium payments, asset rebalancing and dollar cost averaging transfers are not considered transfers. All transfer requests made at the same time are treated as a single request.

Family Income Protector

If you elect the family income protector, there is an annual rider fee during the accumulation phase of 0.30% of the minimum annuitization value, and a guaranteed payment fee during the income phase of 1.25% of the daily net asset value if you annuitize under the rider. The annual rider fee is also deducted if you surrender the policy.

Portfolio Management Fees

The value of the assets in each mutual fund subaccount will reflect the fees and expenses paid by the underlying fund. A description of these expenses is found in the prospectuses for the underlying funds.

Target Account Fees

For its services to the target account, the manager is paid a fee of 0.75% of the average daily net assets of each target series subaccount. For the adviser's services to the target account, the manager pays the adviser a fee equal to 0.35% of the average daily net assets of each target series subaccount.

In addition to the management fees, the target account pays all expenses not assumed by the manager, including, without limitation, the following:
 .    legal expenses;
 .    accounting and auditing services;
 .    interest;
 .    taxes;
 .    costs of printing and distributing reports to shareholders;
 .    proxy materials and prospectuses;
 .    custodian, transfer agent, and dividend disbursing agent charges;
 .    registration fees;
 .    fees and expenses of the Board of Managers who are not affiliated persons of the manager or an adviser;
 .    insurance;
 .    brokerage costs
 .    litigation; and
 .    other extraordinary or nonrecurring expenses.

All general target account expenses are allocated among and charged to the assets of the target series subaccounts on a basis that the Board of Managers deems fair and equitable. This may be on the basis of relative net assets of each target series subaccount or the nature of the services performed and relative applicability to each target series subaccount.

The manager has agreed to limit each target series subaccount's management fee and operating expenses during its first year of operations to an annual rate of 1.30% of the subaccount's average net assets. (This limit does not include other fees and deductions, such as the mortality and expense risk fee and administrative charge.)

6.   TAXES

NOTE: PFL has prepared the following information on federal income taxes as a general discussion of the subject. It is not intended as tax advice to any individual. You should consult your own tax adviser about your own circumstances.

PFL has included an additional discussion regarding taxes in the SAI.

Annuity Policies in General

Deferred annuities are a way of setting aside money for future needs like retirement. Congress recognized how important saving for retirement is and provided special rules in the Internal Revenue Code for annuities.

Simply stated, these rules provide that generally you will not be taxed on the earnings, if any, on the money held in your annuity policy until you take the money out. This is referred to as tax deferral. There are different rules as to how you will be taxed depending on how you take the money out and the type of policy--qualified or nonqualified (discussed below).

You will not be taxed on increases in the value of your policy until a distribution occurs--either as a withdrawal or as annuity payments.

When a non-natural person (e.g., corporation or certain other entities other than tax-qualified trusts) owns a nonqualified policy, the policy will generally not be treated as an annuity for tax purposes.

Qualified and Nonqualified Policies

If you purchase the policy under an individual retirement annuity, a pension plan, or specially sponsored program, your policy is referred to as a qualified policy.

Qualified policies are issued in connection with the following plans:
 .    Individual Retirement Annuity (IRA): A traditional IRA allows individuals to make contributions, which may be deductible, to the policy. A Roth IRA also allows individuals to make contributions to the policy, but it does not allow a deduction for contributions, and distributions may be tax-free if the owner meets certain rules.
 .    Tax-Sheltered Annuity (403(b) Plan): A 403(b) Plan may be made available to employees of certain public school systems and tax-exempt organizations and permits contributions to the policy on a pre-tax basis.
 .    Corporate Pension and Profit-Sharing and H.R. 10 Plan: Employers and
     self-employed individuals can establish pension or profit-sharing plans for their employees or themselves and make contributions to the policy on a pre-tax basis.
 .    Deferred Compensation Plan (457 Plan): Certain governmental and tax-exempt organizations can establish a plan to defer compensation on behalf of their employees through contributions to the policy.

If you purchase the policy as an individual and not under an individual retirement annuity, 403(b) plan, 457 plan, or pension or profit sharing plan, your policy is referred to as a nonqualified policy.

Withdrawals--Nonqualified Policies

If you make a withdrawal from your policy before the annuity commencement date, the Internal Revenue Code treats that withdrawal as first coming from earnings and then from your premium payments. When you make a withdrawal you are taxed on the amount of the withdrawal that is earnings. (The excess interest adjustment resulting from the withdrawal may affect the amount on which you are taxed.) Different rules apply for annuity payments. See "Annuity Payments" below.

The Internal Revenue Code also provides that withdrawn earnings may be subject to a penalty. The amount of the penalty is equal to 10% of the amount that is includable in income. Some withdrawals will be exempt from the penalty. They include any amounts:
 .    paid on or after the taxpayer reaches age 59 1/2;
 .    paid after the taxpayer dies;
 .    paid if the taxpayer becomes totally disabled (as that term is defined in the Internal Revenue Code);
 .    paid in a series of substantially equal payments made annually (or more frequently) under a lifetime annuity;
 .    paid under an immediate annuity; or
 .    which come from premium payments made prior to August 14, 1982.

All deferred non-qualified policies that are issued by PFL (or its affiliates) to the same owner during any calendar year are treated as one annuity for purposes of determining the amount includable in the owner's income when a taxable distributions occurs.

Withdrawals--Qualified Policies

The above information describing the taxation of nonqualified policies does not apply to qualified policies.

There are special rules that govern with respect to qualified policies. Generally, these rules restrict:
 .    the amount that can be contributed to the policy during any year; and
 .    the time when amounts can be paid from the policy.

In addition, a penalty tax may be assessed on amounts withdrawn from the policy prior to the date you reach age 59 1/2, unless you meet one of the exceptions to this rule. You may also be required to begin taking minimum distributions from the policy by a certain date. The terms of the plan may limit the rights otherwise available to you under the policy. We have provided more information in the SAI.

You should consult your legal counsel or tax adviser if you are considering purchasing a policy for use with any retirement plan.

Withdrawals -- 403(b) Policies

The Internal Revenue Code limits the withdrawal of premium payments from certain 403(b) annuities. Withdrawals can generally only be made when a owner:
 .    reaches age 59 1/2;
 .    leaves his/her job;
 .    dies;
 .    becomes disabled (as that term is defined in the Internal Revenue Code); or
 .    in the case of hardship. However, in the case of hardship, the owner can only withdraw the premium payments and not any earnings.

Tax Status of the Policy

The following discussion is based on the assumption that the policy qualifies as an annuity contract for federal income tax purposes.

Diversification Requirements. Section 817(h) of the Code provides that in order
----------------------------
for a variable contract which is based on a segregated asset account to qualify as an annuity contract under the Code, the investments made by such account must be "adequately diversified" in accordance with Treasury regulations. The Treasury regulations issued under Section 817(h) (Treas. Reg. ss.1.817-5) apply a diversification requirement to each of the mutual fund subaccounts and the target series subaccounts. The mutual fund account, through its underlying funds and their portfolios, and the target account, through its subaccounts, intends to comply with the diversification requirements of the Treasury. PFL has entered into agreements with each underlying fund company which requires the portfolios to be operated in compliance with the Treasury regulations. PFL has entered into an agreement with First Trust Advisers, L.P., the adviser of the target account, which requires the target series subaccounts to be operated in compliance with the Treasury regulations. The adviser reserves the right to depart from either target series subaccount's investment strategy in order to meet these diversification requirements. See the SAI for more information concerning diversification requirements.

Owner Control. In certain circumstances, owners of variable annuity contracts
-------------
may be considered the owners, for federal income tax purposes, of the assets of the mutual fund account used to support their contracts. In those circumstances, income and gains from the mutual fund account assets would be includable in the variable annuity contract owner's gross income. Several years ago, the IRS stated in published rulings that a variable annuity contract owner will be considered the owner of mutual fund account assets if the contract owner possesses incidents of ownership in those assets, such as the ability to exercise investment control over the assets. More recently, the Treasury Department announced in connection with the issuance of regulations concerning investment diversification, that those regulations "do not provide guidance concerning the circumstances in which investor control of the investments of a segregated asset account may cause the investor (i.e., you), rather than the insurance company, to be treated as the owner of the assets in the account." This announcement also stated that guidance would be issued by way of regulations or rulings on the "extent to which policyholders may direct their investments to particular subaccounts without being treated as owners of the underlying assets."

The ownership rights under the contract are similar to, but different in certain respects from those described by the IRS in rulings in which it was determined that contract owners were not owners of mutual fund account assets. For example, you have the choice of one or more subaccounts in which to allocate premiums and policy values, and may be able to transfer among these accounts more frequently than in such rulings. Moreover, the investment strategies for the target series subaccounts are narrow and innovative and have not been addressed by the IRS. These differences could result in you being treated as the owner of the assets of the mutual fund account or the target account. In addition, PFL does not know what standards will be set forth, if any, in the regulations or rulings that the Treasury Department has stated it expects to issue. PFL therefore reserves the right to modify the policies as necessary to attempt to prevent you from being considered the owner of a pro rata share of the assets of the mutual fund account or the target account.

Distribution Requirements. The policy must meet certain distribution
-------------------------
requirements at the death of an owner in order to be treated as an annuity policy. These distribution requirements are discussed in the SAI. PFL may modify the policy to attempt to maintain favorable tax treatment.

Taxation of Death Benefit Proceeds

Amounts may be distributed from the policy because of the death of an owner or the annuitant. Generally, such amounts are includable in the income of the recipient:
 .    if distributed in a lump sum, these amounts are taxed in the same manner as a full surrender; or
 .    if distributed under an annuity payment option, these amounts are taxed in the same manner as annuity payments.

For these purposes, the "investment in the contract" is not affected by the owner's or annuitant's death. That is, the "investment in the contract" remains generally the total premium payments, less amounts received, which were not includable in gross income. (The same tax treatment applies to any amounts distributed after an owner's death.)

Annuity Payments

Although the tax consequences may vary depending on the annuity payment option you select, in general, for nonqualified and certain qualified policies, only a portion of the annuity payments you receive will be includable in your gross income.

In general, the excludable portion of each annuity payment you receive will be determined as follows:

 .    Fixed payments--by dividing the "investment in the contract" on the annuity commencement date by the total expected value of the annuity payments for the term of the payments. This is the percentage of each annuity payment that is excludable.

 .    Variable payments--by dividing the "investment in the contract" on the annuity commencement date by the total number of expected periodic payments. This is the amount of each annuity payment that is excludable.

The remainder of each annuity payment is includable in gross income. Once the "investment in the contract" has been fully recovered, the full amount of any additional annuity payments is includable in gross income.

If you select more than one annuity payment option, special rules govern the allocation of the policy's entire "investment in the contract" to each such option, for purposes of determining the excludable amount of each payment received under that option. We advise you to consult a competent tax adviser as to the potential tax effects of allocating amounts to any particular annuity payment option.

If, after the annuity commencement date, annuity payments stop because an annuitant died, the excess (if any) of the "investment in the contract" as of the annuity commencement date over the aggregate amount of annuity payments received that was excluded from gross income is generally allowable as a deduction for your last taxable year.

Transfers, Assignments or Exchanges of Policies

A transfer of ownership or assignment of a policy, the designation of an annuitant or other beneficiary who is not also the owner, the selection of certain annuity commencement dates, or a change of annuitant, may result in certain income or gift tax consequences to the owner that are beyond the scope of this discussion. An owner contemplating any such transfer, assignment, selection, or change should contact a competent tax adviser with respect to the potential tax effects of such a transaction.

Possible Tax Law Changes

Although the likelihood of legislative changes is uncertain, there is always the possibility that the tax treatment of the policy could change by legislation or otherwise. You should consult a tax adviser with respect to legal developments and their effect on the policy.

7.   ACCESS TO YOUR MONEY

Surrenders

During the accumulation phase, you can have access to the money in your policy in several ways:
 .    by making a withdrawal (either a complete or partial withdrawal);
 .    by taking systematic payouts; or

 .    by taking annuity payments.

If you want to make a complete withdrawal, you will receive:
 .    the value of your policy; plus or minus
 .    any excess interest adjustment; minus
 .    premium taxes, service charges, and family income protector rider fees.

If you want to take a partial withdrawal, in most cases it must be for at least $500. Unless you tell us otherwise, we will take the withdrawal from each of the investment choices in proportion to the policy value.

Remember that any withdrawal you take will reduce the policy value, and might reduce the amount of the death benefit. See Section 9, Death Benefit, for more details. Withdrawals from the fixed account may also be subject to an excess interest adjustment. Income taxes, federal tax penalties and certain restrictions may apply to any withdrawals you make.

During the income phase, you will receive annuity payments under the annuity payment option you select; however, you generally may not take any other withdrawals, either complete or partial.

Delay of Payment and Transfers

Payment of any amount due from the mutual fund account or target account for a withdrawal, a death benefit, or the death of the owner of a nonqualified policy, will generally occur within seven business days from the date all required information is received by PFL. PFL may be permitted to defer such payments from the mutual fund account and target account if:
 .    the New York Stock Exchange is closed other than for usual weekends or holidays or trading on the Exchange is otherwise restricted;
 .    an emergency exists as defined by the SEC or the SEC requires that trading be restricted; or
 .    the SEC permits a delay for the protection of owners.

In addition, transfers of amounts from the mutual fund subaccounts and target series subaccounts may be deferred under these circumstances.

Pursuant to the requirements of certain state laws, we reserve the right to defer payment of the cash value from the fixed account for up to six months.

Excess Interest Adjustment

Money that you withdraw from a guaranteed period option of the fixed account before the end of its guaranteed period (the number of years you specified the money would remain in the guaranteed period option) may be subject to an excess interest adjustment. At the time you request a withdrawal, if interest rates set by PFL have risen since the date of the initial guarantee, the excess interest adjustment will result in a lower cash value on surrender. However, if interest rates have fallen since the date of the initial guarantee, the excess interest adjustment will result in a higher cash value on surrender.

Generally, all withdrawals from a guaranteed payment option during the first policy year are subject to an excess interest adjustment. Any amount withdrawn during a subsequent policy year in excess of 10% of your cumulative premium payments is also generally subject to an excess interest adjustment. Beginning in the second policy year, you can, however, withdraw up to 10% of your cumulative premium payments each policy year, in one or more withdrawals, without an excess interest adjustment. This is referred to as the "free percentage."

There will be no excess interest adjustment on any of the following:
 .    lump sum withdrawals of the free percentage available;
 .    nursing care and terminal condition withdrawals;
 .    unemployment withdrawals;
 .    withdrawals to satisfy any minimum distribution requirements; and
 .    systematic payout option payments, which do not exceed 10% of your cumulative premium payments divided by the number of payouts made per year.

Please note that in these circumstances you will not receive a higher cash value if interest rates have fallen nor will you receive a lower cash value if interest rates have risen.

Certain conditions must be satisfied. See the SAI for more details.

Systematic Payout Option

You can select at any time (during the accumulation phase) to receive regular payments from your policy by using the systematic payout option. Payments can be made monthly, quarterly, semi-annually, or annually. Each payment must be at least $50, and cannot exceed the free percentage divided by the number of payments per year. Monthly and quarterly payments must be made by electronic funds transfer directly to your checking or savings account. There is no charge for this benefit.

Nursing Care and Terminal Condition
Withdrawal Option

No excess interest adjustment will apply if you or your spouse has been:
 .    confined in a hospital or nursing facility for 30 days in a row; or
 .    diagnosed with a terminal condition (usually a life expectancy of 12 months or less).

This benefit is also available to the annuitant or annuitant's spouse if the owner is not a natural person.

You may select this benefit at any time (during the accumulation phase) and there is no charge for this benefit. This benefit may not be available in all states. See the policy or endorsement for details and conditions.

Unemployment Waiver

No excess interest adjustment will apply to withdrawals if you or your spouse is unemployed. In order to qualify, you (or your spouse, whichever is applicable) must have been:
 .    employed full time for at least two years prior to becoming unemployed; and
 .    employed full time on the policy date; and
 .    unemployed for at least 60 days in a row at the time of the withdrawal; and
 .    must have a minimum cash value at the time of withdrawal of $5,000.

You must provide written proof from your State's Department of Labor, which verifies that you qualify for and are receiving unemployment benefits at the time of withdrawal.

You can select this benefit at any time (during the accumulation phase) and there is no charge for this benefit.

This benefit is also available to the annuitant or annuitant's spouse if the owner is not a natural person. This benefit may not be available in all states. See the policy for details.

8.   PERFORMANCE

The Mutual Fund Account

PFL periodically advertises performance of the various mutual fund subaccounts. We may disclose at least four different kinds of performance. First, we may calculate performance by determining the percentage change in the value of an accumulation unit by dividing the increase (decrease) for that unit by the value of the accumulation unit at the beginning of the period. This performance number reflects the deduction of the mortality and expense risk fees and administrative charges. It does not reflect the deduction of any applicable premium taxes. The deduction of any applicable premium taxes would reduce the percentage increase or make greater any percentage decrease.

Second, any advertisement will also include total return figures, which reflect the deduction of the mortality and expense risk fees and administrative charges.

Third, for periods starting prior to the date the annuities were first offered, the performance will be based on the historical performance of the corresponding investment portfolios for the periods commencing from the date on which the particular investment portfolio was made available through the mutual fund account.

Fourth, in addition, for certain investment portfolios, performance may be shown for the period commencing from the inception date of the investment portfolio. These figures should not be interpreted to reflect actual historical performance of the mutual fund account.

We also may, from time to time, include in our advertising and sales materials, tax deferred compounding charts and other hypothetical illustrations, which may include, comparisons of currently taxable and tax deferred investment programs, based on selected tax brackets.

Appendix A contains performance information that you may find useful. It is divided into various parts, depending upon the type of performance information shown. Future performance will vary and future results will not be the same as the results shown.

The Target Account

Performance information regarding the target series subaccounts is in Appendix A and in the SAI.

9.   DEATH BENEFIT

We will pay a death benefit to your beneficiary, under certain circumstances, if the annuitant dies before the annuity commencement date and the annuitant was also an owner. (If the annuitant was not an owner, a death benefit may or may not be paid. See below.) The beneficiary may choose an annuity payment option, or may choose to receive a lump sum.

When We Pay A Death Benefit

Before the Annuity Commencement Date
------------------------------------
We will pay a death benefit to your beneficiary IF:

 .    you are both the annuitant and an owner of the policy; and
 .    you die before the annuity commencement date.

If the only beneficiary is your surviving spouse, then he or she may elect to continue the policy as the new annuitant and owner, instead of receiving the death benefit.

We will also pay a death benefit to your beneficiary IF:

 .    you are not the annuitant; and
 .    the annuitant dies before the annuity commencement date; and
 .    you specifically requested that the death benefit be paid upon the annuitant's death.

Distribution requirements apply to the policy value upon the death of any owner. These requirements are detailed in the SAI.

After the Annuity Commencement Date
-----------------------------------
The death benefit payable, if any, on or after the annuity commencement date depends on the annuity payment option selected.

IF:
 .    you are not the annuitant; and
 .    you die on or after the annuity commencement date; and
 .    the entire interest in the policy has not been paid to you;

THEN:
 .    the remaining portion of such interest in the policy will be distributed at least as rapidly as under the method of distribution being used as of the date of your death.

When We Do Not Pay A Death Benefit

No death benefit is paid in the following cases:
------------------------------------------------
IF:
 .    you are not the annuitant; and
 .    the annuitant dies prior to the annuity commencement date; and
 .    you did not specifically request that the death benefit be paid upon the annuitant's death;

THEN:
 .    you will become the new annuitant and the policy will continue.

IF:
 .    you are not the annuitant; and
 .    you die prior to the annuity commencement date;

THEN:
 .    the new owner must surrender the policy for the policy value increased or decreased by an excess interest adjustment within five years of your death.

Note carefully. If the owner does not name a contingent owner, the owner's
--------------
estate will become the new owner. If no probate estate is opened (because, for example, the owner has precluded the opening of a probate estate by means of a trust or other instrument), and PFL has not received written notice of the trust as a successor owner signed prior to the owner's death, then that trust may not exercise ownership rights to the policy. It may be necessary to open a probate estate in order to exercise ownership rights to the policy if no contingent owner is named in a written notice received by PFL.

Amount of Death Benefit

Death benefit provisions may differ from state to state. The death benefit may be paid as a lump sum or as annuity payments. The death benefit will be the greatest of:
 .    policy value on the date we receive the required information; or
 .    cash value on the date we receive the required information (this will be more than the policy value if there is an excess interest adjustment); or
 .    guaranteed minimum death benefit, if any (discussed below).

Guaranteed Minimum Death Benefit

On the policy application, you generally may choose one of the three guaranteed minimum death benefit options listed below.

After the policy is issued, you cannot make an election and the death benefit cannot be changed.

A guaranteed minimum death benefit is not available if the owner or annuitant is 85 or older on the policy date. In that case, the death benefit will be the greater of the policy value or cash value as of the date of death.

5% Annually Compounding through age 80 Death Benefit
----------------------------------------------------
Total premium payments, less any adjusted partial withdrawals (discussed below), plus interest at an effective annual rate of 5% from the premium payment date or withdrawal date to the earlier of the date of death or the owner's 81/st/ birthday.

We deduct higher charges for this guaranteed minimum death benefit than for the Return of Premium Death Benefit.

Annual Step-Up through age 80 Death Benefit
-------------------------------------------
The largest policy value on the policy date or on any policy anniversary prior to the earlier of the date of death or the owner's 81/st/ birthday; plus any premium payments since the date of the policy anniversary with the largest policy value; minus any adjusted partial withdrawals (discussed below) since the date of the policy anniversary with the largest policy value.

The Annual Step-Up death benefit is not available if the owner or annuitant is 81 or older on the policy date.

We deduct higher charges for this guaranteed minimum death benefit than for the Return of Premium Death Benefit.

Return of Premium Death Benefit
-------------------------------
Total premium payments, less any adjusted partial withdrawals (discussed below) as of the date of death.

The Return of Premium death benefit is not available if the owner or annuitant is 85 or older on the policy date.

IF:
 .    the surviving spouse elects to continue the policy instead of receiving the death benefit; and
 .    the guaranteed minimum death benefit is greater than the policy value;

THEN:
 .    we will increase the policy value to be equal to the guaranteed minimum death benefit. This increase is made only at the time the surviving spouse elects to continue the policy.

Adjusted Partial Withdrawal

When you request a partial withdrawal, your guaranteed minimum death benefit will be reduced by an amount called the adjusted partial withdrawal. Under certain circumstances, the adjusted partial withdrawal may be more than the amount of your withdrawal request. It is also possible that if a death benefit is paid after you have made a partial withdrawal, then the total amount paid could be less than the total premium payments. We have included a detailed explanation of this adjustment in the SAI.

10.  OTHER INFORMATION

Ownership

You, as owner of the policy, exercise all rights under the policy. You can change the owner at any time by notifying us in writing. An ownership change may be a taxable event.

Assignment

You can also assign the policy any time during your lifetime. PFL will not be bound by the assignment until we receive written notice of the assignment. We will not be liable for any payment or other action we take in accordance with the policy before we receive notice of the assignment. There may be limitations on your ability to assign a qualified policy. An assignment may have tax consequences.

PFL Life Insurance Company

PFL Life Insurance Company was incorporated under the laws of the State of Iowa on April 19, 1961 as NN Investors Life Insurance Company, Inc. It is engaged in the sale of life and health insurance and annuity policies. PFL is a wholly owned indirect subsidiary of AEGON USA, Inc. which conducts most of its operations through subsidiary companies engaged in the insurance business or in providing non-insurance financial services. All of the stock of AEGON USA, Inc., is indirectly owned by AEGON N.V. of The Netherlands, the securities of which are publicly traded. AEGON N.V., a holding company, conducts its business through subsidiary companies engaged primarily in the insurance business. PFL is licensed in the District of Columbia, Guam, and in all states except New York.

All obligations arising under the policy, including the promise to make annuity payments, are general corporate obligations of PFL.

The Mutual Fund Account

PFL established a mutual fund account, called PFL Life Variable Annuity Account D, under the laws of the State of Iowa on February 20, 1997. The mutual fund account receives and currently invests the premium payments that are allocated to it for investment in shares of the underlying mutual fund portfolios.

The mutual fund account is registered with the SEC as a unit investment trust under the Investment Company Act of 1940. However, the SEC does not supervise the management, the investment practices, or the policies of the separate account or PFL. Income, gains and losses, whether or not realized, from assets allocated to the mutual fund account are, in accordance with the policies, credited to or charged against the mutual fund account without regard to PFL's other income, gains or losses.

The assets of the mutual fund account are held in PFL's name on behalf of the mutual fund account and belong to PFL. However, those assets that underlie the policy are not chargeable with liabilities arising out of any other business PFL may conduct. The mutual fund account includes other subaccounts that are not available under the policy.

The Target Account

PFL established the PFL Endeavor Target Account (the target account) under the laws of the state of Iowa on September 15, 1997. The target account is registered with the SEC under the Investment Company Act of 1940, as amended, as an open-end management investment company and meets the definition of a separate account under federal securities laws. However, the SEC does not supervise the management or the investment practices or policies of the target account or PFL.

The two Dow/SM/ Target 10 Subaccounts (January and July Series) and the two Dow/SM/ Target 5 Subaccounts (January and July Series) are non-diversified target series subaccounts of the target account.

Legislation. Legislation may be enacted at any time that could negatively affect
-----------
the common shares in the target series subaccounts or the issuers of the common shares. Changing approaches to regulation, particularly with respect to the environment or with respect to the petroleum industry, may have a negative impact on certain companies represented in the target series subaccounts. There can be no assurance that future legislation, regulation or deregulation will not have a material adverse effect on the target series subaccounts or will not impair the ability of the issuers of the common shares to achieve their business goals.

Mixed and Shared Funding

Before making a decision concerning the allocation of premium payments to a particular mutual fund subaccount, please read the prospectuses for the underlying funds. The underlying funds are not limited to selling their shares to this mutual fund account and can accept investments from any mutual fund account or qualified retirement plan. Since the portfolios of the underlying funds are available to registered mutual fund accounts offering variable annuity products of PFL, as well as variable annuity and variable life products of other insurance companies, and qualified retirement plans, there is a possibility that a material conflict may arise between the interests of this mutual fund account and one or more of the separate accounts of another participating insurance company. In the event of a material conflict, the affected insurance companies, including PFL, agree to take any necessary steps to resolve the matter. This includes removing their mutual fund accounts from the underlying funds. See the underlying funds' prospectuses for more details.

Reinstatements

You may surrender your policy and transfer your money directly to another life insurance company (sometimes referred to as a 1035 Exchange or a trustee-to-trustee transfer). You may also ask us to reinstate your policy after such a transfer by returning the same total dollar amount of funds to the applicable investment choices. The dollar amount will be used to purchase new accumulation units at the then current price. Because of changes in market value, your new accumulation units may be worth more or less than the units you previously owned. We recommend that you consult a tax professional to explain the possible tax consequences of exchanges and/or reinstatements.

Voting Rights

Mutual Fund Account. PFL will vote all shares of the underlying funds in
-------------------
accordance with instructions we receive from you and other owners that have voting interests in the portfolios. We will send you and other owners written requests for instructions on how to vote those shares. When we receive those instructions, we will vote all of the shares in proportion to those instructions. If, however, we determine that we are permitted to vote the shares in our own right, we may do so.

Each person having a voting interest will receive proxy material, reports, and other materials relating to the appropriate portfolio.

Target Account. You (or the person receiving annuity payments) can vote on
--------------
certain matters with respect to the target series subaccounts you have an interest in. Such matters include:
 .    changes in the investment advisory agreement;
 .    changes in the fundamental investment policies;
 .    any other matter requiring a vote of persons holding voting interests; and
 .    matters pursuant to the requirements of Rules 12b-1 and 18f-2 of the
     Investment Company Act of 1940.

On certain matters, each target series subaccount may vote separately. Each person having a voting interest will receive proxy material, reports, and other materials relating to the appropriate target series subaccount.

Distributor of the Policy

AFSG Securities Corporation is the principal underwriter of the policy. Like PFL, it is an indirect wholly owned subsidiary of AEGON USA, Inc. It is located at 4333 Edgewood Road N.E., Cedar Rapids, IA 52499-0001. AFSG Securities Corporation is registered as a broker/dealer under the Securities Exchange Act of 1934. It is a member of the National Association of Securities Dealers, Inc.

Commissions of up to 1.40% of premium payments plus an annual continuing fee based on policy values will be paid to broker/dealers who sell the policy under agreements with AFSG Securities Corporation. These commissions are not deducted from premium payments. In addition, certain production, persistency and managerial bonuses may be paid. PFL may also pay compensation to financial institutions for their services in connection with the sale and servicing of the policy.

Non-Participating

The policy does not participate or share in the profits or surplus earnings of PFL. No dividends are payable on the policy.

Variations in Certain Provisions

Certain provisions of the policy may vary from the descriptions in this prospectus in order to comply with different state laws. See your policy for variations since any such state variations will be included in your policy or in riders or endorsements attached to your policy.

IMSA

PFL is a charter member of the Insurance Marketplace Standards Association
(IMSA). IMSA is an independent, voluntary organization of life insurance companies. It promotes high ethical standards in the sales, advertising and servicing of individual life insurance and annuity products. Companies must undergo a rigorous self and independent assessment of their practices to become a member of IMSA. The IMSA logo in our sales literature shows our ongoing commitment to these standards.

Legal Proceedings

There are no legal proceedings to which the mutual fund account or target account is a party or to which the assets of the account are subject. PFL, like other life insurance companies, is involved in lawsuits. In some class action and other lawsuits involving other insurers, substantial damages have been sought and/or material settlement payments have been made. Although the outcome of any litigation cannot be predicted with certainty, PFL believes that at the present time there are no pending or threatened lawsuits that are reasonably likely to have a material adverse impact on the mutual fund account, target account or PFL.

Financial Statements

The financial statements of PFL and the target account are included in the SAI. As of the date of this prospecuts, the mutual fund account had not commenced operations, therefore there are no financial statements to report at this time.

TABLE OF CONTENTS OF THE STATEMENT OF
ADDITIONAL INFORMATION

Glossary of Terms
The Policy--General Provisions
Certain Federal Income Tax
Consequences
Investment Experience
Family Income Protector - Hypothetical Illustration
Historical Performance Data
The Target Account
Published Ratings
State Regulation of PFL
Administration
Records and Reports
Distribution of the Policies
Voting Rights
Other Products
Custody of Assets
Legal Matters
Independent Auditors
Other Information
Financial Statements

                                   APPENDIX A

                           HISTORICAL PERFORMANCE DATA

Standardized Performance Data

PFL may advertise historical yields and total returns for the subaccounts of the mutual fund account. In addition, PFL may advertise the effective yield of the subaccount investing in the Endeavor Money Market Portfolio (the "Endeavor Money Market Subaccount"). These figures are calculated according to standardized methods prescribed by the SEC. They are based on historical earnings and are not intended to indicate future performance.

Endeavor Money Market Subaccount. The yield of the Endeavor Money Market Subaccount for a policy refers to the annualized income generated by an investment under a policy in the subaccount over a specified seven-day period. The yield is calculated by assuming that the income generated for that seven-day period is generated each seven-day period over a 52-week period and is shown as a percentage of the investment. The effective yield is calculated similarly but, when annualized, the income earned by an investment under a policy in the subaccount is assumed to be reinvested. The effective yield will be slightly higher than the yield because of the compounding effect of this assumed reinvestment.

Other Subaccounts. The yield of a mutual fund subaccount (other than the Endeavor Money Market Subaccount) for a policy refers to the annualized income generated by an investment under a policy in the subaccount over a specified thirty-day period. The yield is calculated by assuming that the income generated by the investment during that thirty-day period is generated each thirty-day period over a 12-month period and is shown as a percentage of the investment.

The total return of a subaccount refers to return quotations assuming an investment under a policy has been held in the subaccount for various periods of time including a period measured from the date the subaccount commenced operations. When a subaccount has been in operation for one, five, and ten years, respectively, the total return for these periods will be provided. The total return quotations for a subaccount will represent the average annual compounded rates of return that equate an initial investment of $1,000 in the subaccount to the redemption value of that investment as of the last day of each of the periods for which total return quotations are provided.

The yield and total return calculations for a subaccount do not reflect the effect of any premium taxes that may be applicable to a particular policy, and they do not reflect the rider charge for the optional family income protector. To the extent that any or all of a premium tax or rider charge is applicable to a particular policy, the yield and/or total return of that policy will be reduced. For additional information regarding yields and total returns calculated using the standard formats briefly summarized above, please refer to the SAI, a copy of which may be obtained from the administrative and service office upon request.

Non-Standardized Performance Data

In addition to the standardized data discussed above, similar performance data for other periods may also be shown.

PFL may also advertise or disclose average annual total return or other performance data in non-standard formats for a subaccount of the mutual fund account. The non-standardized performance data may make other assumptions such as the amount invested in a subaccount, differences in time periods to be shown, or the effect of partial withdrawals or annuity payments.

All non-standardized performance data will be advertised only if the standardized performance data is also disclosed. For additional information regarding the calculation of other performance data, please refer to the SAI.

Adjusted Historical Performance. The following performance data is historic
-------------------------------
performance data for the underlying portfolios since their inception reduced by some or all of the fees and charges under the policy. Such adjusted historic performance includes data that precedes the inception dates of the subaccounts. This data is designed to show the performance that would have resulted if the policy had been in existence during that time, based on the performance of the applicable portfolio and the assumption that the applicable subaccount was in existence for the same period as the portfolio with a level of charges equal to those currently assessed under the policy. This data is not intended to indicate future performance.

For instance, as shown in Table 1, PFL Life may disclose average annual total returns for the portfolios reduced by all fees and charges under the policy, as if the policy had been in existence since the inception of the portfolio. Such fees and charges include the mortality and expense risk fee and administrative charge. Table 1 does not reflect the rider charge for the optional family income protector.

The following information is also based on the method of calculation described in the SAI. The adjusted historical average annual total returns for periods ended December 31, 1999, were as follows:

----------------------------------------------------------------------------------------------------------------------------
                                                       TABLE 1
                                   Adjusted Historical Average Annual Total Returns (1)
----------------------------------------------------------------------------------------------------------------------------
                         5% Annually Compounding through age 80 and Annual Step-Up through age 80
                                     (Total Separate Account Annual Expenses: 1.85%)
----------------------------------------------------------------------------------------------------------------------------
                                                                                          10 Year         Corresponding
                                                                                            or              Portfolio
  Portfolio                                                1 Year         5 Year         Inception       Inception Date
----------------------------------------------------------------------------------------------------------------------------
  Endeavor Asset Allocation...........................                                                    April 8, 1991
  T. Rowe Price Equity Income.........................                                                   January 3, 1995
  T. Rowe Price Growth Stock..........................                                                   January 3, 1995
  T. Rowe Price International Stock (2)...............                                                    April 8, 1991
  Endeavor Value Equity...............................                                                    May 27, 1993
  Endeavor Opportunity Value..........................                                                  November 18, 1996
  Endeavor Enhanced Index.............................                                                     May 1, 1997
  Dreyfus U.S. Government Securities..................                                                     May 4, 1994
  Dreyfus Small Cap Value (3).........................                                                     May 4, 1993
  Endeavor Select 50..................................                                                  February 2, 1998
  Endeavor High Yield.................................                                                    June 2, 1998
  Endeavor Janus Growth (4)...........................                                                   October 2, 1986
  Transamerica VIF Growth.............................                                                  February 26, 1969
  VIP Equity-Income...................................                                                   October 9, 1986
  VIP II Contrafund...................................                                                   January 3, 1995
  VIP III Growth Opportunities........................                                                   January 3, 1995
  VIP III Mid Cap.....................................                                                  December 28, 1998
  WRL Janus Global....................................                                                   December 3, 1992
  WRL Alger Aggressive Growth.........................                                                    March 1, 1994
  WRL NWQ Value Equity................................                                                     May 1, 1996
  WRL Goldman Sachs Growth............................                                                     May 3, 1999
  WRL T. Rowe Price Dividend Growth...................                                                     May 3, 1999
  WRL T. Rowe Price Small Cap.........................                                                     May 3, 1999
  WRL Salomon All Cap.................................                                                     May 3, 1999
  WRL Pilgrim Baxter Mid Cap Growth...................                                                     May 3, 1999
----------------------------------------------------------------------------------------------------------------------------
  +Ten Year Date
----------------------------------------------------------------------------------------------------------------------------


---------------------------------------------------------------------------------------------------------------------------
                                                    TABLE 1 continued
                                   Adjusted Historical Average Annual Total Returns(1)
---------------------------------------------------------------------------------------------------------------------------
                                                    Return of Premium
                                     (Total Separate Account Annual Expenses: 1.70%)
---------------------------------------------------------------------------------------------------------------------------
                                                                                                         Corresponding
                                                                                        10 Year or         Portfolio
  Portfolio                                                1 Year         5 Year         Inception       Inception Date
---------------------------------------------------------------------------------------------------------------------------
  Endeavor Asset Allocation...........................                                                   April 8, 1991
  T. Rowe Price Equity Income.........................                                                  January 3, 1995
  T. Rowe Price Growth Stock..........................                                                  January 3, 1995
  T. Rowe Price International Stock (2)...............                                                   April 8, 1991
  Endeavor Value Equity...............................                                                    May 27, 1993
  Endeavor Opportunity Value..........................                                                 November 18, 1996
  Endeavor Enhanced Index.............................                                                    May 1, 1997
  Dreyfus U.S. Government Securities..................                                                    May 4, 1994
  Dreyfus Small Cap Value (3).........................                                                    May 4, 1993
  Endeavor Select 50..................................                                                  February 2, 1998
  Endeavor High Yield.................................                                                    June 2, 1998
  Endeavor Janus Growth (4)...........................                                                  October 2, 1986
  Transamerica VIF Growth.............................                                                 February 26, 1969
  VIP Equity-Income...................................                                                  October 9, 1986
  VIP II Contrafund...................................                                                  January 3, 1995
  VIP III Growth Opportunities........................                                                  January 3, 1995
  VIP III Mid Cap.....................................                                                 December 28, 1998
  WRL Janus Global....................................                                                  December 3, 1992
  WRL Alger Aggressive Growth.........................                                                   March 1, 1994
  WRL NWQ Value Equity................................                                                    May 1, 1996
  WRL Goldman Sachs Growth............................                                                    May 3, 1999
  WRL T. Rowe Price Dividend Growth...................                                                    May 3, 1999
  WRL T. Rowe Price Small Cap.........................                                                    May 3, 1999
  WRL Salomon All Cap.................................                                                    May 3, 1999
  WRL Pilgrim Baxter Mid Cap Growth...................                                                    May 3, 1999
---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------
  +Ten Year Date
---------------------------------------------------------------------------------------------------------------------------

  (1) The calculation of total return performance for periods prior to inception of the subaccounts reflects deductions for the mortality and expense risk fee and administrative charge on a monthly basis, rather than a daily basis. The monthly deduction is made at the beginning of each month and generally approximates the performance that would have resulted if the subaccounts had actually been in existence since the inception of the portfolio.
  (2) This portfolio began operations on April 8, 1991, as the Global Growth Portfolio. However, effective January 1, 1995, Rowe Price-Fleming International, Inc. became the new adviser to the Global Growth Portfolio. The Portfolio's name changed to the T. Rowe Price International Stock Portfolio and the Portfolio's shareholders approved a change in investment objective from investments in small capitalization companies on a global basis to investments in a broad range of companies on an international basis (that is, non-U.S. companies).
  (3) Effective September 16, 1996, The Dreyfus Corporation became the adviser to the Dreyfus Small Cap Value Portfolio, formerly known as Quest for Value Small Cap Portfolio. The portfolio was previously advised by OpCap Advisors.
  (4) Effective April 30, 1999, shares of the WRL Janus Growth Portfolio were removed and replaced with shares of the Endeavor Janus Growth Portfolio. The Endeavor Janus Growth Portfolio has the same investment objectives, the same investment advisor (Janus Capital Corporation), and the same advisory fees as the WRL Janus Growth Portfolio. Performance prior to May 1, 1999 reflects performance of the annuity subaccount while it was invested in the WRL Growth Portfolio.

The figures for the "five year" and "from inception" periods in the above tables reflect waiver of advisory fees and reimbursement of other expenses for all portfolios except the T. Rowe Price Equity Income Portfolio and the T. Rowe Price Growth Stock Portfolio. In the absence of such waivers, the average annual total return figures above from the five year and from inception periods would have been lower.

                           HISTORICAL PERFORMANCE DATA
          THE TARGET STRATEGIES AND THE DOW JONES INDUSTRIAL AVERAGE(SM)

The total return for each target series subaccount will also reflect the manager's fee and other operating expenses.

Target Strategies--Performance Data

Certain aspects of the investment strategies can be demonstrated using historical data.

The following table contains three columns that show the performance of:

     Column One:         the Ten Highest Dividend Yielding Stocks Strategy
                         for the DJIA;

     Column Two:         Five Lowest Priced Stocks of the Ten Highest
                         Dividend Yielding Stocks Strategies in the DJIA; and

     Column Three:       the performance of the DJIA.

The returns shown in the following table and graphs are not guarantees of future performance and should not be used as predictors of returns to be expected in connection with a target series subaccount. Both stock prices (which may appreciate or depreciate) and dividends (which may be increased, reduced or eliminated) will affect the returns. Each strategy under performed its respective index in certain years. Accordingly, there can be no assurance that a target series subaccount will outperform its respective index over the life of a target series subaccount or over consecutive rollover periods, if available.

An investor in a target series subaccount would not necessarily realize as high a total return on an investment in the stocks upon which the hypothetical returns are based for the following reasons: the total return figures shown do not reflect brokerage commissions, target series subaccount expenses or taxes; the target series subaccounts are established at different times of the year; and the target series subaccounts may not be fully invested at all times or equally weighted in all stocks comprising a strategy. If the above-mentioned charges were reflected in the hypothetical returns, the returns would be lower than those presented here.


                                             COMPARISON OF TOTAL RETURN(2)

                                                                                                    Index
                                                        Strategy Total Returns                  Total Returns
                                                        ----------------------                  -------------
                                                                      5 Lowest Priced of
                                                                        the 10 Highest
                                             10 Highest Dividend           Dividend
Year                                          Yielding Stocks(1)      Yielding Stocks(1)            DJIA
----                                          ------------------      ------------------            ----
1975....................................          56.10%                  64.77%                  44.46%
1976....................................          35.18%                  40.96%                  22.80%
1977....................................          <1.95>%                  5.49%                 <12.91>%
1978....................................           0.03%                   1.23%                   2.66%
1979....................................          13.01%                   9.84%                  10.60%
1980....................................          27.90%                  41.69%                  21.90%
1981....................................           7.46%                   3.19%                  <3.61>%
1982....................................          27.12%                  43.37%                  26.85%
1983....................................          39.07%                  36.38%                  25.82%
1984....................................           6.22%                  11.12%                   1.29%
1985....................................          29.54%                  38.34%                  33.28%
1986....................................          35.63%                  30.89%                  27.00%
1987....................................           5.59%                  10.69%                   5.66%
1988....................................          24.57%                  21.47%                  16.03%
1989....................................          26.97%                  10.55%                  32.09%
1990....................................          <7.82>%                <15.74>%                 <0.73>%
1991....................................          34.20%                  62.03%                  24.19%
1992....................................           7.69%                  22.90%                   7.39%
1993....................................          27.08%                  34.01%                  16.87%
1994....................................           4.21%                   8.27%                   5.03%
1995....................................          36.85%                  30.50%                  36.67%
1996....................................          28.35%                  26.20%                  28.71%
1997....................................          21.68%                  19.97%                  24.82%
1998....................................          10.59%                  12.36%                  18.03%
1999....................................

-----------------------------------
(1) The Ten Highest Dividend Yielding Stocks and the Five Lowest Priced Stocks of the Ten Highest Dividend Yielding Stocks in the DJIA for any given period were selected by ranking the dividend yields for each of the stocks in the index, as of the beginning of the period, and dividing by the stock's market value on the first trading day on the exchange where that stock principally trades in the given period.

(2) Total Return represents the sum of the percentage change in market value of each group of stocks between the first trading day of a period and the total dividends paid on each group of stocks during the period divided by the opening market value of each group of stocks as of the first trading day of a period. Total Return does not take into consideration any sales charges, commissions, expenses or taxes. Total Return dividends are reinvested semi-annually and all returns are stated in terms of the United States dollar. Based on the year-by-year returns contained in the table, over the twenty-five years listed above, the Ten Highest Dividend Yielding Stocks in the DJIA achieved an average annual total return of _____%, while the Five Lowest Priced Stocks of the Ten Highest Dividend Yielding Stocks in the DJIA achieved an average annual total return of _____%. In addition, over this period, the individual strategies achieved a greater average annual total return than that of the DJIA, which was _____%. Although each target series subaccount seeks to achieve a better performance than the index as a whole, there can be no assurance that a target series subaccount will achieve a better performance.

The performance shown for the strategies does not guarantee future success, nor should it be used as a predictor of returns. The Dow/SM/ Target 5 strategy and The Dow/SM/ Target 10 strategy under-performed the DJIA in 8 and 9, respectively, of the 25 years shown. There can be no assurance that the strategies will outperform a given index over any time period, or that they will have positive results. They have the potential for loss.

The results of the strategies do not represent actual investment advice of First Trust Advisors L.P. or any actual trading using client assets. They were achieved by the retroactive application of a model designed with the benefit of hindsight and should not be considered indicative of the competence or skill of First Trust Advisors L.P. In addition, the strategy results do not reflect the impact material, economic, and market factors might have had on First Trust Advisors L.P.'s decision making, if First Trust Advisors L.P. had actually managed client money during the period indicated.

First Trust Advisors L.P. advisory services, though currently offered for the strategies, were not offered during the entire 25 year period since First Trust Advisors L.P. was found in 1991, and began supervising unit investment trusts invested in the strategies in 1994. First Trust Advisors L.P.'s investment advisory clients have received results different from that set forth above.

Past Performance of the DJIA




                          [INSERT "prodjia" CHART HERE]

  (The numbers will need to be inserted on the EDGAR version ONLY for filing purposes.)



The chart above represents past performance of the DJIA, the Ten Highest Dividend Yielding DJIA Stocks and the Five Lowest Priced Stocks of the Ten Highest Yielding DJIA Stocks (but not The Dow/SM/ Target 10 Subaccount or The Dow/SM/ Target 5 Subaccount) from January 1, 1974 through December 31, 1999 and should not be considered indicative of future results. Further, these results are hypothetical. The chart assumes that all dividends during a year are reinvested semi-annually and does not reflect sales charges, commissions, expenses or taxes. There can be no assurance that either The Dow/SM/ Target 10 Subaccount or The Dow/SM/ Target 5 Subaccount will outperform the DJIA.

Investors should not rely on the preceding financial information as an indication of the past or future performance of the target series subaccounts.

Standardized Performance Data

PFL may advertise historical total returns for the target series subaccounts. These figures will be calculated according to standardized methods prescribed by the SEC. They will be based on historical earnings and are not intended to indicate future performance.

The total return calculations for a target series subaccount do not reflect the effect of any premium taxes that may be applicable to a particular policy. To the extent that any or all of a premium tax is applicable to a particular policy, the total return of that policy will be reduced. For additional information regarding total returns calculated using the standard formats briefly summarized above, please refer to the SAI.

Non-Standardized Performance Data

PFL may also advertise or disclose average annual total return or other performance data in non-standard formats for a target series subaccount. The non-standardized data may assume that the policy remains in force. The non-standard performance data may make other assumptions such as the amount invested in a target series subaccount, differences in time periods to be shown, or the effect of partial withdrawals or annuity payments and may also make other assumptions.

All non-standardized performance data will be advertised only if the standardized performance data is also disclosed. For additional information regarding the calculation of other performance data, please refer to the SAI.

                      STATEMENT OF ADDITIONAL INFORMATION

                            ACCESS VARIABLE ANNUITY

                                Issued through

                      PFL LIFE VARIABLE ANNUITY ACCOUNT D

                                  Offered by

                          PFL LIFE INSURANCE COMPANY

                           4333 Edgewood Road, N.E.
                         Cedar Rapids, Iowa 52499-0001

This statement of additional information expands upon subjects discussed in the current prospectus for the Access Variable Annuity offered by PFL Life Insurance
Company. You may obtain a copy of the prospectus dated            , 2000 by
calling 1-800-525-6205, or by writing to the Administrative and Service Office, Financial Markets Division--Variable Annuity Dept., 4333 Edgewood Road, N.E., Cedar Rapids, Iowa 52499-0001. Terms used in the current prospectus for the variable annuity are incorporated in this Statement of Additional Information.

This Statement of Additional Information (SAI) is not a prospectus and should be read only in conjunction with the prospectuses for the policy, the target account, the mutual fund account, and the underlying fund portfolios.

Dated:                , 2000

                               TABLE OF CONTENTS

                                                                            Page
                                                                            ----

GLOSSARY OF TERMS ..........................................................
THE POLICY--GENERAL PROVISIONS .............................................
    Owner ..................................................................
    Entire Contract ........................................................
    Misstatement of Age or Sex .............................................
    Addition, Deletion or Substitution of Investments ......................
    Excess Interest Adjustment .............................................
    Reallocation of Policy Values After the Annuity Commencement Date ......
    Annuity Payment Options ................................................
    Death Benefit ..........................................................
    Death of Owner .........................................................
    Assignment .............................................................
    Evidence of Survival ...................................................
    Non-Participating ......................................................
    Amendments .............................................................
    Employee and Agent Purchases ...........................................
CERTAIN FEDERAL INCOME TAX CONSEQUENCES ....................................
    Tax Status of the Policy ...............................................
    Taxation of PFL ........................................................
INVESTMENT EXPERIENCE ......................................................
    Accumulation Units .....................................................
    Annuity Unit Value and Annuity Payment Rates ...........................
FAMILY INCOME PROTECTOR--ADDITIONAL INFORMATION ............................
HISTORICAL PERFORMANCE DATA ................................................
    Money Market Yields ....................................................
    Other Subaccount Yields ................................................
    Total Returns ..........................................................
    Other Performance Data .................................................
    Adjusted Historical Performance Data--The Mutual Fund Account ..........
THE TARGET ACCOUNT .........................................................
    What is the Investment Strategy? .......................................
    Determination of Unit Value; Valuation of Securities ...................
    The Board of Managers ..................................................
    The Investment Advisory Services .......................................
    The Manager ............................................................
    Operating Expenses .....................................................
    Transfer Agent and Custodian ...........................................
    Brokerage Allocation ...................................................
    Investment Restrictions ................................................
    Fundamental Policies ...................................................
    Operating Policies .....................................................
    Options and Futures Strategies .........................................
    Securities Lending .....................................................
    Tax Limitation .........................................................
PUBLISHED RATINGS ..........................................................
STATE REGULATION OF PFL ....................................................
ADMINISTRATION .............................................................
RECORDS AND REPORTS ........................................................
DISTRIBUTION OF THE POLICIES ...............................................
VOTING RIGHTS ..............................................................
    The Mutual Fund Account ................................................
    The Target Account .....................................................
OTHER PRODUCTS .............................................................
CUSTODY OF ASSETS ..........................................................
LEGAL MATTERS ..............................................................

INDEPENDENT AUDITORS .......................................................
OTHER INFORMATION ..........................................................
FINANCIAL STATEMENTS .......................................................

                               GLOSSARY OF TERMS

Accumulation Unit--An accounting unit of measure used in calculating the policy value in the mutual fund account and the target account before the annuity commencement date.

Adjusted Policy Value--An amount equal to the policy value increased or decreased by any excess interest adjustments.

Administrative and Service Office--Financial Markets Division--Variable Annuity Dept., PFL Life Insurance Company, 4333 Edgewood Road, N.E., Cedar Rapids, Iowa 52499-0001.

Annual Stock Selection Date--The last business day of a specified 12-month period.

Annuitant--The person during whose life any annuity payments involving life contingencies will continue.

Annuity Commencement Date-- The date upon which annuity payments are to commence. This date may be any date at least thirty days after the policy date and may not be later than the last day of the policy month starting after the annuitant attains age 85, except as expressly allowed by PFL. In no event will this date be later than the last day of the month following the month in which the annuitant attains age 95.

Annuity Payment Option--A method of receiving a stream of annuity payments selected by the owner.

Annuity Unit--An accounting unit of measure used in the calculation of the amount of the second and each subsequent variable annuity payment.

Beneficiary--The person who has the right to the death benefit set forth in the policy.

Business Day--A day when the New York Stock Exchange is open for business.

Cash Value-- The policy value increased or decreased by an excess interest adjustment, less the annual service charge, and less any applicable premium taxes and family income protector rider fee.

Code--The Internal Revenue Code of 1986, as amended.

DJIA--The Dow Jones Industrial Average(SM). Thirty stocks chosen by the editors of "The Wall Street Journal" as representative of the broad market and of American industry.

Enrollment form--A written application, order form, or any other information received electronically or otherwise upon which the policy is issued and/or is reflected on the data or specifications page.

Excess Interest Adjustment--A positive or negative adjustment to amounts withdrawn upon partial withdrawals, full surrenders or transfers, from the guaranteed period options, or to amounts applied to annuity payment options. The adjustment reflects changes in the interest rates declared by PFL since the date any payment was received by, or an amount was transferred to, the guaranteed period option. The excess interest adjustment can either decrease or increase the amount to be received by the owner upon full surrender or commencement of annuity payments, depending upon whether there has been an increase or decrease in interest rates, respectively.

Fixed Account--One or more investment choices under the policy that are part of the general assets of PFL and which are not in the separate accounts.

Guaranteed Period Options--The various guaranteed interest rate periods of the fixed account, which may be offered by PFL, into which premiums may be paid or amounts may be transferred.

Initial Stock Selection Date--The date is June 30, 1998 for the July Series. The date is December 31, 1998 for the January Series.

Mutual Fund Account--PFL Life Variable Annuity Account D, a separate account established and registered as a unit investment trust under the Investment Company Act of 1940, as amended, to which premium payments under the policies may be allocated.

Mutual Fund Subaccount--A subdivision within the mutual fund account, the assets of which are invested in specified portfolios of the underlying funds.

Nonqualified Policy--A policy other than a qualified policy.

Owner--Depending upon the state of issue, owner means either:
 .    the individual or entity that owns a certificate under a group contract; or
 .    the individual or entity that owns an individual policy.

Participant--A person who makes premium payments or for whom premium payments are made under the policy.

Policy--Depending upon the state of issue, policy means either:
 .    the individual certificate under a group contract; or
 .    the individual policy.

Policy Value--On or before the annuity commencement date, the policy value is equal to the owner's:
 .    premium payments; minus
 .    partial withdrawals (including any applicable excess interest adjustments on such withdrawals); plus
 .    interest credited in the fixed account; plus or minus
 .    accumulated gains or losses in the mutual fund account and the target account; minus
 .    service charges, premium taxes, rider fees, and transfer fees, if any.

Policy Year--A policy year begins on the date in which the policy becomes effective and on each anniversary thereof.

Premium Payment--An amount paid to PFL by the owner or on the owner's behalf as consideration for the benefits provided by the policy.

Qualified Policy--A policy issued in connection with retirement plans that qualify for special federal income tax treatment under the Code.

Service Charge--An annual charge on each policy anniversary (and a charge at the time of surrender during any policy year) for policy maintenance and related administrative expenses. This annual charge is $30, but will not exceed 2% of the policy value.

Successor Owner--A person appointed by the owner to succeed to ownership of the policy in the event of the death of the owner who is not the annuitant before the annuity commencement date.

Target Account--A separate account established and registered as a management investment company under the 1940 Act to which premium payments under the policies may be allocated.

Target Series Subaccount--A subdivision within the target account, the assets of which are invested in common stocks selected according to a specified investment strategy, with a specific stock selection date.

Valuation Period--The period of time from one determination of accumulation unit values and annuity unit values to the next subsequent determination of values. Such determination shall be made on each business day.

Variable Annuity Payments--Payments made pursuant to an annuity payment option which fluctuate as to dollar amount or payment term in relation to the investment performance of the specified subaccounts within the mutual fund account or the target account.

Written Notice or Written Request--Written notice, signed by the owner, that gives PFL the information it requires and is received at the administrative and service office. For some transactions, PFL may accept an electronic notice such as telephone instructions. Such electronic notice must meet the requirements PFL establishes for such notices.

In order to supplement the description in the prospectus, the following provides additional information about PFL and the policy, which may be of interest to a prospective purchaser. Words printed in italics in this SAI are defined in the Glossary of Terms, beginning on page 4.

                        THE POLICY--GENERAL PROVISIONS

Owner

The policy shall belong to the owner upon issuance of the policy after completion of an enrollment form and delivery of the initial premium payment. While the annuitant is living, the owner may: (1) assign the policy; (2) surrender the policy; (3) amend or modify the policy with PFL's consent; (4) receive annuity payments or name a payee to receive the payments; and (5) exercise, receive and enjoy every other right and benefit contained in the policy. The exercise of these rights may be subject to the consent of any assignee or irrevocable beneficiary, and of your spouse in a community or marital property state.

Unless PFL has been notified of a community or marital property interest in the policy, it will rely on its good faith belief that no such interest exists and will assume no responsibility for inquiry.

A successor owner can be named in the enrollment form, information provided in lieu thereof, or in a written notice. The successor owner will become the new owner upon your death, if you predecease the annuitant. If no successor owner survives you and you predecease the annuitant, your estate will become the owner.

Note Carefully. If the owner does not name a contingent owner, the owner's
--------------
estate will become the new owner. If no probate estate is opened because the owner has precluded the opening of a probate estate by means of a trust or other instrument, unless PFL has received written notice of the trust as a successor owner signed prior to the owner's death, that trust may not exercise ownership rights to the policy. It may be necessary to open a probate estate in order to exercise ownership rights to the policy if no contingent owner is named in a written notice received by PFL.

The owner may change the ownership of the policy in a written notice. When this change takes effect, all rights of ownership in the policy will pass to the new owner. A change of ownership may have tax consequences.

When there is a change of owner or successor owner, the change will not be effective until it is recorded in our records. Once recorded, it will take effect as of the date the owner signs the written notice, subject to any payment PFL has made or action PFL has taken before recording the change. Changing the owner or naming a new successor owner cancels any prior choice of successor owner, but does not change the designation of the beneficiary or the annuitant.

If ownership is transferred (except to the owner's spouse) because the owner dies before the annuitant, the cash value generally must be distributed to the successor owner within five years of the owner's death, or payments must be made for a period certain or for the successor owner's lifetime so long as any period certain does not exceed that successor owner's life expectancy, if the first payment begins within one year of your death.

Entire Contract

The policy, any endorsements thereon, the enrollment form, or information provided in lieu thereof constitute the entire contract between PFL and the owner. All statements in the enrollment form are representations and not warranties. No statement will cause the policy to be void or to be used in defense of a claim unless contained in the enrollment form or information provided in lieu thereof.

Misstatement of Age or Sex

If the age or sex of the annuitant or owner has been misstated, PFL will change the annuity benefit payable to that which the premium payments would have purchased for the correct age or sex. The dollar amount of any underpayment made by PFL shall be paid in full with the next payment due such person or the beneficiary. The dollar amount of any overpayment made by PFL due to any misstatement shall be deducted from payments subsequently accruing to such person or beneficiary. Any underpayment or overpayment will include interest at 5% per year, from the date of the wrong payment to the date of the adjustment. The age of the annuitant or owner may be established at any time by the submission of proof satisfactory to PFL.

Addition, Deletion, or Substitution of Investments

PFL cannot and does not guarantee that any of the mutual fund subaccounts or target series subaccounts will always be available for premium payments, allocations, or transfers. PFL retains the right, subject to any applicable law, to make certain changes in the mutual fund account and its investments. PFL reserves the right to eliminate the shares of any portfolio held by a mutual fund subaccount and to substitute shares of another portfolio of the underlying funds, or of another registered open-end management investment company for the shares of any portfolio, if the shares of the portfolio are no longer available for investment or if, in PFL's judgment, investment in any portfolio would be inappropriate in view of the purposes of the mutual fund account. To the extent required by the Investment Company Act of 1940, (the "1940 Act"), as amended, substitutions of shares attributable to your interest in a mutual fund subaccount will not be made without prior notice to you and the prior approval of the Securities and Exchange Commission ("SEC"). PFL retains the right, subject to any applicable law, to make certain changes in the target account and its investments. PFL reserves the right to eliminate a target series subaccount if, in PFL's judgment, investment in any target series subaccount would be inappropriate in view of the purposes of the policy or for any other reason. Nothing contained herein shall prevent the mutual fund account from purchasing other securities for other series or classes of variable annuities, or from effecting an exchange between series or classes of variable annuities on the basis of your requests.

New subaccounts may be established when, in the sole discretion of PFL, marketing, tax, investment or other conditions warrant. Any new subaccounts may be made available to existing owners on a basis to be determined by PFL. Each additional subaccount will purchase shares in a mutual fund portfolio, other investment vehicle, or, in the case of the target account, in shares of common stock. PFL may also eliminate one or more subaccounts if, in its sole discretion, marketing, tax, investment or other conditions warrant such change. In the event any subaccount is eliminated, PFL will notify you and request a reallocation of the amounts invested in the eliminated subaccount. If no such reallocation is provided by you, PFL will reinvest the amounts in the subaccount that invests in the Endeavor Money Market Portfolio (or in a similar portfolio of money market instruments), in another subaccount, or in the fixed account, if appropriate.

In the event of any such substitution or change, PFL may, by appropriate endorsement, make such changes in the policy as may be necessary or appropriate to reflect such substitution or change. Furthermore, if deemed to be in the best interests of persons having voting rights under the policies, the mutual fund account may be (i) operated as a management company under the 1940 Act or any other form permitted by law, (ii) deregistered under the 1940 Act in the event such registration is no longer required or (iii) combined with one or more other mutual fund accounts, and the target account may be (i) operated in any form permitted by law, (ii) deregistered under the 1940 Act in the event such registration is no longer required or (iii) combined with one or more other managed accounts. To the extent permitted by applicable law, PFL also may transfer the assets of the mutual fund account or the target account associated with the policies to another account or accounts.

Excess Interest Adjustment

Money that you withdraw from, transfer out of, or applied to an annuity payment option from a guaranteed period option of the fixed account before the end of its guaranteed period (the number of years you specified the money would remain in the guaranteed period option) may be subject to an excess interest adjustment. At the time you request a withdrawal, if interest rates PFL set have risen since the date of the initial guarantee, the excess interest adjustment will result in a lower policy value. However, if interest rates have fallen since the date of the initial guarantee, the excess interest adjustment will result in a higher policy value.

Excess interest adjustments will not reduce the adjusted policy value for a guaranteed period option below the premium payments and transfers to that guaranteed period option, less any prior partial withdrawals and transfers from the guaranteed period option, plus interest at the policy's minimum guaranteed effective annual interest rate of 3%. This is referred to as the EIA floor.

The formula that will be used to determine the excess interest adjustment is:

                                S* (G-C)* (M/12)

S = Gross amount being withdrawn that is subject to the excess interest adjustment
G = Guaranteed Interest Rate in effect for the policy
C = Current Guaranteed Interest Rate then being offered on new premiums for the next longer option period than "M". If this policy or such an option period is no longer offered, "C" will be the U.S. Treasury rate for the next longer maturity (in whole years) than "M" on the 25th day of the previous calendar month, plus up to 2%.
M = Number of months remaining in the current option period, rounded up to the next higher whole number of months.

*    multiplication
/\   exponentiation

                 Example 1 (Surrender, rates increase by 3%):

Single Premium:                                              $50,000
------------------------------------------------------------------------------------------------------------------------
Guarantee Period:                                            5 years
------------------------------------------------------------------------------------------------------------------------
Guarantee Rate:                                              5.50% per annum
------------------------------------------------------------------------------------------------------------------------
Surrender:                                                   middle of policy year 3
------------------------------------------------------------------------------------------------------------------------
Policy Value at middle of Policy Year 3                      = 50,000* (1.055) 2.5 = 57,161.18
------------------------------------------------------------------------------------------------------------------------
Penalty Free Amount at middle of Policy Year 3               = 50,000* .10 = 5,000.00
------------------------------------------------------------------------------------------------------------------------
Amount Subject to excess interest adjustment                 = 57,161.18-5,000.00 = 52,161.18
------------------------------------------------------------------------------------------------------------------------
Excess Interest Adjustment Floor                             = 50,000* (1.03) 2.5 = 53,834.80
------------------------------------------------------------------------------------------------------------------------
Excess Interest Adjustment
G = .055
C = .085
M = 30
------------------------------------------------------------------------------------------------------------------------
Excess Interest Adjustment                                   = S* (G-C)* (M/12)
                                                             = 52,161.18* (.055-.085)* (30/12)
                                                             = -3,912.09, but excess interest adjustment
                                                             cannot cause the adjusted policy value to fall
                                                             below the excess interest adjustment floor, so the
                                                             adjustment is limited to 53,834.80-57,161.18
                                                             = -3,326.38
------------------------------------------------------------------------------------------------------------------------
Adjusted Policy Value                                        = policy value + excess interest adjustment
                                                             = 57,161.18 + (-3,326.38)
                                                             = 53,834.80
------------------------------------------------------------------------------------------------------------------------
Cash Value at middle of Policy Year 3                        = 53,834.80
------------------------------------------------------------------------------------------------------------------------

                 Example 2 (Surrender, rates decrease by 1%):

Single Premium:                                              $50,000
------------------------------------------------------------------------------------------------------------------------
Guarantee Period:                                            5 Years
------------------------------------------------------------------------------------------------------------------------
Guarantee Rate:                                              5.50% per annum
------------------------------------------------------------------------------------------------------------------------
Surrender:                                                   middle of policy year 3
------------------------------------------------------------------------------------------------------------------------
Policy Value at middle of Policy Year 3                      = 50,000* (1.055) 2.5 = 57,161.18
------------------------------------------------------------------------------------------------------------------------
Penalty Free Amount at middle of Policy Year 3               = 50,000* .10 = 5,000
------------------------------------------------------------------------------------------------------------------------
Amount Subject to Excess Interest Adjustment                 = 57,161.18-5,000 = 52,161.18
------------------------------------------------------------------------------------------------------------------------
Excess Interest Adjustment Floor                             = 50,000* (1.03) 2.5 = 53,834.80
------------------------------------------------------------------------------------------------------------------------
Excess Interest Adjustment
G = .055
C = .045
M = 30
------------------------------------------------------------------------------------------------------------------------
Excess Interest Adjustment                                   = S* (G-C)* (M/12)
                                                             = 52,161.18 * (.055-.045)* (30/12)
                                                             = 1,304.03
------------------------------------------------------------------------------------------------------------------------
Adjusted Policy Value                                        = 57,161.18 + 1,304.03 = 58,465.21
------------------------------------------------------------------------------------------------------------------------
Cash Value at middle of Policy Year 3                        = 58,465.21
------------------------------------------------------------------------------------------------------------------------

On a partial withdrawal, PFL will pay the owner the full amount of withdrawal requested (as long as the policy value is sufficient). Amounts withdrawn will reduce the policy value by an amount equal to:

                                     R - E

R  =  the requested partial withdrawal;
E  =  the excess interest adjustment.

             Example 3 (Partial Withdrawal, rates increase by 1%):

Single Premium:                                              $50,000
------------------------------------------------------------------------------------------------------------------------
Guarantee Period:                                            5 Years
------------------------------------------------------------------------------------------------------------------------
Guarantee Rate:                                              5.50% per annum
------------------------------------------------------------------------------------------------------------------------
Partial Withdrawal:                                          $20,000; middle of policy year 3
------------------------------------------------------------------------------------------------------------------------
Policy Value at middle of Policy Year 3                      = 50,000* (1.055) 2.5 = 57,161.18
------------------------------------------------------------------------------------------------------------------------
Penalty Free Amount at middle of Policy Year 3               = 50,000* .10 = 5,000
------------------------------------------------------------------------------------------------------------------------
Excess Interest Adjustment
  S   = 20,000-5,000 = 15,000
  G   = .055
  C   = .065
  M   = 30
  E   = 15,000* (.055-.065)* (30/12) = -375
------------------------------------------------------------------------------------------------------------------------
Remaining Policy Value at middle of Policy Year 3            = 57,161.18-(R-E)
                                                             = 57,161.18- (20,000-375)
                                                             = 36,786.18
------------------------------------------------------------------------------------------------------------------------

             Example 4 (Partial Withdrawal, rates decrease by 1%):

Single Premium:                                              $50,000
------------------------------------------------------------------------------------------------------------------------
Guarantee Period:                                            5 Years
------------------------------------------------------------------------------------------------------------------------
Guarantee Rate:                                              5.50% per annum
------------------------------------------------------------------------------------------------------------------------
Partial Withdrawal:                                          $20,000; middle of policy year 3
------------------------------------------------------------------------------------------------------------------------
Policy Value at middle of Policy Year 3                      = 50,000* (1.055) 2.5 = 57,161.18
------------------------------------------------------------------------------------------------------------------------
Penalty Free Amount at middle of Policy Year 3               = 50,000* .10 = 5,000
------------------------------------------------------------------------------------------------------------------------
Excess Interest Adjustment
  S   = 20,000-5,000 = 15,000
  G   = .055
  C   = .045
  M   = 30
  E   = 15,000* (.055-.045)* (30/12) = 375
------------------------------------------------------------------------------------------------------------------------
Remaining Policy Value at middle of Policy Year 3            = 57,161.18-(R-E)
                                                             = 57,161.18-(20,000-375)
                                                             = 37,536.18
------------------------------------------------------------------------------------------------------------------------

Reallocation of Policy Values After the Annuity Commencement Date

After the annuity commencement date, you may reallocate the value of a designated number of annuity units of a mutual fund subaccount or of a target series subaccount then credited to a policy into an equal value of annuity units of one or more other mutual fund subaccounts, target series subaccounts, or the fixed account. The reallocation shall be based on the relative value of the annuity units of the account(s) or subaccount(s) at the end of the business day on the next payment date. The minimum amount which may be reallocated is the lesser of (1) $10 of monthly income or (2) the entire monthly income of the annuity units in the account or subaccount from which the transfer is being made. If the monthly income of the annuity units remaining in an account or subaccount after a reallocation is less than $10, PFL reserves the right to include the value of those annuity units as part of the transfer. The request must be in writing to PFL's administrative and service office. There is no charge assessed in connection with such reallocation. PFL reserves the right to limit the number of times a reallocation of annuity units may be made in any given policy year.

After the annuity commencement date, no transfers may be made from the fixed account to the mutual fund account.

Annuity Payment Options

During the lifetime of the annuitant and prior to the annuity commencement date, the owner may choose an annuity payment option or change the election, but written notice of any election or change of election must be received by PFL at its administrative and service office at least thirty (30) days prior to the annuity commencement date. If no election is made prior to the annuity commencement date, annuity payments will be made under (i) Payment Option 3, life income with level payments for 10 years certain, using the existing adjusted policy value of the fixed account, or (ii) under Payment Option 3, life income with variable payments for 10 years certain using the existing policy value of the mutual fund account or the target account, or (iii) in a combination of (i) and (ii).

The person who elects an annuity payment option can also name one or more successor payees to receive any unpaid amount PFL has at the death of a payee. Naming these payees cancels any prior choice of a successor payee.

A payee who did not elect the annuity payment option does not have the right to advance or assign payments, take the payments in one sum, or make any other change. However, the payee may be given the right to do one or more of these things if the person who elects the option tells PFL in writing and PFL agrees.

Variable Payment Options.  The dollar amount of the first variable annuity
-------------------------
payment will be determined in accordance with the annuity payment rates set forth in the applicable table contained in the policy. The tables are based on a 5% effective annual Assumed Investment Return and the "1983 Table a" (male, female, and unisex if required by law) mortality table improved to the year 2000 with projection Scale G. ("The 1983 Table a" mortality rates are adjusted based on improvements in mortality since 1983 to more appropriately reflect increased longevity. This is accomplished using a set of improvement factors referred to as projection scale G.) The dollar amount of additional variable annuity payments will vary based on the investment performance of the subaccount(s) of the mutual fund account and the target account selected by the annuitant or beneficiary.

Determination of the First Variable Payment. The amount of the first variable
-------------------------------------------
payment depends upon the sex (if consideration of sex is allowed under state law) and adjusted age of the annuitant. The adjusted age is the annuitant's actual age nearest birthday, on the annuity commencement date, adjusted as follows:

          Annuity Commencement Date      Adjusted Age
          -------------------------      ------------
          Before 2001                    Actual Age
          2001-2010                      Actual Age minus 1
          2011-2020                      Actual Age minus 2
          2021-2030                      Actual Age minus 3
          2031-2040                      Actual Age minus 4
          After 2040                     Actual Age minus 5

This adjustment assumes an increase in life expectancy, and therefore it results in lower payments than without such an adjustment.

Determination of Additional Variable Payments. All variable annuity payments
----------------------------------------------
other than the first are calculated using annuity units and are credited to the policy. The number of annuity units to be credited in respect of a particular subaccount is determined by dividing that portion of the first variable annuity payment attributable to that subaccount by the annuity unit value of that subaccount on the annuity commencement date. The number of annuity units of each particular subaccount credited to the policy then remains fixed, assuming no transfers to or from that subaccount occur. The dollar value of variable annuity units in the chosen subaccount will increase or decrease reflecting the investment experience of the chosen subaccount. The dollar amount of each variable annuity payment after the first may increase, decrease or remain constant. This amount is equal to the sum of the amounts determined by multiplying the number of annuity units of each particular subaccount credited to the policy by the annuity unit value for the particular subaccount as of the first business day of each month.

Death Benefit

Adjusted Partial Withdrawal. The amount of your guaranteed minimum death benefit
----------------------------
is reduced due to a partial withdrawal called the adjusted partial withdrawal. The reduction amount depends on the relationship between your guaranteed minimum death benefit and policy value. The adjusted partial withdrawal is equal to (1) multiplied by (2), where:
     (1) is the gross partial withdrawal, where gross partial withdrawal = requested withdrawal-excess interest adjustment; and
     (2) is the adjustment factor = current death benefit prior to the withdrawal divided by the current policy value prior to the withdrawal.

The following examples describe the effect of a withdrawal on the guaranteed minimum death benefit and policy value.

----------------------------------------------------------------------------------------------------------------
                                   Example 1
                          (Assumed Facts for Example)
----------------------------------------------------------------------------------------------------------------
 $75,000  current guaranteed minimum death benefit before withdrawal
----------------------------------------------------------------------------------------------------------------
 $50,000  current policy value before withdrawal
----------------------------------------------------------------------------------------------------------------
 $75,000  current death benefit (larger of policy value and guaranteed minimum death benefit)
----------------------------------------------------------------------------------------------------------------
 $15,000  requested withdrawal
----------------------------------------------------------------------------------------------------------------
 $40,000  cumulative premium payments
----------------------------------------------------------------------------------------------------------------
                                    (Results)
----------------------------------------------------------------------------------------------------------------
 $   100  excess interest adjustment (assumes interest rates have decreased since initial guarantee)
----------------------------------------------------------------------------------------------------------------
 $14,900  reduction in policy value = 15,000-100 = 14,900
----------------------------------------------------------------------------------------------------------------
 $22,350  adjusted partial withdrawal = 14,900 * (75,000/50,000)
----------------------------------------------------------------------------------------------------------------
 $52,650  New guaranteed minimum death benefit (after withdrawal) = 75,000-22,350
----------------------------------------------------------------------------------------------------------------
 $35,100  New policy value (after withdrawal) = 50,000-14,900
----------------------------------------------------------------------------------------------------------------

Summary:
--------
Reduction in guaranteed minimum death benefit                 = $22,350
Reduction in policy value                                     = $14,900

Note, guaranteed minimum death benefit is reduced more than the policy value since the guaranteed minimum death benefit was greater than the policy value just prior to the withdrawal.

----------------------------------------------------------------------------------------------------------------
                                    Example 2
                           (Assumed Facts for Example)
----------------------------------------------------------------------------------------------------------------
 $50,000  current guaranteed minimum death benefit before withdrawal
----------------------------------------------------------------------------------------------------------------
 $75,000  current policy value before withdrawal
----------------------------------------------------------------------------------------------------------------
 $75,000  current death benefit (larger of policy value and guaranteed minimum death benefit)
----------------------------------------------------------------------------------------------------------------
 $15,000  requested withdrawal
----------------------------------------------------------------------------------------------------------------
 $60,000  cumulative premium payments
----------------------------------------------------------------------------------------------------------------
                                    (Results)
----------------------------------------------------------------------------------------------------------------
 $ - 100  excess interest adjustment (assumes interest rates have increased since initial guarantee)
----------------------------------------------------------------------------------------------------------------
 $15,100  reduction in policy value = 15,000-(-100) = 15,100
----------------------------------------------------------------------------------------------------------------
 $15,100  adjusted partial withdrawal = 15,100 * (75,000/75,000)
----------------------------------------------------------------------------------------------------------------
 $34,900  New guaranteed minimum death benefit (after withdrawal) = 50,000-15,100
----------------------------------------------------------------------------------------------------------------
 $59,900  New policy value (after withdrawal) = 75,000-15,100
----------------------------------------------------------------------------------------------------------------

Summary:
--------
Reduction in guaranteed minimum death benefit                = $15,100
Reduction in policy value                                    = $15,100

Note, the guaranteed minimum death benefit and policy value are reduced by the same amount since the policy value was higher than the guaranteed minimum death benefit just prior to the withdrawal.

Due proof of death of the annuitant is proof that the annuitant that is the
owner died prior to the commencement of annuity payments.   A certified copy of
a death certificate, a certified copy of a decree of a court of competent jurisdiction as to the finding of death, a written statement by the attending physician, or any other proof satisfactory to PFL will constitute due proof of death. Upon receipt of this proof and an election of a method of settlement and return of the policy, the death benefit generally will be paid within seven days, or as soon thereafter as PFL has sufficient information about the beneficiary to make the payment. The beneficiary may receive the amount payable in a lump sum cash benefit, or, subject to any limitation under any state or federal law, rule, or regulation, under one of the annuity payment options described above, unless a settlement agreement is effective at the death of the owner preventing such election.

If the annuitant was the owner, and the beneficiary was not the annuitant's spouse, the death benefit must (1) be distributed within five years of the date of the deceased owner's death, or (2) payments under an annuity payment option must begin no later than one year after the deceased owner's death and must be made for the beneficiary's lifetime or for a period certain (so long as any period certain does not exceed the beneficiary's life expectancy). Death proceeds which are not paid to or for the benefit of a natural person, must be distributed within five years of the date of the deceased owner's death. If the sole beneficiary is the deceased owner's surviving spouse, such spouse may elect to continue the policy as the new annuitant and owner instead of receiving the death benefit.

If the annuitant is not the owner, and the owner dies prior to the annuity commencement date, a successor owner may surrender the policy at any time for the amount of the adjusted policy value. If the successor owner is not the deceased owner's spouse, however, the adjusted policy value must be distributed:
(1) within five years after the date of the deceased owner's death, or (2) payments under an annuity payment option must begin no later than one year after the deceased owner's death and must be made for the successor owner's lifetime or for a period certain (so long as any period certain does not exceed the successor owner's life expectancy).

Beneficiary. The beneficiary designation in the enrollment form will remain in
------------
effect until changed. The owner may change the designated beneficiary by sending written notice to PFL. The beneficiary's consent to such change is not required unless the beneficiary was irrevocably designated or law requires consent. (If an irrevocable beneficiary dies, the owner may then designate a new beneficiary.) The change will take effect as of the date the owner signs the written notice, whether or not the owner is living when the notice is received by PFL. PFL will not be liable for any payment made before the written notice is received. If more than one beneficiary is designated, and the owner fails to specify their interests, they will share equally.

Death of Owner

Federal tax law requires that if any owner (including any joint owner or any successor owner who has become a current owner) dies before the annuity commencement date, then the entire value of the policy must generally be distributed within five years of the date of death of such owner. Certain rules apply where (1) the spouse of the deceased owner is the sole beneficiary, (2) the owner is not a natural person and the primary annuitant dies or is changed, or (3) any owner dies after the annuity commencement date. See "Certain Federal Income Tax Consequences" for more information about these rules. Other rules may apply to qualified policies.

Assignment

During the lifetime of the annuitant you may assign any rights or benefits provided by the policy if your policy is a nonqualified policy. An assignment will not be binding on PFL until a copy has been filed at its administrative and service office. Your rights and benefits and those of the beneficiary are subject to the rights of the assignee. PFL assumes no responsibility for the validity or effect of any assignment. Any claim made under an assignment shall be subject to proof of interest and the extent of the assignment. An assignment may have tax consequences.

Unless you so direct by filing written notice with PFL, no beneficiary may assign any payments under the policy before they are due. To the extent permitted by law, no payments will be subject to the claims of any beneficiary's creditors.

Ownership under qualified policies is restricted to comply with the Code.

Evidence of Survival

PFL reserves the right to require satisfactory evidence that a person is alive if a payment is based on that person being alive. No payment will be made until PFL receives such evidence.

Non-Participating

The policy will not share in PFL's surplus earnings; no dividends will be paid.

Amendments

No change in the policy is valid unless made in writing by PFL and approved by one of PFL's officers. No registered representative has authority to change or waive any provision of the policy.

PFL reserves the right to amend the policy to meet the requirements of the Code, regulations or published rulings. You can refuse such a change by giving written notice, but a refusal may result in adverse tax consequences.

Employee and Agent Purchases

The policy may be acquired by an employee or registered representative of any broker/dealer authorized to sell the policy or their spouse or minor children, or by an officer, director, trustee or bona-fide full-time employee of PFL or its affiliated companies or their spouse or minor children. In such a case, PFL may credit an amount equal to a percentage of each premium payment to the policy due to lower acquisition costs PFL experiences on those purchases. The credit will be reported to the Internal Revenue Service as taxable income to the employee or registered representative. PFL may offer certain employer sponsored savings plans, in its discretion reduced fees and charges including, but not limited to, the annual service charge, the mortality and expense risk fee and the administrative charge for certain sales under circumstances which may result in savings of certain costs and expenses. In addition, there may be other circumstances of which PFL is not presently aware which could result in reduced sales or distribution expenses. Credits to the policy or reductions in these fees and charges will not be unfairly discriminatory against any owner.

                    CERTAIN FEDERAL INCOME TAX CONSEQUENCES

The following summary does not constitute tax advice. It is a general discussion of certain of the expected federal income tax consequences of investment in and distributions with respect to a policy, based on the Code, as amended, proposed and final Treasury Regulations thereunder, judicial authority, and current administrative rulings and practice. This summary discusses only certain federal income tax consequences to "United States Persons," and does not discuss state, local, or foreign tax consequences. United States Persons means citizens or residents of the United States, domestic corporations, domestic partnerships and trusts or estates that are subject to United States federal income tax regardless of the source of their income.

Tax Status of the Policy

The following discussion is based on the assumption that the policy qualifies as an annuity contract for federal income tax purposes.

Distribution Requirements. The Code requires that nonqualified policies contain
--------------------------
specific provisions for distribution of policy proceeds upon the death of any owner. In order to be treated as an annuity contract for federal income tax purposes, the Code requires that such policies provide that if any owner dies on or after the annuity commencement date and before the entire interest in the policy has been distributed, the remaining portion must be distributed at least as rapidly as under the method in effect on such owner's death. If any owner dies before the annuity commencement date, the entire interest in the policy must generally be distributed within 5 years after such owner's date of death or be used to purchase an immediate annuity under which payments will begin within one year of such owner's death and will be made for the life of the beneficiary or for a period not extending beyond the life expectancy of the "designated beneficiary" as defined in section 72(s) of the Code. However, if upon such owner's death prior to the annuity commencement date, such owner's surviving spouse becomes the sole new owner, then the policy may be continued with the surviving spouse as the new owner. Under the policy, the beneficiary is the designated beneficiary of an owner/annuitant and the successor owner is the designated beneficiary of an owner who is not the annuitant. If any owner is not a natural person, then for purposes of these distribution requirements, the primary annuitant shall be treated as an owner and any death or change of such primary annuitant shall be treated as the death of an owner. The nonqualified policies contain provisions intended to comply with these requirements of the Code. No regulations interpreting these requirements of the Code have yet been issued and thus no assurance can be given that the provisions contained in the policy satisfy all such Code requirements. The provisions contained in the policy will be reviewed and modified if necessary to assure that they comply with the Code requirements when clarified by regulation or otherwise.

Withholding. The portion of any distribution under a policy that is includable
------------
in gross income will be subject to federal income tax withholding unless the recipient of such distribution elects not to have federal income tax withheld. Election forms will be provided at the time distributions are requested or made. For certain qualified policies, certain distributions are subject to mandatory withholding. The withholding rate varies according to the type of distribution and the owner's tax status. For qualified policies, "eligible rollover distributions" from section 401(a) plans and section 403(b) tax-sheltered annuities are subject to a mandatory federal income tax withholding of 20%. An eligible rollover distribution is the taxable portion of any distribution from such a plan, except certain distributions such as distributions required by the Code or distributions in a specified annuity form. The 20% withholding does not apply, however, if the owner chooses a "direct rollover" from the plan to another tax-qualified plan or IRA. Different withholding requirements may apply in the case of non-United States persons.

Qualified Policies. The qualified policy is designed for use with several types
-------------------
of tax-qualified retirement plans. The tax rules applicable to participants and beneficiaries in tax-qualified retirement plans vary according to the type of plan and the terms and conditions of the plan. Special favorable tax treatment may be available for certain types of contributions and distributions. Adverse tax consequences may result from contributions in excess of specified limits; distributions prior to age 59 1/2 (subject to certain exceptions); distributions that do not conform to specified commencement and minimum distribution rules; and in other specified circumstances. Some retirement plans are subject to distribution and other requirements that are not incorporated into our administration procedures. Owners, participants and beneficiaries are responsible for determining that contributions, distributions and other transactions with respect to the policies comply with applicable law.

For qualified plans under Section 401(a), 403(a), 403(b), and 457, the Code requires that distributions generally must commence no later than the later of April 1 of the calendar year following the calendar year in which the owner (or plan participant) (i) reaches age 70 1/2 or (ii) retires, and must be made in a specified form or manner. If the plan participant is a "5 percent owner" (as defined in the Code), distributions generally must begin no later than April 1 of the calendar year in which the owner (or plan participant ) reaches age 70 1/2. Each owner is responsible for requesting distributions under the policy that satisfy applicable tax rules.

PFL makes no attempt to provide more than general information about use of the policy with the various types of retirement plans. Purchasers of a policy for use with any retirement plan should consult their legal counsel and tax adviser regarding the suitability of the policy.

Individual Retirement Annuities. In order to qualify as a traditional individual
--------------------------------
retirement annuity under Section 408(b) of the Code, a policy must contain certain provisions: (i) the owner must be the annuitant; (ii) the policy generally is not transferable by the owner, e.g., the owner may not designate a new owner, designate a contingent owner or assign the policy as collateral security; (iii) the total premium payments for any calendar year may not exceed $2,000, except in the case of a rollover amount or contribution under Section 402(c), 403(a)(4), 403(b)(8) or 408(d)(3) of the Code; (iv) annuity payments or withdrawals must begin no later than April 1 of the calendar year following the calendar year in which the annuitant attains age 70 1/2; (v) an annuity payment option with a period certain that will guarantee annuity payments beyond the life expectancy of the annuitant and the beneficiary may not be selected; and
(vi) certain payments of death benefits must be made in the event the annuitant dies prior to the distribution of the policy value. Policies intended to qualify as traditional individual retirement annuities under Section 408(b) of the Code contain such provisions. Amounts in the IRA (other than nondeductible contributions) are taxed when distributed from the IRA. Distributions prior to age 59 1/2 (unless certain exceptions apply) are subject to a 10% penalty tax.

Section 408 of the Code also indicates that no part of the funds for a traditional individual retirement account or annuity should be invested in a life insurance contract, but the regulations thereunder allow such funds to be invested in an annuity contract that provides a death benefit that equals the greater of the premiums paid or the cash value for the contract. The policy provides an enhanced death benefit that could exceed the amount of such a permissible death benefit, but it is unclear to what extent such an enhanced death benefit could disqualify the policy under Section 408 of the Code. The Internal Revenue Service has not reviewed the policy for qualification as an IRA, and has not addressed in a ruling of general applicability whether an enhanced death benefit provision, such as the provision in the policy, comports with IRA qualification requirements.

Roth Individual Retirement Annuities (Roth IRA). The Roth IRA, under Section
------------------------------------------------
408A of the Code, contains many of the same provisions as a traditional IRA. However, there are some differences. First, the contributions are not deductible and must be made in cash or as a rollover or transfer from another Roth IRA or other IRA. A rollover from or conversion of an IRA to a Roth IRA may be subject to tax and other special rules may apply. You should consult a tax adviser before combining any converted amounts with any other Roth IRA contributions, including any other conversion amounts from other tax years. The Roth IRA is available to individuals with earned income and whose adjusted gross income is under $110,000 for single filers, $160,000 for married filing jointly, and $10,000 for married filing separately. The amount per individual that may be contributed to all IRAs (Roth and traditional) is $2,000. Secondly, the distributions are taxed differently. The Roth IRA offers tax-free distributions when made from assets which have been held in the account for 5 tax years and are made after attaining age 59 1/2, to pay for qualified first time homebuyer expenses (lifetime maximum of $10,000) or due to death or disability. All other distributions are subject to income tax when made from earnings and may be subject to a premature withdrawal penalty tax unless an exception applies. Unlike the traditional IRA, there are no minimum required distributions during the owner's lifetime; however, required distributions at death are the same.

Section 403(b) Plans. Under Section 403(b) of the Code, payments made by public
---------------------
school systems and certain tax exempt organizations to purchase policies for their employees are excludable from the gross income of the employee, subject to certain limitations. However, such payments may be subject to FICA (Social Security) taxes. The policies include a death benefit that in some cases may exceed the greater of the premium payments or the policy value. The death benefit could be characterized as an incidental benefit, the amount of which is limited in any tax-sheltered annuity under section 403(b). Because the death benefit may exceed this limitation, employers using the policies in connection with such plans should consult their tax adviser. Additionally, in accordance with the requirements of the Code, Section 403(b) annuities generally may not permit distribution of (i) elective contributions made in years beginning after December 31, 1988, and (ii) earnings on those contributions and
(iii) earnings on amounts attributed to elective contributions held as of the end of the last year beginning before January 1, 1989. Distributions of such amounts will be allowed only upon the death of the employee, on or after attainment of age 59 1/2, separation from service, disability, or financial hardship, except that income attributable to elective contributions may not be distributed in the case of hardship.

Corporate Pension and Profit-Sharing Plans and H.R. 10 Plans. Sections 401(a)
-------------------------------------------------------------
and 403(a) of the Code permit corporate employers to establish various types of retirement plans for employees and self-employed individuals to establish qualified plans for themselves and their employees. Such retirement plans may permit the purchase of the policies to accumulate retirement savings. Adverse tax consequences to the plan, the participant or both may result if the policy is assigned or transferred to any individual as a means to provide benefit payments. The policies include a death benefit that in some cases may exceed the greater of the premium payments or the policy value. The death benefit could be characterized as an incidental benefit, the amount of which is limited in a pension or profit sharing plan. Because the death benefit may exceed this limitation, employers using the policies in connection with such plans should consult their tax adviser.

Deferred Compensation Plans. Section 457 of the Code, while not actually
----------------------------
providing for a qualified plan as that term is normally used, provides for certain deferred compensation plans with respect to service for state governments, local governments, political sub-divisions, agencies, instrumentalities and certain affiliates of such entities, and tax exempt organizations. The policies can be used with such plans. Under such plans a participant may specify the form of investment in which his or her participation will be made. For non-governmental Section 457 plans, all such investments, however, are owned by, and are subject to, the claims of the general creditors of the sponsoring employer. Depending on the terms of the particular plan, a non-government employer may be entitled to draw on deferred amounts for purposes unrelated to its Section 457 plan obligations. In general, all amounts received under a Section 457 plan are taxable and are subject to federal income tax withholding as wages.

Non-natural Persons. Pursuant to Section 72(u) of the Code, an annuity contract
--------------------
held by a taxpayer other than a natural person generally will not be treated as an annuity contract under the Code; accordingly, an owner who is not a natural person will recognize as ordinary income for a taxable year the excess of (i) the sum of the policy value as of the close of the taxable year and all previous distributions under the policy over (ii) the sum of the premium payments paid for the taxable year and any prior taxable year and the amounts includable in gross income for any prior taxable year with respect to the policy. For these purposes, the policy value at year-end may have to be increased by any positive excess interest adjustment, which could result from a full surrender at such time. There is, however, no definitive guidance on the proper tax treatment of excess interest adjustments, and the owner should contact a competent tax adviser with respect to the potential tax consequences of an excess interest adjustment. Notwithstanding the preceding sentences in this paragraph, Section 72(u) of the Code does not apply to (i) a policy where the nominal owner is not a natural person but the beneficial owner is a natural person, (ii) a policy acquired by the estate of a decedent by reason of such decedent's death, (iii) a qualified policy (other than one qualified under Section 457) or (iv) a single-payment annuity where the annuity commencement date is no later than one year from the date of the single premium payment; instead, such policies are taxed as described above under the heading "Taxation of Annuities."

Taxation of PFL

PFL at present is taxed as a life insurance company under part I of Subchapter L of the Code. The mutual fund account and the target account are treated as part of PFL and, accordingly, will not be taxed separately as "regulated investment companies" under Subchapter M of the Code. PFL does not expect to incur any federal income tax liability with respect to investment income and net capital gains arising from the activities of the mutual fund account or the target account retained as part of the reserves under the policy. Based on this expectation, it is anticipated that no charges will be made against the mutual fund account or the target account for federal income taxes. If, in future years, any federal income taxes are incurred by PFL with respect to the mutual fund account or the target account, PFL may make a charge to that account.

                             INVESTMENT EXPERIENCE

A "net investment factor" is used to determine the value of accumulation units and annuity units, and to determine annuity payment rates.

Accumulation Units

Allocations of a premium payment directed to a mutual fund subaccount or target series subaccount are credited in the form of accumulation units. Each subaccount has a distinct accumulation unit value. The number of units credited is determined by dividing the premium payment or amount transferred to the mutual fund subaccount or target series subaccount by the accumulation unit value of the mutual fund subaccount or target series subaccount as of the end of the valuation period during which the allocation is made. For each mutual fund subaccount or target series subaccount, the accumulation unit value for a given business day is based on the net asset value of a share of the corresponding portfolio of the underlying funds less any applicable charges or fees.

Upon allocation to the selected mutual fund subaccount or target series subaccount, premium payments are converted into accumulation units of the subaccount. The number of accumulation units to be credited is determined by dividing the dollar amount allocated to each subaccount by the value of an accumulation unit for that subaccount as next determined after the premium payment is received at the administrative and service office or, in the case of the initial premium payment, when the enrollment form is completed, whichever is later. The value of an accumulation unit for the mutual fund subaccounts was arbitrarily established at $1 and at $10 for the target series subaccounts at the inception of each subaccount. Thereafter, the value of an accumulation unit is determined as of the close of trading on each day the New York Stock Exchange is open for business.

For the mutual fund account and the target account, an index (the "net investment factor") which measures the investment performance of a subaccount during a valuation period is used to determine the value of an accumulation unit for the next subsequent valuation period. The net investment factor may be greater or less than or equal to one; therefore, the value of an accumulation unit may increase, decrease or remain the same from one valuation period to the next. You bear this investment risk. The net investment performance of a subaccount and deduction of certain charges affect the accumulation unit value.

The net investment factor for any mutual fund subaccount or target series subaccount for any valuation period is determined by dividing (a) by (b) and subtracting (c) from the result, where:
(a)  is the net result of:
     . the net asset value per share of the shares held in the subaccount determined at the end of the current valuation period, plus
     . the per share amount of any dividend or capital gain distribution made with respect to the shares held in the subaccount if the ex-dividend date occurs during the current valuation period, plus or minus
     . a per share credit or charge for any taxes determined by PFL to have resulted during the valuation period from the investment operations of the subaccount;
(b) is the net asset value per share of the shares held in the subaccount determined as of the end of the immediately preceding valuation period;
(c) is the mortality and expense risk fee during the valuation period, equal on an annual basis to 1.45% (for both the 5% Annually Compounding through age 80 Death Benefit and the Annual Step-Up through age 80 Death Benefit) or 1.30% (for the Return of Premium Death Benefit) of the daily net asset value of the subaccount, plus the 0.40% administrative charge.

     Illustration of Separate Account Accumulation Unit Value Calculations

      Formula and Illustration for Determining the Net Investment Factor

Net Investment Factor = (A + B - C) - E
                        -----------
                             D

Where: A =     The net asset value of an underlying fund share as of the end of the current valuation period.
               Assume .........................................................................................  A = $11.57

       B =     The per share amount of any dividend or capital gains distribution since the end of the immediately preceding valuation period.
               Assume .........................................................................................  B = 0

       C =     The per share charge or credit for any taxes reserved for at the end of the current valuation period.
               Assume .........................................................................................  C = 0

       D =     The net asset value of an underlying fund share at the end of the immediately preceding valuation period.
               Assume .........................................................................................  D = $11.40


       E =     The daily deduction for the mortality and expense risk fee and the administrative charge, which totals 1.70% - 1.85% (depending on the death benefit) on an annual basis for the first seven years and 1.30% thereafter. On a daily basis, E = .000050223.
               Assume..........................................................................................  E = 1.85%

Then, the net investment factor = (11.57 + 0 - 0) - .000050223 = Z = 1.014862058
                                  ---------------
                                      (11.40)

        Formula and Illustration for Determining Accumulation Unit Value

Accumulation Unit Value = A * B

Where: A =  The accumulation unit value for the immediately preceding valuation period.
            Assume ............................................................. = $X

       B =  The net investment factor for the current valuation period.
            Assume ............................................................. = Y

Then, the accumulation unit value = $X * Y = $Z

Annuity Unit Value and Annuity Payment Rates

For both the mutual fund account and the target account, the amount of variable annuity payments will vary with annuity unit values. Annuity unit values rise if the net investment performance of the subaccount exceeds the assumed interest rate of 5% annually. Conversely, annuity unit values fall if the net investment performance of the subaccount is less than the assumed rate. The value of a variable annuity unit in each subaccount was established at $1.00 on the date operations began for that subaccount. For the mutual fund account, the value of a variable annuity unit on any subsequent business day is equal to (a) multiplied by (b) multiplied by (c), where:
     (a) is the variable annuity unit value on the immediately preceding business day;
     (b)  is the net investment factor for the valuation period; and
     (c)  is the investment result adjustment factor for the valuation period.

The investment result adjustment factor for the valuation period is the product of discount factors of .99986634 per day to recognize the 5% effective annual assumed investment return. The valuation period is the period from the close of the immediately preceding business day to the close of the current business day.

For the target account, at the end of each valuation period, the annuity unit value is established by multiplying the value of an annuity unit determined at the end of the immediately preceding valuation period by a net investment factor for the current valuation period, and then multiplying that product by an investment result adjustment factor for the purpose of offsetting the effect of an assumed investment return of 5.0% per annum which is assumed in the annuity conversion rates for the contracts. The net investment factor for the target series subaccounts is very similar to the net investment factor for the mutual fund account, except that it is based upon the value of the assets in the subaccount, instead of the net asset value for a mutual fund share. The net investment factor includes a charge for mortality and expense risks, that is, the mortality and expense risk fee, and administrative charge.

The dollar amount of subsequent variable annuity payments will depend upon changes in applicable annuity unit values.

The annuity payment rates vary according to the annuity option elected and the sex and adjusted age of the annuitant at the annuity commencement date. The policy also contains a table for determining the adjusted age of the annuitant.

              Illustration of Calculations for Annuity Unit Value
                         and Variable Annuity Payments

          Formula and Illustration for Determining Annuity Unit Value

Annuity Unit Value = A * B * C

Where: A =  annuity unit value for the immediately preceding valuation period.

            Assume ............................................................ = $X

       B =  Net investment factor for the valuation period for which the annuity unit value is being calculated.
            Assume ............................................................ = Y

       C =  A factor to neutralize the assumed interest rate of 5% built into the Annuity Tables used.
            Assume ............................................................ = Z

Then, the annuity unit value is:

     $X * Y * Z = $Q

               Formula and Illustration for Determining Amount of
                     First Monthly Variable Annuity Payment

First monthly variable annuity payment = A * B
                                         -----
                                        $1,000

Where: A =  The adjusted policy value as of the annuity commencement date.

            Assume..........................................................  = $X

       B =  The Annuity purchase rate per $1,000 of adjusted policy value based upon the option selected, the sex and adjusted age of the annuitant according to the tables contained in the policy.
            Assume..........................................................  = $Y

Then, the first monthly variable annuity payment = $X * $Y = $Z
                                                   -------
                                                    1,000

      Formula and Illustration for Determining the Number of Annuity Units
              Represented by Each Monthly Variable Annuity Payment

Number of annuity units = A
                          -
                          B

Where: A =  The dollar amount of the first monthly variable annuity payment.

            Assume...........................................................  = $X

       B =  The annuity unit value for the valuation date on which the first monthly payment is due.
            Assume...........................................................  = $Y

Then, the number of annuity units = $X = Z
                                    --
                                    $Y

               FAMILY INCOME PROTECTOR -- ADDITIONAL INFORMATION

The amounts shown below are hypothetical guaranteed minimum monthly payment amounts under the "family income protector" for a $100,000 premium when annuity payments do not begin until the rider anniversary indicated in the left-hand column. These figures assume the following:
    .    there were no subsequent premium payments or withdrawals;
    .    there were no premium taxes;
    .    the $100,000 premium is subject to the family income protector;
    . the annuitant is (or both annuitants are) 60 years old when the rider is issued;
    . the annual growth rate is 6.0% (once established, an annual growth rate will not change during the life of the family income protector rider); and
    .    there was no upgrade of the minimum annuitization value.

Six different annuity payment options are illustrated: a male annuitant, a female annuitant and a joint and survivor annuity, each on a Life Only and a Life with 10-Year Certain basis. The figures below, which are the amount of the first monthly payment, are based on an assumed investment return of 3%. Subsequent payments will never be less than the amount of the first payment (although subsequent payments are calculated using a 5% assumed investment return).

Illustrations of guaranteed minimum payments based on other assumptions will be provided upon request.

Life Only = Life Annuity with No Period Certain  Life 10 = Life Annuity with 10 Years Certain
---------------------------------------------------------------------------------------------
Rider Anniversary at
Exercise Date                       Male                   Female          Joint & Survivor
---------------------------------------------------------------------------------------------
                           Life Only    Life 10    Life Only    Life 10   Life Only   Life 10
---------------------------------------------------------------------------------------------
10 (age 70)                   $1,135     $1,067       $  976     $  949      $  854    $  852
---------------------------------------------------------------------------------------------
15                             1,833      1,634        1,562      1,469       1,332     1,318
---------------------------------------------------------------------------------------------
20 (age 80)                    3,049      2,479        2,597      2,286       2,145     2,078
---------------------------------------------------------------------------------------------

This hypothetical illustration should not be deemed representative of past or future performance of any underlying variable investment option.

Withdrawals will affect the minimum annuitization value as follows: Each policy year, withdrawals up to the limit of the total free amount (the minimum annuitization value on the last policy anniversary multiplied by the annual growth rate) reduce the minimum annuitization value on a dollar-for-dollar basis. Withdrawals over this free amount will reduce the minimum annuitization value on a pro rata basis by an amount equal to the minimum annuitization value immediately prior to the excess withdrawal multiplied by the percentage reduction in the policy value resulting from the excess withdrawal. The free amount will always be a relatively small fraction of the minimum annuitization value.

Examples of the effect of withdrawals on the minimum annuitization value are as follows:

--------------------------------------------------------------------------------------------------------------------------
                                         EXAMPLE 1
--------------------------------------------------------------------------------------------------------------------------
                                        Assumptions
--------------------------------------------------------------------------------------------------------------------------
 .  minimum annuitization value on last policy anniversary:            $10,000
--------------------------------------------------------------------------------------------------------------------------
 .  minimum annuitization value at time of distribution:               $10,500
--------------------------------------------------------------------------------------------------------------------------
 .  policy value at time of distribution:                              $15,000
--------------------------------------------------------------------------------------------------------------------------
 .  distribution amount:                                               $500
--------------------------------------------------------------------------------------------------------------------------
 .  prior distribution in current policy year:                         None
--------------------------------------------------------------------------------------------------------------------------
                                        Calculations
--------------------------------------------------------------------------------------------------------------------------
 .  maximum annual free amount:                                        $10,000 x 6% = $600
--------------------------------------------------------------------------------------------------------------------------
 .  policy value after distribution:                                   $15,000 - $500 = $14,500
--------------------------------------------------------------------------------------------------------------------------
 .  minimum annual value after distribution:                           $10,500 - $500 = $10,000
--------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------
                                                       EXAMPLE 2
--------------------------------------------------------------------------------------------------------------------------
                                                      Assumptions
--------------------------------------------------------------------------------------------------------------------------
 .  minimum annuitization value on last policy anniversary:            $10,000
--------------------------------------------------------------------------------------------------------------------------
 .  minimum annuitization value at time of distribution:               $10,500
--------------------------------------------------------------------------------------------------------------------------
 .  policy value at time of distribution:                              $15,000
--------------------------------------------------------------------------------------------------------------------------
 .  distribution amount:                                               $1,500
--------------------------------------------------------------------------------------------------------------------------
 .  prior distribution in current policy year:                         $1,000
--------------------------------------------------------------------------------------------------------------------------
                                                     Calculations
--------------------------------------------------------------------------------------------------------------------------
 .  maximum annual free amount:                                        $0.0
--------------------------------------------------------------------------------------------------------------------------
  (prior distributions have exceeded the current year free amount of $600 [$10,000 x 6% = $600])
--------------------------------------------------------------------------------------------------------------------------
 .  policy value after distribution:                                   $15,000 - $1,500 = $13,500
--------------------------------------------------------------------------------------------------------------------------
  (since the policy value is reduced 10% ($1,500/$15,000), the minimum annuitization value is also reduced 10%)
--------------------------------------------------------------------------------------------------------------------------
 .  minimum annual value after distribution:                           $10,500 - (10% x $10,500) = $9,450
--------------------------------------------------------------------------------------------------------------------------


--------------------------------------------------------------------------------------------------------------------------

                                                       EXAMPLE 3
--------------------------------------------------------------------------------------------------------------------------
                                                      Assumptions
--------------------------------------------------------------------------------------------------------------------------
 .  minimum annuitization value on last policy anniversary:            $10,000
--------------------------------------------------------------------------------------------------------------------------
 .  minimum annuitization value at time of distribution:               $10,500
--------------------------------------------------------------------------------------------------------------------------
 .  policy value at time of distribution:                              $7,500
--------------------------------------------------------------------------------------------------------------------------
 .  distribution amount:                                               $1,500
--------------------------------------------------------------------------------------------------------------------------
 .  prior distribution in current policy year:                         $1,000
--------------------------------------------------------------------------------------------------------------------------
                                                     Calculations
--------------------------------------------------------------------------------------------------------------------------
 .  maximum annual free amount:                                        $0.0
--------------------------------------------------------------------------------------------------------------------------
  (prior distributions have exceeded the current year free amount of $600 [$10,000 x 6% = $600])
--------------------------------------------------------------------------------------------------------------------------
 .  policy value after distribution:                                   $7,500 - $1,500 = $6,000
--------------------------------------------------------------------------------------------------------------------------
  (since the policy value is reduced 20% ($1,500/$7,500), the minimum annuitization value is also reduced 20%)
--------------------------------------------------------------------------------------------------------------------------
 .  minimum annual value after distribution:                           $10,500 - (20% x $10,500) = $8,400
--------------------------------------------------------------------------------------------------------------------------

The amount of the first payment provided by the family income protector will be determined by multiplying each $1,000 of minimum annuitization value by the applicable annuity factor shown on Schedule I of the family income protector rider. The applicable annuity factor depends upon the annuitant's (and joint annuitant's, if any) sex (or without regard to gender if required by law), age, and the family income protector payment option selected and is based on a guaranteed interest rate of 3% and the "1983 Table a" mortality table with projection using projection Scale G factors, assuming a maturity date in the year 2000. Subsequent payments will be calculated as described in the family income protector rider using a 5% assumed investment return. Subsequent payments may fluctuate annually in accordance with the investment performance of the annuity subaccounts. However, subsequent payments are guaranteed to never be less than the initial payment.

The stabilized payment on each subsequent policy anniversary after annuitization using the family income protector will equal the greater of the initial payment or the payment supportable by the annuity units in the selected subaccounts. The supportable payment is equal to the number of variable annuity units in the selected subaccounts multiplied by the variable annuity unit values in those subaccounts on the date the payment is made. The variable annuity unit values used to calculate the supportable payment will assume a 5% assumed investment return. If the supportable payment at any payment date during a policy year is greater than the stabilized payment for that policy year, the excess will be used to purchase additional annuity units. Conversely, if the supportable payment at any payment date during a policy year is less than the stabilized payment for that policy year, there will be a reduction in the number of annuity units credited to the policy to fund the deficiency. In the case of a reduction, you will not participate as fully in the future investment performance of the subaccounts you selected since fewer annuity units are credited to your policy. Purchases and reductions will be allocated to each subaccount on a proportionate basis.

PFL bears the risk that it will need to make payments if all annuity units have been used in an attempt to maintain the stabilized payment at the initial payment level. In such an event, PFL will make all future payments equal to the initial payment. Once all the annuity units have been used, the amount of your payment will not increase or decrease and will not depend upon the performance of any subaccounts. To compensate PFL for this risk, a guaranteed payment fee will be deducted.

                          HISTORICAL PERFORMANCE DATA

Money Market Yields

PFL may from time to time disclose the current annualized yield of the Endeavor Money Market Subaccount, which invests in the Endeavor Money Market Portfolio, for a 7-day period in a manner which does not take into consideration any realized or unrealized gains or losses on shares of the Endeavor Money Market Portfolio or on its portfolio securities. This current annualized yield is computed by determining the net change (exclusive of realized gains and losses on the sale of securities and unrealized appreciation and depreciation and income other than investment income) at the end of the 7-day period in the value of a hypothetical account having a balance of 1 unit of the Endeavor Money Market Subaccount at the beginning of the 7-day period, dividing such net change in account value by the value of the account at the beginning of the period to determine the base period return, and annualizing this quotient on a 365-day basis. The net change in account value reflects (i) net income from the portfolio attributable to the hypothetical account; and (ii) charges and deductions imposed under a policy that are attributable to the hypothetical account. The charges and deductions include the per unit charges for the hypothetical account for (i) the administrative charges; and (ii) the mortality and expense risk fee. Current yield will be calculated according to the following formula:

                   Current Yield = ((NCS - ES)/UV) * (365/7)

Where:
NCS = The net change in the value of the portfolio (exclusive of realized gains and losses on the sale of securities and unrealized appreciation and depreciation and income other than investment income) for the 7-day period attributable to a hypothetical account having a balance of 1 subaccount unit.

ES =  Per unit expenses of the subaccount for the 7-day period.
UV =  The unit value on the first day of the 7-day period.

Because of the charges and deductions imposed under a policy, the yield for the Endeavor Money Market Subaccount will be lower than the yield for the Endeavor Money Market Portfolio. The yield calculations do not reflect the effect of any premium taxes that may be applicable to a particular policy.

PFL may also disclose the effective yield of the Endeavor Money Market Subaccount for the same 7-day period, determined on a compounded basis. The effective yield is calculated by compounding the base period return according to the following formula:

               Effective Yield = (1 + ((NCS - ES)/UV))/365/7/ - 1

Where:
NCS = The net change in the value of the portfolio (exclusive of realized gains and losses on the sale of securities and unrealized appreciation and depreciation and income other than investment income) for the 7-day period attributable to a hypothetical account having a balance of 1 subaccount unit.

ES =  Per unit expenses of the subaccount for the 7-day period.
UV =  The unit value on the first day of the 7-day period.

The yield on amounts held in the Endeavor Money Market Subaccount normally will fluctuate on a daily basis. Therefore, the disclosed yield for any given past period is not an indication or representation of future yields or rates of return. The Endeavor Money Market Subaccount's actual yield is affected by changes in interest rates on money market securities, average portfolio maturity of the Endeavor Money Market Portfolio, the types and quality of portfolio securities held by the Endeavor Money Market Portfolio and its operating expenses. There is no yield or effective yield for the Endeavor Money Market Subaccount for the seven days ended December 31, 1999, because the subaccount had not commenced operations as of the date of this prospectus.

Other Subaccount Yields

PFL may from time to time advertise or disclose the current annualized yield of one or more of the mutual fund subaccounts and the target series subaccounts (except the Endeavor Money Market Subaccount) for 30-day periods. The annualized yield of a subaccount refers to income generated by the subaccount over a specific 30-day period. Because the yield is annualized, the yield generated by a subaccount during the 30-day period is assumed to be generated each 30-day period over a 12-month period. The yield is computed by: (i) dividing the net investment income of the subaccount less subaccount expenses for the period, by (ii) the maximum offering price per unit on the last day of the period times the daily average number of units outstanding for the period, (iii) compounding that yield for a 6-month period, and (iv) multiplying that result by 2. Expenses attributable to the subaccount include (i) the administrative charges; and (ii) the mortality and expense risk fee. The 30-day yield is calculated according to the following formula:

                 Yield = 2 * ((((NI - ES)/(U - UV)) + 1)/6/ - 1)

Where:
NI = Net investment income of the subaccount for the 30-day period attributable to the subaccount's unit.
ES = Expenses of the subaccount for the 30-day period.
U  = The average number of units outstanding.
UV = The unit value at the close (highest) of the last day in the 30-day period.

Because of the charges and deductions imposed by the mutual fund account, the yield for a mutual fund subaccount will be lower than the yield for its corresponding portfolio. The yield calculations do not reflect the effect of any premium taxes that may be applicable to a particular policy.

The yield on amounts held in the mutual fund subaccounts and the target series subaccounts normally will fluctuate over time. Therefore, the disclosed yield for any given past period is not an indication or representation of future yields or rates of return. The types and quality of its investments and its operating expenses affect a subaccount's actual yield.

Total Returns

PFL may from time to time also advertise or disclose total returns for one or more of the mutual fund subaccounts or the target series subaccounts for various periods of time. One of the periods of time will include the period measured from the date the subaccount commenced operations. When a subaccount has been in operation for 1, 5 and 10 years, respectively, the total return for these periods will be provided. Total returns for other periods of time may from time to time also be disclosed. Total returns represent the average annual compounded rates of return that would equate an initial investment of $1,000 to the redemption value of that investment as of the last day of each of the periods. The ending date for each period for which total return quotations are provided will be for the most recent month end practicable, considering the type and media of the communication and will be stated in the communication.

Total returns will be calculated using subaccount unit values which PFL calculates on each business day based on the performance of the mutual fund account's underlying portfolio, the target series subaccounts common shares, and the deductions for the mortality and expense risk fee and the administrative charges. The total return for each target series subaccount will also reflect the manager's fee and other operating expenses. The total return will then be calculated according to the following formula:

                               P(1 + T)/N/ = ERV

Where:
T   = The average annual total return net of subaccount recurring charges.
ERV = The ending redeemable value of the hypothetical account at the end of the period.
P   = A hypothetical initial payment of $1,000.
N   = The number of years in the period.

Other Performance Data

PFL may from time to time also disclose average annual total returns in a non-standard format in conjunction with the standard format described above. The non-standard format will be identical to the standard format.

PFL may from time to time also disclose cumulative total returns in conjunction with the standard format described above. The cumulative returns will be calculated using the following formula.

                               CTR = (ERV / P) - 1

Where:
CTR = The cumulative total return net of subaccount recurring charges for the period.
ERV = The ending redeemable value of the hypothetical investment at the end of the period.
P   = A hypothetical initial payment of $1,000.

All non-standard performance data will only be advertised if the standard performance data for the same period, as well as for the required period, is also disclosed.

Adjusted Historical Performance Data--The Mutual Fund Account

From time to time, sales literature or advertisements may quote average annual total returns for periods prior to the date a particular mutual fund subaccount commenced operations. Such performance information for the mutual fund subaccounts will be calculated based on the performance of the various portfolios and the assumption that the mutual fund subaccounts were in existence for the same periods as those indicated for the portfolios, with the level of policy charges that are currently in effect.

                               THE TARGET ACCOUNT

What is the Investment Strategy?

The objective of each of the target series subaccounts is to provide an above-average total return through a combination of dividend income and capital appreciation. While the objectives of the target series subaccounts are the same, each target series subaccount follows a different investment strategy (set forth below) in order to achieve its stated objective.

Each target series subaccount will initially invest in equal amounts in the common stock described below for each target series subaccount (the common shares) determined as of a specified business day (initial stock selection date). The Dow(SM) Target 10 Subaccount will invest in the common stock of the ten companies in the DJIA that have the highest dividend yield. The Dow(SM) Target 5 Subaccount will invest in the common stock of the five companies with the lowest per share stock price of the ten companies in The Dow (SM) Target 10 Subaccount. These stocks will be held for approximately one year.

At the initial stock selection date, a percentage relationship among the number of common shares in a target series subaccount will be established. When additional funds are deposited into the target series subaccount, additional common shares will be purchased in such numbers reflecting as nearly as practicable the percentage relationship of the number of common shares established at the initial purchase. Sales of common shares by the target series subaccount will likewise attempt to replicate the percentage relationship of common shares. The percentage relationship among the number of common shares in the target series subaccount should therefore remain stable. However, given the fact that the market price of such common shares will vary throughout the year, the value of the common shares of each of the companies as compared to the total assets of the target series subaccount will fluctuate during the year, above and below the proportion established on a stock selection date. On the last business day of the 12-month period following the preceding stock selection date (annual stock selection date), a new percentage relationship will be established among the number of common shares described above for each target series subaccount on such date. Common shares may be sold or new equity securities bought so that the target series subaccount is equally invested in the common stock of each company meeting the target series subaccount's investment criteria. Thus the target series subaccount may or may not hold equity securities of the same companies as the previous year. Any purchase or sale of additional common shares during the year will duplicate, as nearly as practicable, the percentage relationship among the number of common shares as of the annual stock selection date since the relationship among the value of the common shares on the date of any subsequent transactions may be different than the original relationship among their value.

The yield for each equity security listed on the DJIA is calculated by annualizing the last quarterly or semi-annual ordinary dividend declared and dividing the result by the market value of such equity security as of the close of business on the stock selection date.

The publishers of the DJIA are not affiliated with PFL, Endeavor Management Co., or First Trust Advisers L.P. and have not participated in the creation of the target series subaccounts or the selection of the equity securities included therein. Any changes in the components of any of the respective indices made after a stock selection date will not cause a change in the identity of the common shares included in a target series subaccount, including any additional common shares purchased thereafter, until the next annual stock selection date.

Investors should note that the above criteria were applied and will in the future be applied to the common shares selected for inclusion in the target series subaccounts as of the respective stock selection date. Additional common shares, which were originally selected through this process, may be purchased throughout the year, as investors may continue to invest in the target series subaccounts, even though the yields on these common shares may have changed subsequent to the previous stock selection date. These common shares may no longer be included in the index, or may not meet a target series subaccount's selection criteria at that time, and therefore, such common shares would no longer be chosen for inclusion in the target series subaccounts if the selection process were to be performed again at that time. The equity securities selected as common shares and the percentage relationship among the number of shares will not change for purchase or sales by a target series subaccount until the next annual stock selection date.

Determination of Unit Value; Valuation of Securities

PFL determines the unit value of each target series subaccount each business day. This daily determination of unit value is made by dividing the total assets of a target series subaccount, less all of its liabilities, by the total number of units outstanding at the time the determination is made. This is made as of the close of regular trading on the New York Stock Exchange, currently 4:00 p.m. New York time, unless the Exchange closes earlier. Purchases and redemptions will be effected at the time of determination of unit value next following the receipt of any purchase or redemption order deemed to be in good order.

Equity securities are valued at the last sale price on the exchange on which they are primarily traded or at the ask price on the NASDAQ system for unlisted national market issues, or at the last quoted bid price for securities in which there were no sales during the day or for unlisted securities not reported on the NASDAQ system. Short-term obligations, which mature in 60 days or less, are valued at amortized cost, which approximates fair value as determined by the Board of Managers. Futures and option contracts that are traded on commodities or securities exchanges are normally valued at the settlement price on the exchange on which they are traded. Securities (other than short-term obligations) for which there are no such quotations or valuations are valued at fair value as determined in good faith by or at the direction of the Board of Managers of the target series subaccounts.

The Board of Managers

The members of the Board of Managers of the target account, and their principal occupations during the past five years are set forth below. Their titles may have varied during that period. Unless otherwise indicated, the address of each member is 2101 East Coast Highway, Suite 300, Corona del Mar, California 92625.


       Name, Age and Address             Held With Registrant                         During Past 5 Years
------------------------------------  --------------------------  ------------------------------------------------------------

+* Vincent J. McGuinness, Jr.         President and  Chief        From February 1997 to December 1997, Executive
  (34)                                Financial Officer           Vice-President, Chief of Operations, from March 1997 to
                                      (Treasurer)                 October 1999, Director, from December 1997 to October 1999,
                                                                  Chief Operating Officer and from June 1998 to October 1999,
                                                                  Chief Financial Officer, from July 1999 to October 1999
                                                                  Chief Executive Officer of Endeavor Group; from September
                                                                  1996 to June 1997, and from June 1998 to October 1999,
                                                                  Chief Financial Officer, since May 1996, Director, and from
                                                                  June 1997 to October 1998, Executive Vice
                                                                  President--Administration, from October 1998 to October
                                                                  1999, President,  and from July 1999 to October 1999 Chief
                                                                  Executive Officer of Endeavor Management Co.; since August
                                                                  1996, Chief Financial Officer of VJM Corporation; from May
                                                                  1996 to January 1997, Executive VicePresident and Director
                                                                  of Sales,Western Division of Endeavor Group;since May 1996,
                                                                  Chief Financial Officer of McGuinness & Associates; from
                                                                  July 1993 to August 1995 Rocky Mountain Regional Marketing
                                                                  Director for Endeavor Group; President, Chief Financial
                                                                  Officer, and Trustee of Endeavor Series Trust.


       Name, Age and Address             Held With Registrant                         During Past 5 Years
------------------------------------  --------------------------  ------------------------------------------------------------
*Vincent J. McGuinness (64)           Manager                     Director of Endeavor Group and Endeavor Management Co.;
                                                                  President of VJM Corporation (oil and gas); since February
                                                                  1996 President of McGuinness & Associates; until July 1999,
                                                                  Chairman, Chief Executive Officer and Director of
                                                                  McGuinness & Associtaes and VJM Corporation; until July,
                                                                  1996 Chairman, Chief Executive Officer and Director of
                                                                  McGuinness Group (insurance marketing); from September 1988 to July 1999, Chief Executive Officer of Endeavor
                                                                  Management Co.; until October 1998, President of Endeavor
                                                                  Management Co.; Trustee, Endeavor Series Trust.

Timothy A. Devine (64)                Manager                     Vice President, Plant Control, Inc. (landscape contracting
 1424 Dolphin Terrace                                             and maintenance); Trustee, Endeavor Series Trust.
 Corona del Mar, California 92625


Thomas J. Hawekotte (64)              Manager                     President, Thomas Hawekotte, P.C. (law practice); Trustee,
 6007 North Sheridan Road                                         Endeavor Series Trust.
 Chicago, Illinois 60660


Steven L. Klosterman (47)             Manager                     Since July 1995, President of Klosterman Capital Corporation
 5973 Avenida Encinas, #300                                       (investment adviser); Investment Counselor, Robert J.
 Carlsbad, California 92008                                       Metcalf & Associates, Inc. (investment adviser) from August
                                                                  1990 to June 1995; Trustee, Endeavor Series Trust.


Halbert D. Lindquist (53)             Manager                     President, Lindquist, Stephenson & White (investment
 1650 E. Fort Lowell Road                                         adviser) and since December 1987 Tucson Asset Management
 Suite 203                                                        Inc. (commodity trading advisor), and since November 1987,
 Tucson, Arizona 85719-2324                                       Presidio Government Securities, Incorporated
                                                                  (broker-dealer); since January 1998, Chief Investment
                                                                  Officer, Blackstone Alternative Asset Management, Trustee,
                                                                  Endeavor Series Trust.


Keith H. Wood (63)                    Manager                     Since 1972, Chairman and Chief Executive Officer of
                                                                  Jamison, Eaton & Wood (investment adviser) and since 1978
                                                                  to December 1997, President of Ivory & Sime International,
                                                                  Inc. (investment adviser); Trustee, Endeavor Series Trust.

Peter F. Muratore (67)                Manager                     From June 1989 to March 1998, President of OCC Distributors
Too Far                                                           (broker/dealer), a subsidiary of Oppenheimer Capital;
Posthouse Road                                                    Trustee, Endeavor Series Trust.
Morristown, NJ 07960


*Larry N. Norman (47)                 Manager                     Executive Vice-President, PFL Life Insurance Company;
 4333 Edgewood Road N.E.                                          Trustee, Endeavor Series Trust.
 Cedar Rapids, Iowa
 52499-0001


       Name, Age and Address             Held With Registrant                         During Past 5 Years
------------------------------------  --------------------------  ------------------------------------------------------------
Michael Pond (46)                     Executive Vice President--  Since November 1, 1998, Executive Vice
                                      Administration and          President--Administrator and Compliance of Endeavor Group;
                                      Compliance                  from November 1, 1998 to  October 1999, Executive Vice
                                                                  President-- Administration and Compliance and Chief
                                                                  Investment officer of Endeavor Management Co.; since
                                                                  October 1999, President, Chief Executive Officer and Chief
                                                                  Investment Officer of Endeavor Management Co.; from
                                                                  November 1991 to November 1996, Chairman and President, the
                                                                  Preferred Group of Mutual Funds; from October 1989 to
                                                                  November 1996, President of Caterpillar Securities, Inc.
                                                                  and Caterpillar Investment Manager, Ltd.

Gail A. Hanson (57)                   Secretary                   Since September 1994, Counsel for PFPC, Inc. (formerly
                                                                  known as First Data Investor Services Group, Inc.)  (mutual fund administration)

*    An "interested person" of the target account as defined in the 1940 Act.
+    Vincent J. McGuinness, Jr. is the son of Vincent J. McGuinness.

The "rules and regulations" of the target account provide that the target account will indemnify its Board of Managers and officers against liabilities and expenses incurred in connection with litigation in which they may be involved because of their offices with the target account, except if it is determined in the manner specified in the rules and regulations that they have not acted in good faith in the reasonable belief that their actions were in the best interests of the target account or that such indemnification would relieve any officer or member of the Board of Managers of any liability to the target account or its shareholders by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of his duties. The target account, at its expense, provides liability insurance for the benefit of its Board of Managers and officers.

Compensation.   For the period ended December 31, 1999, the following
-------------
compensation was paid to members of the Board of Managers:

                                                                                                            Total
                                                                                                            -----
                                                                                Aggregate               Compensation
                                                                                ---------               ------------
                                                                            Compensation From       From Account and Fund
                                                                            -----------------       ---------------------
Name of Person                                                                   Account            Complex Paid Managers
--------------------------------------------------------------------------       -------            ---------------------
Vincent J. McGuinness ....................................................
Timothy A. Devine ........................................................
Thomas J. Hawekotte ......................................................
Steven L. Klosterman .....................................................
Halbert D. Lindquist .....................................................
Keith H. Wood ............................................................
Vincent J. McGuinness, Jr. ...............................................
William L. Busler (resigned as of ___________, 1999) .....................
Peter F. Muratore ........................................................
Larry N. Norman ..........................................................

The Investment Advisory Services

First Trust Advisors L.P. (the "adviser") is the target account's investment adviser. The adviser manages the assets of each target series subaccount, consistent with the investment objective and policies described herein and in the prospectus, pursuant to an investment advisory agreement (the "advisory agreement") with Endeavor Management Co., the target account's manager.

The adviser's address is 1001 Warrenville Road, Lisle, Illinois 60532. First Trust Advisers L.P. is a limited partnership with one limited partner, Grace Partners of Dupage L.P., and one general partner, Nike Securities Corporation. Grace Partners of Dupage L.P. is a limited partnership with one general partner, Nike Securities Corporation, and a number of limited partners. Nike Securities Corporation is an Illinois corporation controlled by the Robert Donald Van Kampen family.

Under the advisory agreement, the investment adviser provides each target series subaccount with discretionary investment services. Specifically, the adviser is responsible for supervising and directing the investments of each target series subaccount in accordance with each target series subaccount's investment objective, program, and restrictions as provided in the prospectus and this SAI. The investment adviser is also responsible for effecting all security transactions on behalf of each target series subaccount.

As compensation for its services, the adviser receives a fee of 0.35% of the average daily net assets of each target series subaccount, which is paid by the manager. Each target series subaccount's advisory agreement also provides that the adviser, its directors, officers, employees, and certain other persons performing specific functions for the target series subaccounts will only be liable to the target series subaccount for losses resulting from willful misfeasance, bad faith, gross negligence, or reckless disregard of duty. The amount that Endeavor Management Co. paid to the adviser during 1999 was $__________.

The adviser is also the portfolio supervisor of certain unit investment trusts sponsored by Nike Securities L.P. ("Nike Securities") which are substantially similar to the target series subaccounts in that they have the same investment objectives as the target series subaccounts but have a life of approximately one year. Nike Securities specializes in the underwriting, trading and distribution of unit investment trusts and other securities. Nike Securities, an Illinois limited partnership formed in 1991, acts as sponsor for successive series of The First Trust Combined Series, The First Trust Special Situations Trust, the First Trust Insured Corporate Trust, The First Trust of Insured Municipal Bonds and the First Trust GNMA. First Trust introduced the first insured unit investment trust in 1974 and to date more than $11 billion in First Trust unit investment trusts have been deposited.

The Manager

The target account is managed by Endeavor Management Co. ("the manager") which, subject to the supervision and direction of the target account's Board of Managers, has overall responsibility for the general management and
administration of the target account.   All of the outstanding common stock of
Endeavor Management Co. is owned by AUSA Holding Company, an affiliate of PFL.

The manager is responsible for providing investment management to the target account and in the exercise of such responsibility selects an investment adviser for each of the target series subaccounts (the "adviser") and monitors the adviser's investment program and results, reviews brokerage matters, oversees compliance by the target account with various federal and state statutes, and carries out the directives of the Board of Managers. The manager is responsible for providing the target account with office space, office equipment, and personnel necessary to operate and administer the target account's business, and also supervises the provision of services by third parties such as the target account's custodian, transfer agent and administrator. Pursuant to an administration agreement, PFPC, Inc., Inc. assists the manager in the performance of its administrative responsibilities to the target account. For its administrative responsibilities, the target account pays PFPC, Inc. a fee of $10,000 per annum per subaccount and reimburses out-of-pocket fees.

As compensation for its services, the manager receives a fee equal to 0.75% of the average daily net assets of each target series subaccount. The amount that the target account paid the manager during 1999 was $____________.

Operating Expenses

In addition to the management fees, the target account pays all expenses not assumed by the manager, including, without limitation, expenses for legal, accounting and auditing services, interest, taxes, costs of printing and distributing reports to shareholders, proxy materials and prospectuses, charges of its custodian, transfer agent and dividend disbursing agent, registration fees, fees and expenses of the Board of Managers who are not affiliated persons of the manager or an adviser, insurance, brokerage costs, litigation, and other extraordinary or nonrecurring expenses. All general target account expenses are allocated among and charged to the assets of the target series subaccounts on a basis that the Board of Managers deems fair and equitable, which may be on the basis of relative net assets of each target series subaccount or the nature of the services performed and relative applicability to each target series subaccount. The manager has agreed to limit each target series subaccount's management fee and operating expenses during its first year of operations to an annual rate of 1.30% of the target series subaccount's average net assets. (This limit does not include other fees and deductions such as the mortality and expense risk fee, administrative charge, and distribution financing charge.)

Transfer Agent and Custodian

Boston Safe Deposit and Trust Company holds all cash and securities of each target series subaccount as custodian. PFPC, Inc., located at 4400 Computer Drive, Westborough, Massachusetts 01581, serves as transfer agent for the target account.

Brokerage Allocation

The adviser invests all assets of the target series subaccounts in common stock and incurs brokerage costs in connection therewith.

Allocations of transactions by the target series subaccounts, including their frequency, to various dealers is determined by the adviser in its best judgment and in a manner deemed to be in the best interest of the investors in the target series subaccount rather than by any formula. The primary consideration is prompt execution of orders in an effective manner at the most favorable price. Purchases and sales of securities may be principal transactions; that is, securities may be purchased directly from the issuer or from an underwriter or market maker for the securities. Any transactions for which the target series subaccounts pays a brokerage commission will be effected at the best price and execution available. Purchases from underwriters of securities include a commission or concession paid by the issuer to the underwriter, and purchases from dealers serving as market makers include the spread between the bid and the asked price. Brokerage may be allocated based on the sale of policies by dealers or activities in support of sales of the policies. The target account has adopted a Brokerage Enhancement Plan, whereby all or a portion of certain brokerage commissions paid by the target series subaccounts may be allocated or credited to the distributor or other entities marketing the policies, to help finance sales activities.

The target account paid $_______________ as compensation to any affiliated broker of Endeavor Management Co. or First Trust Advisors L.P. during 1999.

Investment Restrictions

Fundamental policies of the target series subaccounts may not be changed without the approval of the lesser of (1) 67% of the persons holding voting interests (generally owners) present at a meeting if the holders of more than 50% are present in person or by proxy or (2) more than 50% of the persons holding voting interests. Other restrictions, in the form of operating policies, are subject to change by the Board of Managers without the approval of persons holding a voting interest. Any investment restriction which involves a maximum percentage of securities or assets shall not be considered to be violated unless an excess over the percentage occurs immediately after, and is caused by, an acquisition of securities or assets of, or borrowings by, a target series subaccount.

Fundamental Policies

As a matter of fundamental policy, each target series subaccount may not:
 .    Borrowing. Borrow money, except each target series subaccount may borrow as a temporary measure for extraordinary or emergency purposes, and then only in amounts not exceeding 30% of its total assets valued at market. Each target series subaccount will not borrow in order to increase income (leveraging), but only to facilitate redemption requests which might otherwise require untimely investment liquidations;
 .    Loans. Make loans, although the target series subaccounts may purchase money market securities and enter into repurchase agreements; and they may lend their common shares;
 .    Margin. Purchase securities on margin;
 .    Mortgaging. Mortgage, pledge, hypothecate or, in any manner, transfer any security owned by the target series subaccounts as security for indebtedness except as may be necessary in connection with permissible borrowings, in which event such mortgaging, pledging, or hypothecating may not exceed 30% of each target series subaccount's total assets, valued at market;
 .    Real Estate. Purchase or sell real estate;
 .    Senior Securities. Issue senior securities (except permitted borrowings);
 .    Short Sales. Effect short sales of securities; or
 .    Underwriting. Underwrite securities issued by other persons, except to the extent the target series subaccounts may be deemed to be underwriters within the meaning of the Securities Act of 1933 in connection with the purchase and sale of their portfolio securities in the ordinary course of pursuing their investment programs.

In addition, as a matter of fundamental policy, each target series subaccount may engage in futures and options transactions and hold warrants.

The investment objective of each target series subaccount is also a fundamental policy and may not be changed without the necessary approval described above.

Operating Policies

As a matter of operating policy, each target series subaccount may not:
 .    Control of Companies. Invest in companies for the purpose of exercising management or control;
 .    Illiquid Securities. Purchase a security if, as a result of such purchase, more than 15% of the value of each target series subaccount's net assets would be invested in illiquid securities or other securities that are not readily marketable;
 .    Oil and Gas Programs. Purchase participations or other direct interests or enter into leases with respect to, oil, gas, other mineral exploration or development program.

Options and Futures Strategies

A target series subaccount may at times seek to hedge against either a decline in the value of its portfolio securities or an increase in the price of securities which the adviser plans to purchase through the writing and purchase of options and the purchase or sale of future contracts and related options. Expenses and losses incurred as a result of such hedging strategies will reduce a target series subaccount's current return.

The ability of a target series subaccount to engage in the options and futures strategies described below will depend on the availability of liquid markets in such instruments. It is impossible to predict the amount of trading interest that may exist in various types of options or futures. Therefore no assurance can be given that a target series subaccount will be able to utilize these instruments effectively for the purposes stated below.

Writing Covered Options on Securities.   A target series subaccount may write
--------------------------------------
covered call options and covered put options on optionable securities of the types in which it is permitted to invest from time to time as the adviser determines is appropriate in seeking to attain the target series subaccount's investment objective. Call options written by a target series subaccount give the holder the right to buy the underlying security from the target series subaccount at a stated exercise price; put options give the holder the right to sell the underlying security to the target series subaccount at a stated price.

A target series subaccount may only write call options on a covered basis or for cross-hedging purposes and will only write covered put options. A put option would be considered "covered" if the target series subaccount owns an option to sell the underlying security subject to the option having an exercise price equal to or greater than the exercise price of the "covered" option at all times while the put option is outstanding. A call option is covered if the target series subaccount owns or has the right to acquire the underlying securities subject to the call option (or comparable securities satisfying the cover requirements of securities exchanges) at all times during the option period. A call option is for cross-hedging purposes if it is not covered, but is designed to provide a hedge against another security which the target series subaccount owns or has the right to acquire. In the case of a call written for cross-hedging purposes or a put option, the target series subaccount will maintain in a segregated account at the target series subaccount's custodian bank cash or short-term U.S. government securities with a value equal to or greater than the target series subaccount's obligation under the option. A target series subaccount may also write combinations of covered puts and covered calls on the same underlying security.

A target series subaccount will receive a premium from writing an option, which increases the target series subaccount's return in the event the option expires unexercised or is terminated at a profit. The amount of the premium will reflect, among other things, the relationship of the market price of the underlying security to the exercise price of the option, the term of the option, and the volatility of the market price of the underlying security. By writing a call option, a target series subaccount will limit its opportunity to profit from any increase in the market value of the underlying security above the exercise price of the option. By writing a put option, a target series subaccount will assume the risk that it may be required to purchase the underlying security for an exercise price higher than its then current market price, resulting in a potential capital loss if the purchase price exceeds the market price plus the amount of the premium received.

A target series subaccount may terminate an option, which it has written prior to its expiration, by entering into a closing purchase transaction in which it purchases an option having the same terms as the option written. The target series subaccount will realize a profit (or loss) from such transaction if the cost of such transaction is less (or more) than the premium received from the writing of the option. Because increases in the market price of a call option will generally reflect increases in the market price of the underlying security, any loss resulting from the repurchase of a call option may be offset in whole or in part by unrealized appreciation of the underlying security owned by the target series subaccount.

Purchasing Put and Call Options on Securities.   A target series subaccount may
----------------------------------------------
purchase put options to protect its portfolio holdings in an underlying security against a decline in market value. This protection is provided during the life of the put option since the target series subaccount, as holder of the put, is able to sell the underlying security at the exercise price regardless of any decline in the underlying security's market price. For the purchase of a put option to be profitable, the market price of the underlying security must decline sufficiently below the exercise price to cover the premium and transaction costs. By using put options in this manner, any profit which the target series subaccount might otherwise have realized on the underlying security will be reduced by the premium paid for the put option and by transaction costs.

A target series subaccount may also purchase a call option to hedge against an increase in price of a security that it intends to purchase. This protection is provided during the life of the call option since the target series subaccount, as holder of the call, is able to buy the underlying security at the exercise price regardless of any increase in the underlying security's market price. For the purchase of a call option to be profitable, the market price of the underlying security must rise sufficiently above the exercise price to cover the premium and transaction costs. By using call options in this manner, any profit which the target series subaccount might have realized had it bought the underlying security at the time it purchased the call option will be reduced by the premium paid for the call option and by transaction costs.

No target series subaccount intends to purchase put or call options if, as a result of any such transaction, the aggregate cost of options held by the target series subaccount at the time of such transaction would exceed 5% of its total assets.

Limitations.   A target series subaccount will not purchase or sell futures
------------
contracts or options on futures contracts for non-hedging purposes if, as a result, the sum of the initial margin deposits on its existing futures contracts and related options positions and premiums paid for options on futures contracts would exceed 5% of the net assets of the target series subaccount unless the transaction meets certain "bona fide hedging" criteria.

Risks of Options and Futures Strategies.   The effective use of options and
----------------------------------------
futures strategies depends, among other things, on a target series subaccount's ability to terminate options and futures positions at times when the adviser deems it desirable to do so. Although a target series subaccount will not enter into an option or futures position unless the adviser believes that a liquid market exists for such option or future, there can be no assurance that a target series subaccount will be able to effect closing transactions at any particular time or at an acceptable price. The adviser generally expects that options and futures transactions for the target series subaccounts will be conducted on recognized exchanges. In certain instances, however, a target series subaccount may purchase and sell options in the over-the-counter market. The staff of the SEC considers over-the-counter options to be illiquid. A target series subaccount's ability to terminate option positions established in the over-the-counter market may be more limited than in the case of exchange traded options and may also involve the risk that securities dealers participating in such transactions would fail to meet their obligations to the target series subaccount.

The use of options and futures involves the risk of imperfect correlation between movements in options and futures prices and movements in the price of the securities that are the subject of the hedge. The successful use of these strategies also depends on the ability of the target series subaccount's adviser to forecast correctly interest rate movements and general stock market price movements. The risk increases as the composition of the securities held by the target series subaccount diverges from the composition of the relevant option or futures contract.

Securities Lending

Each target series subaccount may also lend common shares to broker-dealers and financial institutions to realize additional income. As an operating policy, the target series subaccounts will not lend common shares or other assets, if as a result, more than 33% of each subaccount's total assets would be lent to other parties. Under applicable regulatory requirements (which are subject to change), the following conditions apply to securities loans: (a) the loan must be continuously secured by liquid assets maintained on a current basis in an amount at least equal to the market value of the securities loaned; (b) each target series subaccount must receive any dividends or interest paid by the issuer on such securities; (c) each target series subaccount must have the right to call the loan and obtain the securities loaned at any time upon notice of not more than five business days, including the right to call the loan to permit voting of the securities; and (d) each target series subaccount must receive either interest from the investment of collateral or a fixed fee from the borrower.

Securities loaned by a target series subaccount remain subject to fluctuations in market value. A target series subaccount may pay reasonable finders, custodian and administrative fees in connection with a loan. Securities lending, as with other extensions of credit, involves the risk that the borrower may default. Although securities loans will be fully collateralized at all times, a target series subaccount may experience delays in, or be prevented from, recovering the collateral. During the period that the target series subaccount seeks to enforce its rights against the borrower, the collateral and the securities loaned remain subject to fluctuations in market value. The target series subaccounts do not have the right to vote securities on loan, but would terminate the loan and regain the right to vote if it were considered important with respect to the investment. A target series subaccount may also incur expenses in enforcing its rights. If a target series subaccount has sold a loaned security, it may not be able to settle the sale of the security and may incur potential liability to the buyer of the security on loan for its costs to cover the purchase.

Tax Limitation

Section 817(h) of the Code provides that in order for a variable contract which is based on a segregated asset account to qualify as an annuity contract under the Code, the investments made by such account must be "adequately diversified" in accordance with Treasury regulations. The Treasury regulations issued under
Section 817(h) (Treas. Reg.(S)1.817-5) apply a diversification requirement to each of the target series subaccounts. To qualify as "adequately diversified," each subaccount may have:
     . No more than 55% of the value of its total assets represented by any one investment;
     . No more than 70% of the value of its total assets represented by any two investments;
     . No more than 80% of the value of its total assets represented by any three investments; and
     . No more than 90% of the value of its total assets represented by any four investments.

The target account, through the target series subaccounts, intends to comply with the section 817(h) diversification requirements. PFL has entered into an agreement with the manager, who in turn, has entered into a contract with the adviser, that requires the target series subaccounts be operated in compliance with Treasury regulations. Therefore, each target series subaccount may deviate from its stated strategy to the extent necessary to comply with these requirements.

                               PUBLISHED RATINGS

PFL may from time to time publish in advertisements, sales literature and reports to owners, the ratings and other information assigned to it by one or more independent rating organizations such as A.M. Best Company, Standard & Poor's Insurance Ratings Services, Moody's Investors Service and Duff & Phelps Credit Rating Co. The purpose of the ratings is to reflect the financial strength and/or claims-paying ability of PFL. The ratings should not be considered as bearing on the investment performance of assets held in the mutual fund account or the target account or of the safety or riskiness of an investment in the mutual fund account or the target account. Each year the A.M. Best Company reviews the financial status of thousands of insurers, culminating in the assignment of Best's Ratings. These ratings reflect their current opinion of the relative financial strength and operating performance of an insurance company in comparison to the norms of the life/health insurance industry. In addition, the claims-paying ability of PFL as measured by Standard & Poor's Insurance Ratings Services, Moody's Investors Service or Duff & Phelps Credit Rating Co. may be referred to in advertisements or sales literature or in reports to owners. These ratings are opinions of an operating insurance company's financial capacity to meet the obligations of its insurance policies in accordance with their terms. Claims-paying ability ratings do not refer to an insurer's ability to meet non-policy obligations (i.e., debt/commercial paper).

                            STATE REGULATION OF PFL

PFL is subject to the laws of Iowa governing insurance companies and to regulation by the Iowa Division of Insurance. An annual statement in a prescribed form is filed with the Division of Insurance each year covering the operation of PFL for the preceding year and its financial condition as of the end of such year. Regulation by the Division of Insurance includes periodic examination to determine PFL's contract liabilities and reserves so that the Division may determine the items are correct. PFL's books and accounts are subject to review by the Division of Insurance at all times and a full examination of its operations is conducted periodically by the National Association of Insurance Commissioners. In addition, PFL is subject to regulation under the insurance laws of other jurisdictions in which it may operate.

                                 ADMINISTRATION

PFL performs administrative services for the policy. These services include issuance of the policy, maintenance of records concerning the policy, and certain valuation services.

                              RECORDS AND REPORTS

All records and accounts relating to the mutual fund account and the target account will be maintained by PFL. As presently required by the 1940 Act, and regulations promulgated thereunder, PFL will mail to all owners at their last known address of record, at least annually, reports containing such information as may be required under that Act or by any other applicable law or regulation. Owners will also receive confirmation of each financial transaction and any other reports required by law or regulation.

                          DISTRIBUTION OF THE POLICIES

The policies are offered to the public through brokers licensed under the federal securities laws and state insurance laws. The offering of the policies is continuous and PFL does not anticipate discontinuing the offering of the policies, however, PFL reserves the right to do so.

AFSG Securities Corporation, an affiliate of PFL, is the principal underwriter of the policies and may enter into agreements with broker-dealers for the distribution of the policies. Distribution of the policies had not begun as of the date of this SAI.

The target account has adopted a distribution plan in accordance with Rule 12b-1 under the 1940 Act for the distribution financing charge (the "distribution plan"). The distribution plan has been approved by a majority of the disinterested members of the Board of Managers of the target account. The distribution plan is designed to partially compensate PFL for the cost of distributing the policies. Charges under the distribution plan will be used to support marketing efforts, training of representatives and reimbursement of expenses incurred by broker/dealers who sell the policies, and will be based on a percentage of the daily net assets of the target account. The distribution plan may be terminated at any time by a vote of a majority of the disinterested members of the target account's Board of Managers, or by a vote of the majority of its outstanding shares.

                                 VOTING RIGHTS

The Mutual Fund Account

To the extent required by law, PFL will vote the underlying funds' shares held by the mutual fund account at regular and special shareholder meetings of the underlying funds in accordance with instructions received from persons having voting interests in the portfolios, although the underlying funds do not hold regular annual shareholder meetings. If, however, the 1940 Act or any regulation thereunder should be amended or if the present interpretation thereof should change, and as a result PFL determines that it is permitted to vote the underlying fund shares in its own right, it may elect to do so.

Before the annuity commencement date, you hold the voting interest in the selected portfolios. The number of votes that you have the right to instruct will be calculated separately for each subaccount. The number of votes that you have the right to instruct for a particular subaccount will be determined by dividing your policy value in the subaccount by the net asset value per share of the corresponding portfolio in which the subaccount invests. Fractional shares will be counted.

After the annuity commencement date, the person receiving annuity payments has the voting interest, and the number of votes decreases as annuity payments are made and as the reserves for the policy decrease. The person's number of votes will be determined by dividing the reserve for the policy allocated to the applicable subaccount by the net asset value per share of the corresponding portfolio. Fractional shares will be counted.

The number of votes that you or the person receiving income payments has the right to instruct will be determined as of the date established by the underlying fund for determining shareholders eligible to vote at the meeting of the underlying fund. PFL will solicit voting instructions by sending you, or other persons entitled to vote, written requests for instructions prior to that meeting in accordance with procedures established by the underlying fund. Portfolio shares as to which no timely instructions are received and shares held by PFL in which you, or other persons entitled to vote, have no beneficial interest will be voted in proportion to the voting instructions that are received with respect to all policies participating in the same subaccount.

Each person having a voting interest in a subaccount will receive proxy material, reports, and other materials relating to the appropriate portfolio.

The Target Account

The target account is the legal owner of the common stock held in the subaccounts and as such has the right to vote upon any matter that may be voted by shareholders. However, you or persons receiving income payments may vote on certain aspects of the governance of the subaccounts. Matters on which persons holding voting interests may vote include the following: (1) approval of any change in the investment advisory agreement corresponding to a subaccount; (2) any change in the fundamental investment policies of a subaccount; or (3) any other matter requiring a vote of persons holding voting interests in the subaccount. With respect to approval of the investment advisory agreements or any change in a fundamental investment policy, owners participating in that subaccount will vote separately on the matter pursuant to the requirements of Rule 18f-2 under the 1940 Act.

Before the annuity commencement date, you hold the voting interest in the selected subaccounts. The number of votes that you have will be calculated separately for each subaccount. The number of votes that you have for a subaccount will be determined by dividing your policy value in the subaccount into the total assets of the subaccount and multiplying this by the total number of votes.

After the annuity commencement date, the person receiving annuity payments has the voting interest, and the number of votes decreases as annuity payments are made and as the reserves for the policy decrease. The person's number of votes will be determined by dividing the reserve for the policy allocated to the applicable subaccount into the total assets of the subaccount and multiplying this by the total number of votes.

PFL does not intend to hold annual or other periodic meetings of owners. PFL will solicit proxies by sending you (or other persons entitled to vote) written requests for proxies prior to the vote. Where timely proxies are not received, the voting interests will be voted in proportion to the proxies that are received with respect to all policies participating in the same subaccount.

PFL may, if required by state insurance officials, disregard proxies which would require voting to cause a change in the subclassification or investment objectives or policies of one or more of the subaccounts, or to approve or disapprove an investment adviser or principal underwriter for one or more of the subaccounts. In addition, PFL may disregard proxies that would require changes in the investment objectives or policies of any subaccount or in an investment adviser or principal underwriter, if PFL reasonably disapproves those changes in accordance with applicable federal regulations. If PFL disregards proxies, it will advise those persons who may give proxies of that action and its reasons for the action in the next semiannual report.

                                 OTHER PRODUCTS

PFL makes other variable annuities available that may also be funded through the mutual fund account and/or the target account. These variable annuities may have different features, such as different investment options or charges.

                               CUSTODY OF ASSETS

The assets of each of the mutual fund subaccounts and the target series subaccounts are held by PFL. The assets of each of the subaccounts are segregated and held separate and apart from the assets of the other subaccounts and from PFL's general account assets. PFL maintains records of all purchases and redemptions of shares of the underlying funds held by each of the subaccounts, and of all purchases and sales of common stock held by each of the target series subaccounts. Additional protection for the assets of the mutual fund account and the target account is afforded by PFL's fidelity bond, presently in the amount of $5,000,000, covering the acts of officers and employees of PFL.

                                 LEGAL MATTERS

Sutherland Asbill & Brennan LLP, of Washington D.C. has provided legal advice to PFL relating to certain matters under the federal securities laws applicable to the issue and sale of the policies.

                              INDEPENDENT AUDITORS

The statutory-basis financial statements and schedules of PFL as of December 31, 1999 and 1998, and for each of the three years in the period ended December 31, 1999, included in this SAI have been audited by Ernst & Young LLP, Independent Auditors, 801 Grand Avenue, Suite 3400, Des Moines, Iowa 50309. There are no financial statements of the mutual fund account because it had not commenced operations as of December 31, 1999.

The financial statements of the PFL Endeavor Target Account as of December 31, 1999, and for each of the two years in the period then ended, included in this Statement of Additional Information have been audited by Ernst & Young LLP.

                               OTHER INFORMATION

A registration statement has been filed with the Securities and Exchange Commission, under the Securities Act of 1933 as amended, with respect to the policies discussed in this SAI. Not all of the information set forth in the Registration Statement, amendments and exhibits thereto has been included in the prospectus or this SAI. Statements contained in the prospectus and this SAI concerning the content of the policies and other legal instruments are intended to be summaries. For a complete statement of the terms of these documents, reference should be made to the instruments filed with the Securities and Exchange Commission.

                              FINANCIAL STATEMENTS

The values of your interest in the mutual fund account or the target account will be affected solely by the investment results of the selected subaccount(s). The statutory-basis financial statements of PFL, which are included in this SAI, should be considered only as bearing on the ability of PFL to meet its obligations under the policies. They should not be considered as bearing on the investment performance of the assets held in the mutual fund account or the target account.

PART C    OTHER INFORMATION

Item 24.  Financial Statements and Exhibits

     (a)  Financial Statements

          All required financial statements are included in Part B of this Registration Statement.

     (b)  Exhibits:

          (1)  (a)    Resolution of the Board of Directors of PFL Life Insurance
                      Company authorizing establishment of the Mutual Fund
                      Account. Note 5.

          (2)         Not Applicable.

          (3)  (a)    Principal Underwriting Agreement by and between PFL Life
                      Insurance Company, on its own behalf and on the behalf of the Mutual Fund Account, and AFSG Securities Corporation.
                      Note 5.

               (b) Form of Broker/Dealer Supervision and Sales Agreement by and between AFSG Securities Corporation and the Broker/Dealer. Note 5.

          (4)  (a)    Form of Group Master Policy and Optional Riders for the
                      Access Variable Annuity. Note 6.

               (b)    Form of Group Certificate for the Access Variable Annuity.
                      Note 6.

               (c)    Form of Individual Policy for the Access Variable Annuity.
                      Note 5.

          (5)  (a)    Form of Group Master Application for the Access Variable
                      Annuity. Note 6.

               (b) Form of Group Certificate Enrollment Application for the Access Variable Annuity. Note 6.

               (c) Form of Individual Application for the Access Variable Annuity. Note 5.

          (6)  (a)    Articles of Incorporation of PFL Life Insurance Company.
                      Note 5.

               (b)    ByLaws of PFL Life Insurance Company. Note 5.

          (7)         Not Applicable.

          (8)  (a)    Participation Agreement by and between PFL Life Insurance
                      Company, Endeavor Management Co. and Endeavor Series
                      Trust. Note 1.

               (a)(1) Amendment No. 6 to Participation Agreement by and between
                      PFL Life Insurance Company, Endeavor Management Co. and Endeavor Series Trust. Note 5.

               (b) Participation Agreement among WRL Series Fund, Inc., Western Reserve Life Assurance Co. of Ohio, and PFL Life Insurance Company, and Addendums thereof. Note 2.

               (b)(1) Amendment No. 12 to Participation Agreement among WRL
                      Series Fund, Inc., PFL Life Insurance Company, AUSA Life Insurance Company, Inc., and Peoples Benefit Life Insurance Company. Note 5.

               (c) Participation Agreement by and between PFL Life Insurance Company and Transamerica Variable Insurance Fund, Inc.
                      Note 6.

               (d) Participation Agreement by and between Variable Insurance Product Funds and Variable Insurance Products Fund II, Fidelity Distributors Corporation, and PFL Life Insurance Company, and Addendums thereto. Note 3.

               (d)(1) Amended Schedule A to Participation Agreement by and
                      between Variable Insurance Product Funds and Variable Insurance Products Fund II, Fidelity Distributors Corporation, and PFL Life Insurance Company. Note 6

               (e) Participation Agreement between Variable Insurance Products Fund III, Fidelity Distributors Corporation, and PFL Life Insurance Company. Note 4.

               (e)(1) Amended Schedule A to Participation Agreement between
                      Variable Insurance Products Fund III, Fidelity Distributors Corporation, and PFL Life Insurance Company.
                      Note 6

          (9)         Opinion and Consent of Counsel. Note 6.

          (10) (a)    Consent of Independent Auditors. Note 6.

          (10) (b)    Opinion and Consent of Actuary. Note 6.

          (11)        Not applicable.

          (12)        Not applicable.

          (13)        Performance Data Calculations. Note 6.

          (14) Powers of Attorney. (P.S. Baird, C.D. Vermie, W.L. Busler, L.N. Norman, D.C. Kolsrud, R.J. Kontz, B.K. Clancy) Note 5.

Note 1. Incorporated herein by reference to the Endeavor Series Trust Post-Effective Amendment No. 14, Exhibit No. 6 (File No. 33-27352), filed on April 29, 1996.

Note 2. Incorporated herein by reference to the Atlas Portfolio Builder Variable Annuity filing of Post-Effective Amendment No. 1 to Form N-4 Registration Statement (File No. 333-26209) on April 29, 1998.

Note 3. Incorporated by reference to Pre-Effective Amendment No. 1 to Form N-4 Registration Statement (File No. 333-7509) on December 6, 1996.

Note 4. Incorporated by reference to Post-Effective Amendment No. 1 to Form N-4 Registration Statement (File No. 333-7509) on April 29, 1997.

Note 5.   Filed herewith.

Note 6.   To be filed by Amendment.

Item 25.  Directors and Officers of the Depositor (PFL Life Insurance Company)


Name and Business Address                       Principal Positions and Offices with Depositor
-------------------------                        ---------------------------------------------
William L. Busler                               Director, Chairman of the Board and President
4333 Edgewood Road, N.E.
Cedar Rapids, Iowa 52499-0001

Patrick S. Baird                                Director, Senior Vice President and Chief
4333 Edgewood Road, N.E.                        Operating Officer
Cedar Rapids, Iowa 52499-0001

Craig D. Vermie                                 Director, Vice President, Secretary and
4333 Edgewood Road, N.E.                        General Counsel
Cedar Rapids, Iowa 52499-0001

Douglas C. Kolsrud                              Director, Senior Vice President, Chief
4333 Edgewood Road, N.E.                        Investment Officer and Corporate Actuary
Cedar Rapids, Iowa 52499-0001

Larry N. Norman                                 Director and Executive Vice President
4333 Edgewood Road, N.E.
Cedar Rapids, Iowa 52499-0001

Robert J. Kontz                                 Vice President and Corporate Controller
4333 Edgewood Road, N.E.
Cedar Rapids, Iowa 52499-0001

Brenda K. Clancy                                Vice President, Treasurer and Chief Financial
4333 Edgewood Road, N.E.                        Officer
Cedar Rapids, Iowa 52499-0001


Item 26. Persons Controlled by or Under Common Control with the Depositor or Registrant

                                  Jurisdiction of       Percent of Voting
Name                               Incorporation        Securities Owned             Business
----                               -------------        ----------------             --------
AEGON N.V.                        Netherlands           53.63% of Vereniging         Holding company
                                  Corporation           AEGON Netherlands
                                                        Membership Association

Groninger Financieringen B.V.     Netherlands           100% of AEGON N.V.           Holding company
                                  Corporation           Netherlands Corporation

AEGON Netherland N.V.             Netherlands           100% of AEGON N.V.           Holding company
                                  Corporation           Netherlands Corporation

AEGON Nevak Holding B.V.          Netherlands           100% of AEGON N.V.           Holding company
                                  Corporation           Netherlands Corporation

AEGON International N.V.          Netherlands           100% of AEGON N.V.           Holding company
                                  Corporation           Netherlands Corporation


Voting Trust                 Delaware                                      Voting Trust
Trustees:
K.J. Storm
Donald J. Shepard
H.B. Van Wijk
Dennis Hersch

AEGON U.S. Holding           Delaware         100% of Voting Trust         Holding company
Corporation

Short Hills Management       New Jersey       100% of AEGON U.S.           Holding company
Company                                       Holding Corporation

CORPA Reinsurance            New York         100% of AEGON U.S.           Holding company
Company                                                                    Holding Corporation

AEGON Management             Indiana          100% of AEGON U.S.           Holding company
Company                                                                    Holding Corporation

RCC North America Inc.       Delaware         100% of AEGON U.S.           Holding company
                                                                           Holding Corporation

AEGON USA, Inc.              Iowa             100% AEGON U.S.              Holding company
                                                                           Holding Corporation

AUSA Holding Company         Maryland         100% AEGON USA, Inc.         Holding company

Monumental General           Maryland         100% AUSA Holding Co.        Holding company
Insurance Group, Inc.

Trip Mate Insurance          Kansas           100% Monumental General      Sale/admin. of travel
Agency, Inc.                                  Insurance Group, Inc.        insurance

Monumental General           Maryland         100% Monumental General      Provides management
Administrators, Inc.                          Insurance Group, Inc.        srvcs. to unaffiliated
                                                                           third party
                                                                           administrator

Executive Management and     Maryland         100% Monumental General      Provides actuarial
Consultant Services, Inc.                     Administrators, Inc.         consulting services

Monumental General Mass      Maryland         100% Monumental General      Marketing arm for
Marketing, Inc.                               Insurance Group, Inc.        sale of mass marketed
                                                                           insurance coverages

Diversified Investment       Delaware         100% AUSA Holding Co.        Registered investment
Advisors, Inc.                                                             advisor

Diversified Investors        Delaware         100% Diversified Investment  Broker-Dealer
Securities Corp.                                                           Advisors, Inc.

AEGON USA Securities, Inc.   Iowa             100% AUSA Holding Co.        Broker-Dealer


Supplemental Ins.                    Tennessee          100% AUSA Holding Co.               Insurance
Division, Inc.

Creditor Resources, Inc.             Michigan           100% AUSA Holding Co.               Credit insurance

CRC Creditor Resources               Canada             100% Creditor Resources, Inc.       Insurance agency
Canadian Dealer Network Inc.

AEGON USA Investment                 Iowa               100% AUSA Holding Co.               Investment advisor
Management, Inc.

AEGON USA Realty                     Iowa               100% AUSA Holding Co.               Provides real estate
Advisors, Inc.                                                                              administrative and real
                                                                                            estate investment
                                                                                            services

Quantra Corporation                  Delaware           100% AEGON USA Realty               Real estate and financial
                                                        Advisors, Inc.                      software production and
                                                                                            sales

Quantra Software Corporation         Delaware           100% Quantra Corporation            Manufacture and sell
                                                                                            mortgage loan and
                                                                                            security
                                                                                            management software

Landauer Realty Advisors, Inc.       Iowa               100% AEGON USA Realty               Real estate counseling
                                                                                            Advisors, Inc.

Landauer Associates, Inc.            Delaware           100% AEGON USA Realty               Real estate counseling
                                                                                            Advisors, Inc.

Realty Information                   Iowa               100% AEGON USA Realty               Information Systems for
Systems, Inc.                                           Advisors, Inc.                      real estate investment
                                                                                            management

AEGON USA Realty                     Iowa               100% AEGON USA                      Real estate management
Management, Inc                                         Realty Advisors, Inc.

USP Real Estate Investment Trust     Iowa               21.89% First AUSA Life              Real estate investment
                                                        Ins. Co , 13.11% PFL Life           trust
                                                        Ins. Co. 4.86% Bankers
                                                        United Life Assurance Co.

RCC Properties Limited               Iowa               AEGON USA Realty                    Limited Partnership
Partnership                                             Advisors Inc. is General
                                                        Partner and 5% owner.

AUSA Financial Markets, Inc.         Iowa               100% AUSA Holding Co.               Marketing

Endeavor Investment                  California         49.9% AUSA Financial                General Partnership
Advisors                                                                                    Markets, Inc.

Universal Benefits                   Iowa               100% AUSA Holding Co.               Third party administrator
Corporation


Investors Warranty of                Iowa               100% AUSA Holding Co.               Provider of automobile
America, Inc.                                                                               extended maintenance
                                                                                            contracts

Massachusetts Fidelity               Iowa               100% AUSA Holding Co.               Trust company
Trust Co.

Money Services, Inc.                 Delaware           100% AUSA Holding Co.               Provides financial
                                                                                            counseling for employees
                                                                                            and agents of affiliated
                                                                                            companies

Zahorik Company, Inc.                California         100% AUSA Holding Co.               Broker-Dealer

ZCI, Inc.                            Alabama            100% Zahorik Company, Inc.          Insurance agency

AEGON Asset Management               Delaware           100% AUSA Holding Co.               Registered investment
Services, Inc.                                                                              advisor

Intersecurities, Inc.                Delaware           100% AUSA Holding Co.               Broker-Dealer

Associated Mariner                   Michigan           100% Intersecurities, Inc.          Holding co./management
Financial Group, Inc.                                                                       services

Mariner Financial                    Michigan           100% Associated Mariner             Broker/Dealer
Services, Inc.                                          Financial Group, Inc.

Mariner Planning                     Michigan           100% Mariner Financial              Financial planning
Corporation                                             Services, Inc.

Associated Mariner Agency, Inc.      Michigan           100% Associated Mariner             Insurance agency
                                                        Financial Group, Inc.

Associated Mariner Agency            Hawaii             100% Associated Mariner             Insurance agency
of Hawaii, Inc.                                         Agency, Inc.

Associated Mariner Ins.              Massachusetts      100% Associated Mariner             Insurance agency
Agency of Massachusetts, Inc.                           Agency, Inc.

Associated Mariner Agency            Ohio               100% Associated Mariner             Insurance agency
Ohio, Inc.                                              Agency, Inc.

Associated Mariner Agency            Texas              100% Associated Mariner             Insurance agency
Texas, Inc.                                             Agency, Inc.

Associated Mariner Agency            New Mexico         100% Associated Mariner             Insurance agency
New Mexico, Inc.                                        Agency, Inc.

Mariner Mortgage Corp.               Michigan           100% Associated Mariner             Mortgage origination
                                                        Financial Group, Inc.

Idex Investor Services, Inc.         Florida            100% AUSA Holding Co.               Shareholder services

Idex Management, Inc.                Delaware           50% AUSA Holding Co.                Investment advisor


                                                                                         50% Janus Capital Corp.

IDEX Series Fund                      Massachusetts         Various                      Mutual fund

First AUSA Life Insurance             Maryland              100% AEGON USA, Inc.         Insurance holding Company
                                                            company

AUSA Life Insurance                   New York              100% First AUSA Life         Insurance
Company, Inc.                                               Insurance Company

Life Investors Insurance              Iowa                  100% First AUSA Life         Insurance
Company of America                                          Ins. Co.

Life Investors Alliance, LLC          Delaware              100% LIICA                   Purchases, own, and hold
                                                                                         the equity interest of
                                                                                         other entities

Bankers United Life                   Iowa                  100% Life Investors Ins.     Insurance
Assurance Company                                           Company of America

Life Investors Agency                 Iowa                  100% Life Investors Ins.     Marketing
Group, Inc.                                                 Company of America

PFL Life Insurance Company            Iowa                  100% First AUSA Life         Insurance
                                                            Ins. Co.

AEGON Financial Services              Minnesota             100% PFL Life Insurance Co.  Marketing
Group, Inc.

AEGON Assignment                      Kentucky              100% AEGON Financial         Administrator of
Corporation                                                 Services Group, Inc.         structured
of Kentucky                                                                              settlements

AEGON Assignment                      Illinois              100% AEGON Financial         Administrator of
Corporation                                                 Services Group               structured
                                                                                         settlements

Southwest Equity Life Ins. Co.        Arizona               100% of Common Voting        Insurance
                                                            Stock
                                                            First AUSA Life Ins. Co.

Iowa Fidelity Life                    Arizona               100% of Common Voting        Insurance
Insurance Co.                                               Stock
                                                            First AUSA Life Ins. Co.

Western Reserve Life                  Ohio                  100% First AUSA Life         Insurance
Assurance Co. of Ohio                                       Ins. Co.

WRL Series Fund, Inc.                 Maryland              Various                      Mutual fund

WRL Investment Services, Inc.         Florida               100% Western Reserve Life    Provides administration for
                                                            Assurance Co. of Ohio        affiliated mutual fund

WRL Investment                        Florida               100% Western Reserve Life    Registered investment
Management, Inc.                                            Assurance Co. of Ohio        advisor


AEGON Equity Group, Inc.               Florida                 100% Western Reserve Life    Insurance agency
                                                               Assurance Co. of Ohio

ISI Insurance Agency, Inc.             California              100% Western Reserve Life    Insurance agency
                                                               Assurance Co. of Ohio

ISI Insurance Agency                   Ohio                    100% ISI Insurance           Insurance agency
of Ohio, Inc.                                                  Agency Inc.

ISI Insurance Agency                   Texas                   100% ISI Insurance           Insurance agency
of Texas, Inc.                                                 Agency Inc.

ISI Insurance Agency                   Massachusetts           100% ISI Insurance           Insurance Agency
of Massachusetts, Inc.                                         Agency Inc.

Monumental Life Insurance Co.          Maryland                100% First AUSA Life         Insurance
                                                               Ins. Co.

AEGON Special Markets                  Maryland                100% Monumental Life         Marketing
Group, Inc.                                                    Ins. Co.

Monumental General                     Maryland                100% First AUSA Life         Insurance
Casualty Co.                                                   Ins. Co.

United Financial Services, Inc.        Maryland                100% First AUSA Life         General agency
                                                               Ins. Co.

Bankers Financial Life Ins. Co.        Arizona                 100% First AUSA Life         Insurance
                                                               Ins. Co.

The Whitestone Corporation             Maryland                100% First AUSA Life         Insurance agency
                                                               Ins. Co.

Cadet Holding Corp.                    Iowa                    100% First AUSA Life         Holding company
                                                               Ins. Co.

Commonwealth General                   Delaware                100% AEGON USA, Inc.         Holding company
Corporation ("CGC")

PB Series Trust                        Massachusetts           N/A                          Mutual fund

Monumental Agency Group, Inc.          Kentucky                100% CGC                     Provider of srvcs. to ins.
                                                                                            cos.

Benefit Plans, Inc.                    Delaware                100% CGC                     TPA for Peoples Security
Life Insurance Company

Durco Agency, Inc.                     Virginia                100% Benefit Plans, Inc.     General agent

Commonwealth General.                  Kentucky                100% CGC                     Administrator of structured
Assignment Corporation                                                                      settlements

AFSG Securities Corporation            Pennsylvania            100% CGC                     Broker-Dealer


PB Investment Advisors, Inc.       Delaware         100% CGC                        Registered investment
                                                                                    advisor

Diversified Financial              Delaware         100% CGC                        Provider of investment,
Products Inc.                                                                       marketing and admin.
                                                                                    services to ins. cos.

AEGON USA Real Estate              Delaware         100% Diversified Financial      Real estate and mortgage
Services, Inc.                                      Products Inc                    holding company

Capital Real Estate                Delaware         100% CGC                        Furniture and equipment
Development Corporation                                                             lessor

Capital General Development        Delaware         100% CGC                        Holding company
Corporation

Ammest Realty Corporation          Texas            100% Peoples Security Life      Special purpose
                                                    Insurance Company               subsidiary

JMH Operating Company, Inc.        Mississippi      100% Peoples Security Life      Real estate holdings
                                                    Insurance Company

Independence Automobile            Florida          100% Capital Security           Automobile Club
Association, Inc.                                   Life Insurance Company

Independence Automobile            Georgia          100% Capital Security           Automobile Club
Club, Inc.                                          Life Insurance Company

Capital 200 Block                  Delaware         100% CGC                        Real estate holdings
Corporation

Capital Broadway Corporation       Kentucky         100% CGC                        Real estate holdings

Southlife, Inc.                    Tennessee        100% CGC                        Investment subsidiary

Ampac Insurance Agency, Inc.       Pennsylvania     100% CGC                        Provider of management
(EIN 23-1720755)                                                                    support services

National Home Life                  Pennsylvania     100% Ampac Insurance           Special-purpose
Corporation                                          Agency, Inc.                   subsidiary

Compass Rose Development            Pennsylvania     100% Ampac Insurance           Special-purpose
Corporation                                          Agency, Inc.                   subsidiary

Frazer Association                  Illinois         100% Ampac Insurance           TPA License-holder
Consultants, Inc.                                    Agency, Inc.

Valley Forge Associates, Inc.       Pennsylvania     100% Ampac Insurance           Furniture & equipment
                                                     Agency, Inc.                   lessor

Veterans Benefits Plans, Inc.       Pennsylvania     100% Ampac Insurance           Administrator of group
                                                     Agency, Inc.                   insurance programs


Veterans Insurance                      Delaware         100% Ampac Insurance         Special-purpose
Services, Inc.                                           Agency, Inc.                 subsidiary

Academy Insurance Group, Inc.           Delaware         100% CGC                     Holding company

Academy Life Insurance Co.              Missouri         100% Academy Insurance       Insurance company
                                                         Group, Inc.

Pension Life Insurance                  New Jersey       100% Academy Insurance       Insurance company
Company of America                                       Group, Inc.

Academy Services, Inc.                  Delaware         100% Academy Insurance       Special-purpose
                                                         Group, Inc.                  subsidiary

Ammest Development Corp. Inc.           Kansas           100% Academy Insurance       Special-purpose
                                                         Group, Inc.                  subsidiary

Ammest Insurance Agency, Inc.           California       100% Academy Insurance       General agent
                                                         Group, Inc.

Ammest Massachusetts                    Massachusetts    100% Academy Insurance       Special-purpose
Insurance Agency, Inc.                                   Group, Inc.                  subsidiary

Ammest Realty, Inc.                     Pennsylvania     100% Academy Insurance       Special-purpose
                                                         Group, Inc.                  subsidiary

Ampac, Inc.                             Texas            100% Academy Insurance       Managing general agent
                                                         Group, Inc.

Ampac Insurance Agency, Inc.            Pennsylvania     100% Academy Insurance       Special-purpose
(EIN 23-2364438)                                         Group, Inc.                  subsidiary

Data/Mark Services, Inc.                Delaware         100% Academy Insurance       Provider of mgmt.
                                                         Group, Inc.                  services

Force Financial Group, Inc.             Delaware         100% Academy Insurance       Special-purpose
                                                         Group, Inc.                  subsidiary

Force Financial Services, Inc.          Massachusetts    100% Force Fin. Group, Inc.  Special-purpose
                                                                                      subsidiary

Military Associates, Inc.               Pennsylvania     100% Academy Insurance       Special-purpose
                                                         Group, Inc.                  subsidiary

NCOA Motor Club, Inc.                   Georgia          100% Academy Insurance       Automobile club
                                                         Group, Inc.

NCOAA Management Company                Texas            100% Academy Insurance       Special-purpose
                                                         Group, Inc.                  subsidiary

Unicom Administrative                   Pennsylvania     100% Academy Insurance       Provider of admin.
Services, Inc.                                           Group, Inc.                  services

Unicom Administrative                   Germany          100% Unicom Administrative   Provider of admin.


Services, GmbH                                             Services, Inc.                    services

Capital Liberty, L.P.                  Delaware            79.2% Commonwealth Life           Holding Company
                                                           Insurance Company
                                                           19.8% Peoples Security Life
                                                           Insurance Company
                                                           1% CGC

Commonwealth General LLC               Turks &             100% CGC                          Special-purpose subsidiary
                                       Caicos Islands

Peoples Benefit Life                   Missouri            3.7% CGC                          Insurance company
Insurance Company                                          20% Capital Liberty, L.P.
                                                           76.3% Monumental Life
                                                           Insurance Co.

Veterans Life Insurance Co.            Illinois            100% Peoples Benefit              Insurance company
                                                           Life Insurance Company

Peoples Benefit Services, Inc.         Pennsylvania        100% Veterans Life Ins. Co.       Special-purpose subsidiary

   Item 27. Number of Contract Owners

   As of December 31, 1999, there were no Contract owners.

   Item 28. Indemnification

   The Iowa Code (Sections 490.850 et. seq.) provides for permissive
                                   --------
   indemnification in certain situations, mandatory indemnification in other situations, and prohibits indemnification in certain situations. The Code also specifies producers for determining when indemnification payments can be made.

   Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Depositor pursuant to the foregoing provisions, or otherwise, the Depositor has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Depositor of expenses incurred or paid by a director, officer or controlling person in connection with the securities being registered), the Depositor will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

   Item 29. Principal Underwriters

            AFSG Securities Corporation
            4333 Edgewood Road, N.E.
            Cedar Rapids, Iowa 52499-0001

   The directors and officers of AFSG Securities Corporation are as follows:

   Larry N. Norman                Sarah J. Strange
   Director and President         Director and Vice President

   Frank A. Camp                  Bob Warner

Director and Secretary         Assistant Compliance Officer

Lisa Wachendorf                Linda Gilmer
Vice President and             Treasurer/Controller
Chief Compliance Officer

Debra C. Cubero                Priscilla Hechler
Vice President                 Assistant Vice President and Assistant Secretary

Emily Bates                    Thomas Pierpan
Assistant Treasurer            Assistant Vice President and Assistant Secretary

Clifton Flenniken              Darin D. Smith
Assistant Treasurer            Assistant Vice President and Assistant Secretary

The principal business address of each person listed is AFSG Securities Corporation, 4333 Edgewood Road, N.E., Cedar Rapids, IA 52499-0001.



Commissions and Other Compensation Received by Principal Underwriter.
--------------------------------------------------------------------

AFSG Securities Corporation, the broker/dealer, received $0 from the Registrant for the year ending December 31, 1999, for its services in distributing the Policies. No other commission or compensation was received by the principal underwriter, directly or indirectly, from the Registrant during the fiscal year.

AFSG Securities Corporation serves as the principal underwriter for the PFL Endeavor Variable Annuity Account, the PFL Endeavor Platinum Variable Annuity Account, the PFL Retirement Builder Variable Annuity Account, the PFL Life Variable Annuity Account A, the PFL Life Variable Annuity Account C, the PFL Life Variable Annuity Account D, the PFL Wright Variable Annuity Account and the AUSA Endeavor Variable Annuity Account. These accounts are separate accounts of PFL Life Insurance Company or AUSA Life Insurance Company, Inc. AFSG Securities Corporation also serves as principal underwriter for Separate Account I, Separate Account II, Separate Account IV and Separate Account V of Peoples Benefit Life Insurance Company, and for Separate Account B and Separate Account C of AUSA Life Insurance Company, Inc.

Item 30. Location of Accounts and Records

The records required to be maintained by Section 31(a) of the Investment Company Act of 1940 and Rules 31a-1 to 31a-3 promulgated thereunder, are maintained by PFL Life Insurance Company at 4333 Edgewood Road, N.E., Cedar Rapids, Iowa 52499-0001.

Item 31.  Management Services.

All management Contracts are discussed in Part A or Part B.

Item 32. Undertakings

(a) Registrant undertakes that it will file a post-effective amendment to this registration statement as frequently as necessary to ensure that the audited financial statements in the registration statement are never more than 16 months old for so long as Premiums under the Contract may be accepted.

(b) Registrant undertakes that it will include either (i) a postcard or similar written communication affixed to or included in the Prospectus that the applicant can remove to send for a Statement of Additional

     Information or (ii) a space in the Policy application that an applicant can check to request a Statement of Additional Information.

(c) Registrant undertakes to deliver any Statement of Additional Information and any financial statements required to be made available under this Form promptly upon written or oral request to PFL at the address or phone number listed in the Prospectus.

(d) PFL Life Insurance Company hereby represents that the fees and charges deducted under the contracts, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by PFL Life Insurance Company.

                                   SIGNATURES

As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has caused this Registration Statement to be signed on its behalf, in the City of Cedar Rapids and State of Iowa, on this 11th day of

January, 2000.


                                    PFL LIFE VARIABLE
                                    ANNUITY ACCOUNT D

                                    PFL LIFE INSURANCE COMPANY
                                    Depositor

                                    /s/  William L. Busler
                                    ---------------------------
                                    William L. Busler
                                    President

As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the duties indicated.


Signatures                             Title                     Date
----------                             -----                     ----


/s/  Patrick S. Baird      Director                       January 11, 2000
-------------------------
Patrick S. Baird

/s/  Craig D. Vermie       Director                       January 11, 2000
-------------------------
Craig D. Vermie

/s/  William L. Busler     Director                       January 11, 2000
-------------------------  (Principal Executive Officer)
William L. Busler

/s/  Larry N. Norman       Director                       January 11, 2000
-------------------------
Larry N. Norman

/s/  Douglas C. Kolsrud    Director                       January 11, 2000
-------------------------
Douglas C. Kolsrud

/s/  Robert J. Kontz       Vice President and             January 11, 2000
-------------------------  Corporate Controller
Robert J. Kontz

/s/  Brenda K. Clancy      Treasurer                      January 11, 2000
-------------------------
Brenda K. Clancy

                                                                Registration No.
                                                                      333-
                                                                          ------



                      SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C. 20549


                                ---------------

                                   EXHIBITS

                                      TO

                                   FORM N-4

                            REGISTRATION STATEMENT

                                     UNDER

                          THE SECURITIES ACT OF 1933

                                      FOR

                            ACCESS VARIABLE ANNUITY

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                                 EXHIBIT INDEX
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Exhibit No.     Description of Exhibit                                 Page No.*
-----------     ----------------------                                 ---------

(1)(a)          Resolution of the Board of Directors

(3)(a)          Principal Underwriting Agreement

(3)(b)          Form of Broker/Dealer Supervision and Sales Agreement

(4)(c)          Form of Individual Policy for the Access Variable Annuity

(5)(c)          Form of Individual Application for the Access Variable
                Annuity

(6)(a)          Articles of Incorporation of PFL Life Insurance Company

(6)(b)          ByLaws of PFL Life Insurance Company

(8)(a)(1) Amendment No. 6 to Participation Agreement by and between PFL Life Insurance Company, Endeavor Management Co. and Endeavor Series Trust.

(8)(b)(1) Amendment No. 12 to Participation Agreement among WRL Series Fund, Inc., PFL Life Insurance Company, AUSA Life Insurance Company, Inc., and Peoples Benefit Life
                Insurance Company.

(14)            Powers of Attorney

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* Page numbers included only in manually executed original.